SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON OCTOBER 7, 2014

As filed with the Securities and Exchange Commission on                     , 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 2

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Smart Sand Partners LP

(Exact name of registrant as specified in its charter)

Delaware	1400	47-1650695
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

24 Waterway Avenue, Suite 350

The Woodlands, Texas 77380

(281) 231-2660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles E. Young

Chief Executive Officer

24 Waterway Avenue, Suite 350

The Woodlands, Texas 77380

(281) 231-2660

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Maierson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	E. Ramey Layne Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2014

PROSPECTUS

Smart Sand Partners LP

Common Units

Representing Limited Partner Interests

This is our initial public offering. We are offering             common units.

Prior to this offering, there has been no public market for our common units. It is currently estimated that the initial public offering price will be between $         and $         per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “SSLP.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act, or JOBS Act.

You should consider the risks we have described in “Risk Factors” beginning on page 24.

These risks include the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	On a pro forma basis we would not have had sufficient distributable cash flow to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 or the twelve months ended June 30, 2014.

•	A substantial majority of our revenues are generated under contracts with customers, and the loss of, material nonpayment or nonperformance by or significant reduction in purchases by any of them could adversely affect our business, results of operations, financial condition and ability to make cash distributions.

•	Inaccuracies in estimates of volumes and qualities of our sand reserves could result in lower than expected sales and higher than expected production costs.

•	Our long-term business and financial performance depends on the level of drilling and completion activity in the oil and natural gas industry.

•	All of our sales are generated at one facility, and that facility is served by only one rail line. Any adverse developments at that facility or on the rail line could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions.

•	Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

•	Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our distributable cash flow would be substantially reduced.

•	Our unitholders’ share of our taxable income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Smart Sand Partners LP	$	$

(1)	Excludes a structuring fee equal to % of the gross proceeds of this offering payable to Goldman Sachs & Co. Please read “Underwriting.”

To the extent that the underwriters sell more than             common units, the underwriters have the option to purchase up to an additional              common units from us at the public offering price, less the underwriting discounts.

The underwriters expect to deliver the common units on or about                     , 2014.

Goldman, Sachs & Co.	Credit Suisse

The date of this prospectus is                     , 2014.

[Inside Cover Art]

i

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The data included in this prospectus regarding the industry in which we operate, including descriptions of trends in the market and our position and the position of our competitors within our industries, is based on a variety of sources, including independent publications, government publications, information obtained from customers, distributors, suppliers and trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. The industry data sourced from The Freedonia Group is from its Industry Study #3160, “Well Stimulation Materials,” published in June 2014. The industry data sourced from Spears & Associates is from its “Oilfield Market Report, 2005-2015,” published in October 2014. We believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete.

v

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units.

Unless the context otherwise requires, references in this prospectus to “Smart Sand Partners LP,” “our partnership,” “we,” “our” and “us,” or like terms, when used in an historical context, refer to Smart Sand, Inc., our predecessor for accounting purposes, and its subsidiaries, and when used in the present tense or prospectively, refer to Smart Sand Partners LP and its subsidiaries. References to “our general partner” refer to Smart Sand GP LLC, our general partner. References to “our sponsor” refer to Smart Sand, Inc., the direct owner of our general partner. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” beginning on page B-1 of this prospectus.

Smart Sand Partners LP

Overview

We are a pure-play, low-cost producer of high-quality Northern White frac sand, which is a preferred proppant used to enhance hydrocarbon recovery rates in the hydraulic fracturing of oil and natural gas wells. We own and operate a sand mine and related processing facility on 1,168 contiguous acres near Oakdale, Wisconsin, at which we have approximately 217 million tons of proven recoverable sand reserves and 64 million tons of probable recoverable sand reserves as of June 30, 2014. Our integrated facility, with on-site rail infrastructure and wet and dry sand processing facilities, enables us to process and cost-effectively deliver approximately 2.2 million tons of frac sand per year. A minimum of approximately              million tons of our annual frac sand production is contracted to oil and natural gas production and pressure pumping service companies under long-term, fixed-price take-or-pay contracts that are intended to mitigate our exposure to the potential price volatility of the spot market for frac sand and enhance the stability of our cash flows. We believe that the favorable geologic characteristics of our sand reserves, the strategic location and logistical advantages of our Oakdale facility and the industry experience of our senior management team have positioned us as a highly attractive source of frac sand to the oil and natural gas industry.

Over the past decade, exploration and production companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s unconventional oil and natural gas reservoirs through advanced recovery techniques, such as horizontal drilling and hydraulic fracturing. In recent years, this focus has resulted in exploration and production companies drilling more and longer horizontal wells, completing more hydraulic fracturing stages per well and utilizing more proppant per stage in an attempt to maximize the volume of hydrocarbon recoveries per wellbore. As a result, based on data from The Freedonia Group, U.S. demand for raw frac sand has increased rapidly, growing at an average annual rate of 42% from 2003 to 2013. The total U.S. raw frac sand market size was $1.5 billion in 2013 and is projected to increase 13.3% annually from 2013 to 2018, according to The Freedonia Group.

Northern White sand, which is found predominantly in Wisconsin and limited portions of the upper Midwest region of the United States, is highly valued by oil and natural gas producers as a preferred proppant due to its favorable physical characteristics, including its crush strength (ability to withstand high pressures), turbidity (low levels of contaminants) and roundness and sphericity (facilitates hydrocarbon flow, or conductivity), and its lower cost as compared to other proppants such as resin-coated sand and manufactured ceramics. We believe the significant recent increase in demand for frac sand has outpaced supply due to several industry-wide frac sand production and logistics constraints, including limited availability of API-specification sand reserves globally as well as the difficulty of obtaining the myriad of construction, environmental, mining and other permits required by local, state and federal regulators. We believe that the market for high-quality raw frac sand, like the Northern White sand we produce, will continue to grow based on the expected long-term development of North America’s unconventional oil and natural gas reservoirs.

Summary of Our Reserves, Oakdale Facility, Contracts and Right of First Offer to Acquire Additional Assets

Our sand reserves include a balanced concentration of coarse (20/40, 30/50 and 40/70 mesh) sands and fine (70/140 mesh, which we refer to in this prospectus as “100 mesh”) sand. Our reserves contain deposits of approximately 60% of 70 mesh and coarser substrate and approximately 40% of 100 mesh substrate. We believe that this mix of coarse and fine sand reserves, combined with contractual demand for our products across a range of mesh sizes, provides us with relatively higher mining yields and lower processing costs than sand mines with predominately coarse sand reserves. In addition, our approximate 217 million tons of proven recoverable reserves and 64 million tons of probable recoverable reserves as of June 30, 2014, implies a reserve life of approximately 128 years based on our current annual processing capacity of 2.2 million tons per year. This long reserve life, coupled with our balanced mix of coarse and fine sand reserves, enables us to better serve demand for different types of frac sand as compared to mines with disproportionate amounts of coarse or fine sand and mines with shorter reserve lives.

As of                     , 2014 we had long-term, fixed-price take-or-pay contracts to sell a minimum of          million tons of frac sand annually. Each of these contracts contains a minimum volume purchase requirement, is subject to certain price escalators and provides for delivery of frac sand freight on board at our Oakdale facility. As of                     , 2014, the product mix-weighted average price of sand sold from our Oakdale facility pursuant to these take-or-pay contracts was $             per ton and the volume-weighted average remaining term was          years. Certain of these contracts contain provisions that allow our customers to extend the term of the contracts. The mesh size specifications in these contracts vary and include a mix of 20/40, 30/50, 40/70 and 100 mesh frac sand.

Our Oakdale facility is optimized to exploit the reserve profile in place and produce high-quality frac sand. Unlike some of our competitors, our processing and rail loading facilities are located in close proximity at the mine site, which eliminates the need for us to truck sand on public roads between the mine and the production facility or between wet and dry processing facilities. Our on-site transportation assets include approximately seven miles of rail track in a double-loop configuration that is tied into a Class I rail line owned by Canadian Pacific, which enables us to simultaneously accommodate multiple unit trains and significantly increases our efficiency in meeting our customers’ frac sand transportation needs. We ship a substantial portion of our sand volumes (approximately 58.2% during the six months ended June 30, 2014) in unit train shipments through a combination of rail cars that we lease and operate and rail cars that our customers own or lease and deliver to our facility. We believe that we are one of the few frac sand producers with a facility custom-designed for the specific purpose of delivering frac sand to all of the major U.S. oil and natural gas producing basins by an on-site rail facility that can simultaneously accommodate multiple unit trains. Our ability to handle multiple rail car sets allows for the seamless transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility. We believe our customized on-site logistical configuration yields lower overall operating and transportation costs compared to manifest train or single-unit train facilities as a result of our higher rail car utilization, more efficient use of locomotive power and more predictable movement of product between mine and destination. Rail cars are currently in high demand in the industry, and unit train operations such as ours can double or triple the average number of loads that a rail car carries per year. We believe that the connectivity of our Oakdale facility to the Canadian Pacific rail network, combined with our growing fleet of rail cars and our unit train logistics capabilities, will provide us enhanced flexibility to serve customers located in shale plays throughout North America.

In addition to the Oakdale facility that will be contributed to us, our sponsor owns approximately 816 acres in Jackson County, Wisconsin, that it will retain after the closing of this offering. Our sponsor expects to construct a 2.2 million ton per year processing facility and storage silos at this site, which we call the Hixton site, and expects the Hixton facility to be fully operational during the second half of 2015. As of June 20, 2014, John T. Boyd estimated that the Hixton site had approximately 100 million tons of proven recoverable sand reserves. Pursuant to the terms of the omnibus agreement that we and our sponsor will enter into at the closing of this offering, we will have a right of first offer to acquire our sponsor’s Hixton sand reserves, processing facility and related assets should our sponsor choose to sell those assets. In addition, our right of first offer will cover any additional land, sand reserves, processing facilities, logistics assets and similar assets that our sponsor develops in the future.

For the year ended December 31, 2013 and six months ended June 30, 2014, we generated pro forma Adjusted EBITDA of approximately $16.3 million and $14.6 million, respectively, and pro forma net income of approximately $12.1 million and $12.5 million, respectively. For the definition of Adjusted EBITDA and reconciliations to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Industry Trends Impacting Our Business

Unless otherwise indicated, the information set forth under “—Industry Trends Impacting Our Business,” including all statistical data and related forecasts, is derived from The Freedonia Group’s Industry Study #3160, “Well Stimulation Materials,” published in June 2014, and Spears & Associates’ “Oilfield Market Report, 2005-2015,” published in October 2014. While we are not aware of any misstatements regarding the proppant industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Demand Trends

The U.S. proppant market, including raw frac sand, ceramic and resin-coated proppant, was approximately 31 million tons in 2013. Industry estimates for 2013 indicate that the total sand market represented approximately 29 million tons, or 92.3% of the total proppant market by weight. Over the past five years, proppant demand by weight has increased by 26.4% annually, and the market is projected to continue growing by 9.4% per year through 2018, representing an increase of approximately four million tons in annual proppant demand over that time period. The total U.S. proppant market size in dollars was $5.0 billion in 2013 and is projected to grow 13.7% annually through 2018, according to The Freedonia Group. The following chart illustrates historical and forecasted proppant demand for certain years from 2013 to 2023.

Demand growth for frac sand and other proppants is primarily driven by advancements in oil and natural gas drilling and well completion technology and techniques, such as horizontal drilling and hydraulic fracturing. These advancements have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. Over the past ten years, U.S. rig count has increased at a 5.5% compound annual growth rate. In addition to an increase in rig count, the percentage of active drilling rigs used to drill horizontal wells, which require greater volumes of proppant than vertical wells, has increased from 29% in 2008 to 63% in 2013. Moreover, the increase of pad drilling has led to a more efficient use of rigs, allowing more wells to be drilled per rig. As a result of these factors, well count, and hence proppant demand, has grown at greater rate than overall rig count.

We believe that demand for proppant will be amplified by the following factors:

•	improved drilling rig productivity, resulting in more wells drilled per rig per year;

•	increases in the percentage of rigs that are drilling horizontal wells;

•	increases in the length of the typical horizontal wellbore;

•	increases in the number of fracture stages per foot in the typical completed horizontal wellbore;

•	increases in the volume of proppant used per fracturing stage;

•	renewed focus of exploration and production companies to maximize ultimate recovery in active reservoirs through downspacing; and

•	increasing secondary hydraulic fracturing of existing wells as early shale wells age.

Recent growth in demand for raw frac sand has outpaced growth in demand for other proppants, and industry analysts predict that this trend will continue. As well completion costs have increased as a proportion of total well costs, operators have increasingly looked for ways to improve per well economics by lowering costs without sacrificing production performance. To this end, the oil and natural gas industry is shifting away from the use of higher-cost proppants towards more cost-effective proppants, such as raw frac sand, according to Spears & Associates’ “Oilfield Market Report, 2005-2014,” published in 2013. Evolution of completion techniques and the substantial increase in activity in U.S. oil and liquids-rich resource plays has further accelerated the demand growth for raw frac sand.

In general, oil and liquids-rich wells use a higher proportion of coarser proppant while dry gas wells typically use finer grades of sand. With the majority of U.S. exploration and production spending focused on oil and liquids-rich plays, demand for coarser grades of sand has exceeded demand for finer grades and remains strong. However, due to innovations in completion techniques and a recent increase in natural gas drilling activity, demand for finer grade sands has also shown a considerable resurgence. According to PropTester, Inc., a notable driver impacting demand is increased proppant loadings, specifically, larger volumes of proppant placed per frac stage. The trend of using larger volumes of finer mesh materials such as 100 mesh sand and 40/70 sand and ceramics, either on their own or in conjunction with coarser and more conductive proppant tail-ins, is expected to continue.

Supply Trends

In recent years, customer demand for premium raw frac sand has outpaced supply. Several factors contribute to this persistent supply shortage:

•	the difficulty of finding frac sand reserves that meet API specifications and satisfy the demands of customers who increasingly favor premium sand varieties;

•	the difficulty of securing contiguous frac sand reserves large enough to justify the capital investment required to develop a processing facility;

•	the challenges of identifying reserves with the above characteristics that have rail access needed for low-cost transportation to major shale basins;

•	the hurdles to securing mining, production, water, air, refuse and other federal, state and local operating permits from the proper authorities;

•	local opposition to development of certain facilities, especially those that require the use of on-road transportation, including moratoria on raw frac sand facilities in multiple counties in Wisconsin and Minnesota that hold potential sand reserves; and

•	the long lead time required to design and construct sand processing facilities that can efficiently process large quantities of high quality frac sand.

Supplies of premium quality Northern White sands are limited to select areas, predominantly in western Wisconsin and selected areas of Minnesota and Illinois. The ability to obtain large contiguous reserves in these areas is a key constraint and can be an important supply consideration when assessing the economic viability of a potential raw frac sand facility. Further constraining the supply and throughput of Northern White sand, not all of the large reserve mines have onsite excavation and processing capability. The availability of suitable railcars is also an important logistics factor that represents a potential supply constraint in the industry. Certain long-term contracts, including some contracts to which we are a party, stipulate that customers will provide railcars at the originating facility. This arrangement mitigates any financial or operational impact that may arise from fluctuations in railcar availability in the operating regions.

Business Strategies

Our principal business objective is to create sustainable, capital-efficient growth in available cash to maximize distributions to our unitholders. We expect to achieve this objective through the following business strategies:

•	Focusing on stable, long-term, take-or-pay contracts with key customers. We seek to secure a high percentage of our cash flows under long-term, fixed price contracts containing take-or-pay provisions with oil and natural gas production and pressure pumping service companies. We believe this contracting strategy significantly mitigates our exposure to the potential price volatility of the spot market for frac sand in the short-term, allows us to take advantage of any increase in frac sand prices as we extend or enter into new contracts over the medium-term and provides us with long-term cash flow stability. Our contracting strategy also helps us pursue our long-term logistics and asset optimization strategy by providing more predictability of volumes and product shipments. As of , 2014, our long-term contracts had a volume-weighted average remaining term of years.

•	Pursuing accretive acquisitions from our sponsor and third parties. We expect to pursue accretive acquisitions of frac sand facilities, transload facilities and other logistics assets from our sponsor and third parties. Pursuant to the terms of the omnibus agreement that we will enter into at the closing of this offering, we will have a right of first offer with respect to our sponsor’s Hixton sand reserves, processing facility and related assets. In addition, our right of first offer will cover any additional land, sand reserves, processing facilities, logistics assets and similar assets that our sponsor develops in the future.

•	Expanding our reserve base and processing capacity through organic growth. We seek to identify and evaluate economically attractive expansion and facility enhancement opportunities to increase our reserve base and processing capacity. We expect to pursue add-on acreage acquisitions near our Oakdale facility to expand our reserve base and increase our reserve life. In July 2014, we completed an expansion of our Oakdale facility that increased our annual processing capacity from approximately 1.1 million tons per year to approximately 2.2 million tons per year by adding incremental dry plant capacity and additional sand storage silos.

•	Continuing to make productivity improvements and reducing our cost of production. Our operations have been strategically designed to provide low per-unit production costs. We will continue to analyze and pursue initiatives that will optimize our existing assets and further lower our total cost of production per ton. For example, we are planning to build a natural gas connection to our Oakdale facility, assessing the use of dredging equipment in our mining operations and evaluating modifications to our infrastructure that would increase our capacity to utilize unit trains (in lieu of manifest train shipments). In addition, we seek to maximize our mining yields on an ongoing basis by targeting sales volumes that more closely match our reserve gradation in order to minimize mining and processing of superfluous tonnage.

•

Optimizing our logistics infrastructure and developing additional origination points.    We intend to continue optimizing our logistics infrastructure and developing additional origination points in order to monetize our extensive reserves more rapidly and reduce the landed cost of our products at the basin for our customers. We expect to capitalize on our facility’s ability to simultaneously accommodate multiple unit trains to maximize our product shipment rates, increase rail car utilization and lower transportation costs. In addition, we intend to continue evaluating ways to reduce the landed cost of our products at the basin for our customers, such as potentially shipping unprocessed, wet frac sand to dry processing plants that are located in our target shale basins and developed by our sponsor or owned by third parties. We also intend to utilize our expanding fleet of rail cars to increase our customized service offerings and provide our customers with additional delivery and pricing alternatives for our products, including selling product on an “as-delivered” basis at our target shale basins.

•	Capitalizing on compelling industry fundamentals. We intend to continue to position ourselves as a pure play producer of high-quality raw frac sand, as we believe the frac sand market offers attractive long-term growth fundamentals. The growth of horizontal drilling in shale and other unconventional oil and natural gas plays has resulted in greater demand for frac sand for use as a proppant. This demand growth is underpinned by increased horizontal drilling, higher frac sand use per well and cost advantages over resin-coated sand and manufactured ceramics. We believe that a number of factors will contribute to the continued scarcity of high-quality frac sand over the next several years. In addition, we believe that our mix of coarse and fine sand positions us to capture opportunities created by recent frac sand usage trends of certain exploration and production companies that have begun utilizing fine mesh sand in their hydraulic fracturing operations.

•	Maintaining financial flexibility and conservative leverage. We plan to pursue a disciplined financial policy and maintain a conservative capital structure. We expect to have no indebtedness at the closing of this offering and $ million of liquidity in the form of cash on hand and undrawn borrowing capacity under our new $ million revolving credit facility. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic expansion and acquisition strategy.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•	Long-lived, strategically located, high-quality reserve base. Our Oakdale facility contains approximately 217 million tons of proven recoverable reserves and 64 million tons of probable recoverable reserves as of June 30, 2014, based on a reserve report prepared by John T. Boyd. We have an implied reserve life of approximately 128 years based on our current annual processing capacity of 2.2 million tons per year. We believe our balanced mix of coarse and fine sand reserves, combined with contractual demand for our products across a range of mesh sizes, provides us with higher mining yields and lower processing costs than sand mines with predominately coarse sand reserves. We also believe that our long reserve life enables us to better serve demand for both coarse and fine frac sand relative to mines with disproportionate amounts of coarse or fine sand reserves and mines with relatively short reserve lives across different types of market environments.

•	Long-term contracted cash flow stability. A minimum of approximately million tons of our annual frac sand production is contracted to oil and natural gas production and pressure pumping service companies under long-term, fixed-price take-or-pay contracts. We believe that the take-or-pay volume and pricing provisions and the long-term nature of our contracts will provide us with a stable base of cash flows and limit the risks associated with price movements in the spot market for frac sand as well as the risks associated with changes in product demand during the contract period. As of , 2014, our fixed-price take-or-pay contracts had a volume-weighted average remaining term of years.

•	Intrinsic logistics advantage. We believe that we are one of the few frac sand producers with a facility custom-designed for the specific purpose of delivering frac sand to all of the major U.S. oil and natural gas producing basins by an on-site rail facility that can simultaneously accommodate multiple unit trains. Our on-site transportation assets include approximately seven miles of rail track in a double-loop configuration that is tied into a rail line owned by Canadian Pacific. We believe our customized on-site logistical configuration typically yields lower operating and transportation costs compared to manifest train or single-unit train facilities as a result of our higher rail car utilization, more efficient use of locomotive power and more predictable movement of product between mine and destination.

•	Low-cost operating structure. We believe that our operations are characterized by an overall low cost structure, which permits us to capture attractive margins. Our low cost structure is a result of a number of key attributes, including, among others, our (i) relatively low royalty rates, (ii) balance of coarse and fine mineral reserve deposits and corresponding contractual demand that minimizes yield loss and (iii) facility’s proximity to a Class I rail line and other sand logistics infrastructure, which helps reduce transportation costs, fuel costs and headcount needs.

•	Significant organic growth potential. We believe that we have a significant pipeline of attractive sales opportunities at our Oakdale facility, which commenced commercial operations in July 2012 and was recently expanded in July 2014. As of , 2014, we have contracted to sell a minimum of approximately million tons of frac sand annually, which accounts for approximately % of our Oakdale facility’s 2.2 million tons per year of nameplate capacity. We are seeking additional long-term contractual commitments from new customers to use our excess capacity. If we generate excess production and market conditions are favorable, we also may elect to sell frac sand in spot market transactions. If we are successful in entering into new contracts or selling into the spot market at favorable prices, we may evaluate the addition of incremental dry and wet processing capacity at our Oakdale facility. In addition, as our sponsor evaluates the development of in-basin dry processing and transload facilities, we may sell unprocessed, wet frac sand at a specified price to our sponsor under the existing sourcing agreement. If actual sales volumes are higher than expected, our profitability and cash flows will be positively impacted.

•	Strong reputation with our customers. Our management and operating teams have developed longstanding relationships with our customers. Several leading oil and natural gas production companies and hydraulic fracturing service providers purchase frac sand from us, including Archer Pressure Pumping, EOG Resources, Nabors Completion & Production Services, US Well Services and a subsidiary of Weatherford International, or Weatherford.

•	Focus on safety and environmental stewardship. We are committed to maintaining a culture that prioritizes safety, the environment and our relationship with the communities in which we operate. In August 2014, we were accepted as a “Tier 1” participant in Wisconsin’s voluntary “Green Tier” program, which encourages, recognizes and rewards companies for voluntarily exceeding environmental, health and safety legal requirements. We believe that our commitment to safety, the environment and the communities in which we operate is critical to the success of our business.

•	Experienced management team. The members of our senior management team bring significant experience to the market environment in which we operate. Their expertise covers a range of disciplines, including industry-specific operating and technical knowledge as well as experience managing high-growth businesses.

Our Assets and Operations

Our Oakdale Facility

The following table provides key characteristics of our Oakdale sand reserves and frac sand production facility (as of June 30, 2014, unless otherwise stated):

Facility Characteristic	Description
Site geography	Situated on 1,168 contiguous acres, with on-site processing and rail loading facilities

Proven recoverable reserves	217 million tons

Probable recoverable reserves	64 million tons

Deposits	Sand reserves of up to 140 feet; coarse grade mesh sizes (20/40, 30/50 and 40/70 mesh) and fine mesh (100 mesh)

Reserve mix	Approximately 60% of 70 mesh and coarser substrate and approximately 40% of 100 mesh substrate

Excavation technique	Shallow overburden allowing for surface excavation

Annual processing capacity	2.2 million tons per year (as of August 15, 2014)

Logistics capabilities	On-site transportation infrastructure capable of simultaneously accommodating multiple unit trains and connected to the Canadian Pacific rail network

Royalties	$0.50 per ton of 20/70 frac sand sold; no royalties on 100 mesh frac sand sold

Our Customers and Contracts

As of                         , 2014, a minimum of approximately         million tons of our frac sand production is contracted to oil and natural gas production and pressure pumping service companies under long-term, fixed-price take-or-pay contracts that are intended to mitigate our exposure to the potential price volatility of the spot market for frac sand and enhance the stability of our cash flows. For the year ended December 31, 2013 and the six months ended June 30, 2014, we generated approximately 58.7% and 81.1%, respectively, of our revenues from frac sand delivered under long-term sales contracts, and we expect to continue selling a significant majority of our frac sand under long-term contracts. Occasionally, if we have excess production and market conditions are favorable, we may elect to sell frac sand in spot market transactions.

Our core customers are major oil and natural gas production and pressure pumping service companies. These customers have signed multi-year, fixed-price take-or-pay contracts, which mitigate our risk of their non-performance. As of                         , 2014, the product mix-weighted average price of sand sold from our Oakdale facility pursuant to these take-or-pay contracts was $         per ton and the volume-weighted average remaining term was          years. These contracts include provisions that require the customer to pay us an amount designed to compensate us, at least in part, for our lost margins for the applicable contract year in the event the customer does not take delivery of the minimum annual volume of frac sand specified in the contract. Our contracts provide for a true-up payment in the event the customer does not take delivery of the minimum annual volume of frac sand specified in the contract and has not purchased in the previous year an amount exceeding the minimum volume, resulting in a shortfall. The true-up payment is designed to compensate us, at least in part, for our margins for the applicable contract year and is calculated by multiplying the contract price (or, in some cases, a discounted contract price ) by the shortfall. Our contracts generally provide that, if we are unable to deliver the contracted minimum volume of frac sand, the customer has the right to purchase replacement frac sand from alternative sources, provided that our inability to supply is not the result of an excusable delay. In the event that the price of replacement frac sand exceeds the contract price and our inability to supply the contracted minimum volume is not the result of an excusable delay, we are responsible for the difference. At June 30, 2014 and December 31, 2013, we had significant levels of frac sand inventory on hand; therefore, the likelihood of any such penalties was considered remote.

Certain of our long-term, fixed-price take-or-pay contracts contain provisions that allow our customers to extend the term of the contracts. Each of our contracts contains a minimum volume purchase requirement, is subject to certain price escalators and provides for delivery of frac sand freight on board at our Oakdale facility. The mesh size specifications in these contracts vary and include a mix of 20/40, 30/50, 40/70 and 100 mesh frac sand. Should market trends continue to develop as we expect, in the event that one or more of our current contract customers decides not to continue purchasing our frac sand following the expiration of its contract with us, we believe that we will be able to sell the volume of sand that they previously purchased to other customers through long-term contracts or sales on the spot market.

Our Relationship with Our Sponsor

Overview

Smart Sand, Inc., our sponsor, is owned by members of our management team and a fund managed by Clearlake Capital Group, L.P., which, together with its affiliates and related persons, we refer to as Clearlake. The members of our senior management team bring significant experience to the market environment in which we operate. Their expertise covers a range of disciplines, including industry-specific operating and technical knowledge as well as experience managing high-growth businesses. Recognizing the increasing demand for proppants as a result of rapidly evolving hydraulic fracturing techniques, members of our management team chose to leverage their expertise and relationships to capitalize on this increasing demand by developing raw frac sand reserves and facilities. Our sponsor’s management team identified our existing Oakdale facility (as well as other facilities owned by the sponsor) and designed, permitted, commenced and recently expanded our Oakdale facility’s operations.

Clearlake is a leading private equity firm with significant investing expertise in energy and other related industries. Founded in 2006, Clearlake is focused on complex private equity and special situation transactions. With over $1.4 billion of regulatory assets under management, Clearlake (and its professionals) have a history of partnering with portfolio company management teams to transform and grow companies.

Our Sponsor’s Assets and Our Right of First Offer

In connection with this offering, our sponsor is contributing to us its sand reserves and related processing facility located in Oakdale, Wisconsin. In addition to the Oakdale facility, our sponsor owns approximately 816 acres in Jackson County, Wisconsin, located near the Village of Hixton, which our sponsor will retain after the closing of this offering. Our sponsor expects to construct a 2.2 million ton per year processing facility and storage silos at the Hixton site and expects the Hixton facility to be fully operational during the second half of 2015. As of June 20, 2014, John T. Boyd estimated that the Hixton site had approximately 100 million tons of proven recoverable sand reserves. Pursuant to the terms of the omnibus agreement that we will enter into at the closing of this offering, we will have a right of first offer with respect to our sponsor’s Hixton sand reserves, processing facility and related assets.

The Hixton site is located approximately 45 miles northwest of our Oakdale site and offers direct rail access to Canadian National’s rail network, which will provide the Hixton facility with the ability to ship sand to all major shale plays throughout the United States and Canada. Our sponsor expects to construct an on-site rail facility at the Hixton site, including approximately nine miles of rail track, that will be able to simultaneously accommodate multiple unit trains.

In addition, our right of first offer will cover any additional land, sand reserves, processing facilities, logistics assets and similar assets that our sponsor develops over a period of          years from the date of the closing of this offering. Our sponsor will also have the right, but not the obligation, to purchase up to              million tons of unprocessed, wet frac sand from us per year, to the extent such sand is not contracted for sale to third parties. Our sponsor is evaluating a number of additional development locations and regularly adds potential projects to its development backlog.

Our sponsor’s retained Hixton site represents a significant potential growth opportunity for us. Our sponsor continually evaluates acquisitions and may elect to acquire, construct or dispose of assets in the future, including in sales of assets to us. As the owner of our general partner,         of our common units, all             of our subordinated units and the indirect owner of all of our incentive distribution rights following the completion of this offering, our sponsor is well aligned and highly motivated to promote and support the successful execution of our business strategies, including utilizing our partnership as a growth vehicle for its sand mining operations. Although we expect to have the opportunity to make additional acquisitions directly from our sponsor in the future, including the Hixton site and processing facility described above that are subject to our right of first offer, our sponsor is under no obligation to accept any offer we make, and may, following good faith negotiations with us, sell the assets subject to our right of first offer to third parties that may compete with us. Our sponsor may also elect to develop, retain and operate properties in competition with us or develop new assets that are not subject to our right of first offer.

While we believe our relationship with our sponsor is a significant positive attribute, it may also be a source of conflicts of interest. For example, our sponsor is not restricted in its ability to compete with us. We expect that our sponsor will develop additional frac sand sites, processing facilities, logistics assets and related assets in the future, which may compete with us. In addition, our sponsor may purchase unprocessed wet sand directly from us, which would reduce the amount of product we are able to sell to current and potential third-party customers. While we expect that our management team, which also manages our sponsor’s retained assets, and our sponsor will allocate new and replacement customer contracts between us and our sponsor in a manner that balances the interests of both parties, they are under no obligation to do so. Please read “Conflicts of Interest and Duties.”

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described under “Risk Factors” and the other information in this prospectus before investing in our common units.

Organizational Transactions

We were formed on August 12, 2014 as a Delaware limited partnership by our general partner and our sponsor to own and operate our Oakdale facility. In connection with this offering, our sponsor will contribute the Oakdale sand reserves, processing facility, rail infrastructure and related assets to us.

In addition, in connection with this offering, we will:

•	issue all of our incentive distribution rights to our general partner;

•	issue common units and subordinated units to our sponsor, representing an aggregate % limited partner interest in us, and distribute $ of the net proceeds from this offering to our sponsor, a portion of which is to reimburse our sponsor for certain capital expenditures incurred with respect to the assets contributed to us;

•	issue common units to the public, representing a % limited partner interest in us, and apply the net proceeds as described in “Use of Proceeds”;

•	enter into a new $ million revolving credit facility; and

•	enter into an omnibus agreement with our sponsor, our general partner and certain of its affiliates.

Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions.”

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from that exercise to redeem from our sponsor a number of common units equal to the number of common units issued upon such exercise of the option at a price per unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee. Please read “Underwriting.”

Organizational Structure

After giving effect to the transactions described above, assuming the underwriters do not exercise their option to purchase additional common units, our partnership interests will be held as follows:

Public common units		%(1)
Common units held by Smart Sand, Inc.		%(1)
Subordinated units held by Smart Sand, Inc.		%(1)
General partner interest	—	%(2)
Incentive distribution rights	—	%(3)

Total	100.0%

(1)	Assumes no exercise of the underwriters’ option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, the public common units will represent a % limited partner interest in us and the common units and subordinated units held by Smart Sand Inc. will represent % and % limited partner interests, respectively, in us.
(2)	Our general partner owns a non-economic general partner interest in us. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”
(3)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.” Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of our incentive distribution rights will be issued to our general partner.

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.

Management of Smart Sand Partners LP

We are managed and operated by the board of directors and executive officers of Smart Sand GP LLC, our general partner. As the direct owner of our general partner, our sponsor has the right to appoint the entire board of directors of our general partner, including our independent directors. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. For more information about the directors and executive officers of our general partner, please read “Management—Directors and Executive Officers of Smart Sand GP LLC.”

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, our operating subsidiaries. However, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, including our sponsor, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Following the closing of this offering, our general partner and its affiliates will not receive any management fee or other compensation in connection with our general partner’s management of our business but will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee and director compensation and benefits properly allocable to us and all other expenses necessary or appropriate for the conduct of our business and allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. For the twelve months ending September 30, 2015, we estimate that these expenses will be approximately $         million, which includes, among other items, compensation expense for all employees required to manage and operate our business.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 24 Waterway Avenue, Suite 350, The Woodlands, Texas 77380, and our telephone number is (281) 231-2660. Following the closing of this offering, our website will be located at         . We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a contractual duty to manage us in a manner it believes is in the best interests of our partnership. However, because our general partner is a wholly owned subsidiary of our sponsor, the officers and directors of our general partner have a duty to manage the business of our general partner in a manner that is in the best interests of our sponsor. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including our sponsor, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive distributions. In addition, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period. Our general partner may also determine to manage our business in a way that directly benefits our sponsor’s business, rather than indirectly benefitting our sponsor solely through its ownership interests in us. We expect that any future decision by our general partner in this regard will be made on a case-by-case basis. Please read “Conflicts of Interest and Duties.”

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the duties (including fiduciary duties) otherwise owed by the general partner to limited partners and the partnership. As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including our sponsor and its affiliates, are permitted to compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us, except with respect to the right of first offer contained in our omnibus agreement. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of the General Partner” for a description of the duties imposed on our general partner. For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable).

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

The Offering

Common units offered to the public by us	common units, or common units if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering	common units and subordinated units, representing a % and % limited partner interest in us, respectively.

Use of proceeds	We expect to receive net proceeds of approximately $ million from the sale of common units offered by this prospectus, based on an assumed initial public offering price of $ per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the structuring fee and estimated offering expenses. We intend to use the net proceeds from this offering:

•	to make a distribution of approximately $ million to our sponsor, a portion of which (i) is to reimburse our sponsor for certain capital expenditures incurred with respect to the assets contributed to us, (ii) will be used by our sponsor to redeem all of its outstanding shares of preferred stock and (iii) will be used by our sponsor to pay in full outstanding borrowings under the predecessor credit facility;

•	to fully fund approximately $22.5 million of expansion capital expenditures expected to be incurred through September 30, 2015;

•	to pay approximately $1.5 million of debt issuance costs related to our new revolving credit facility; and

•	to fund approximately $1.9 million in non-recurring costs related to our transition to a publicly traded partnership.

If the underwriters exercise in full their option to purchase additional common units, the additional net proceeds to us would be approximately $         million. The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from our sponsor a number of common units equal to the number of common units issued upon such exercise of the option at a price per unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee.

Cash distributions	We intend to make a minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as “available cash.” Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the closing of this offering through , 2014, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $ ; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $         per unit in any quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest. In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

If we do not have sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

The amount of distributable cash flow we generated during the year ended December 31, 2013 on a pro forma basis would have been sufficient to pay % of the aggregate minimum quarterly distribution on our common units and % of the aggregate minimum quarterly distribution on our subordinated units for that period. The amount of distributable cash flow we generated during the twelve months ended June 30, 2014 on a pro forma basis would have been sufficient to pay % of the aggregate minimum quarterly distribution on our common units and % of the aggregate minimum quarterly distribution on our subordinated units for that period. Please read “Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015,” that we will have sufficient available cash to pay the

aggregate minimum quarterly distribution of $         million on all of our common units and subordinated units for the twelve months ending September 30, 2015. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from operating surplus from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after the date that we have earned and paid at least (1) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four quarter periods ending on or after , 2017, or (2) $ (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the related distributions on the incentive distribution rights for any four-quarter period immediately preceding that date, in each case provided there are no arrearages on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into a common unit on a one-for-one basis, and all common units will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless such removal is both (1) for cause and (2) approved by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our sponsor will own an aggregate of % of our units (or % of our units, if the underwriters exercise in full their option to purchase additional common units). This will give our sponsor the ability to prevent the removal of our general partner. Please read “Our Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “Our Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending             , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed to you with respect to that period. For

example, if you receive an annual distribution of $         per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $         per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences.”

Directed unit program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the common units being offered by this prospectus for sale to employees, consultants, directors, director nominees and executive officers of our general partner, and certain key employees of our sponsor and select individuals who may be able to assist us in developing our business. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Directed Unit Program.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol “SSLP.”

Summary Historical and Pro Forma Financial Data and Operating Data

The following table presents summary historical financial data of Smart Sand, Inc., our predecessor for accounting purposes, and summary pro forma financial data of Smart Sand Partners LP for the periods and as of the dates indicated. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary historical financial data of our predecessor as of and for the years ended December 31, 2013 and 2012 are derived from the audited financial statements of our predecessor appearing elsewhere in this prospectus. The summary historical interim financial data of our predecessor as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 are derived from the unaudited interim financial statements of our predecessor appearing elsewhere in this prospectus.

The summary pro forma financial data presented in the following table for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014 are derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated balance sheet assumes the offering and the related transactions occurred as of June 30, 2014, and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 assume the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma condensed consolidated financial statements give effect to, the following:

•	our sponsor’s contribution to us of the Oakdale sand reserves, processing facility, rail infrastructure and related assets;

•	our sponsor’s retention of the Hixton land and related permits;

•	our sponsor’s retention of the Series A Preferred Shares and predecessor credit facility;

•	our treatment as a partnership rather than a corporation for tax purposes, unlike our predecessor;

•	our entry into a new $ million revolving credit facility;

•	the consummation of this offering and our issuance of (i) common units to the public, (ii) all of the incentive distribution rights to our general partner and (iii) common units and subordinated units to our sponsor; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma condensed consolidated financial statements do not give effect to (i) variable general and administrative costs we will incur under the omnibus agreement that we will enter into with our sponsor as of the closing of this offering, (ii) $1.9 million in non-recurring costs related to our transition to a publicly traded partnership and (iii) $2.1 million of incremental operating expenses expected to be incurred as a result of operating a publicly traded partnership.

	Predecessor Historical				Smart Sand Partners LP Pro Forma
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2013	Six Months Ended June 30, 2014
	2013	2012	2014	2013
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Statement of Operations Data:
Revenues	$26,656	$6,925	$26,204	$12,754	$26,656	$26,204
Cost of goods sold	9,745	6,023	10,356	7,228	9,745	10,355

Gross profit	16,911	902	15,848	5,526	16,911	15,849

Operating expenses
Salaries, benefits and payroll taxes	1,928	1,616	1,553	922	1,928	1,553
Depreciation and amortization	110	296	61	54	110	61
Selling, general and administrative	1,705	1,539	1,461	726	1,705	1,421

Total operating expenses	3,743	3,451	3,075	1,702	3,743	3,035

Operating income (loss)	13,168	(2,549)	12,773	3,824	13,168	12,814
Other (expenses) income:
Preferred stock interest expense	(9,674)	(6,827)	(3,581)	(4,661)	-	-
Other interest expense	(528)	(331)	(763)	(342)	(1,115)	(543)
Other income	72	22	179	50	72	179

Total other (expense) income	(10,130)	(7,136)	(4,165)	(4,953)	(1,043)	(364)
Loss on extinguishment of debt	-	-	970	-	-	-

Income (loss) before income tax expense	3,038	(9,685)	7,638	(1,129)	12,125	12,450
Income tax expense (benefit)	2,623	(11)	3,704	(1,007)	-	-

Net and comprehensive income (loss)	$415	$(9,674)	$3,934	$(122)	$12,125	$12,450

Balance Sheet Data (at period end):
Property, plant and equipment, net	$50,143	$51,695	$66,905	$51,379		$59,698
Total assets	71,796	58,166	88,783	61,099		80,924
Total stockholders’ deficit / partners’ capital	(9,948)	(10,403)	(5,982)	(10,506)		70,669

Cash Flow Statement Data:
Net cash provided by (used in) operating activities	$2,936	$(1,184)	$13,984	$2,159		$23,549
Net cash used in investing activities	(1,042)	(40,626)	(15,870)	(946)		(12,262)
Net cash (used in) provided by financing activities	(994)	34,259	2,862	(102)		(820)

Other Data:
Capital expenditures	$1,241	$41,103	$15,870	$946	$1,209	$12,262
Adjusted EBITDA(1)	16,352	(727)	14,631	5,462	16,252	14,586
Production costs(1)	6,888	4,680	8,878	5,826	6,888	8,877

(1)	For our definitions of the non-GAAP financial measures of Adjusted EBITDA and production costs and reconciliations of Adjusted EBITDA and production costs to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks were to occur, our business, financial condition, results of operations, cash flows and ability to make cash distributions could be materially adversely affected. In that case, we may not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $            per unit, or $            per unit per year, which will require us to have distributable cash flow of approximately $            million per quarter, or $            million per year, based on the number of common units and subordinated units that will be outstanding after the completion of this offering. The amount of cash we can distribute on our common units and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on the following factors, some of which are beyond our control:

•	the amount of frac sand we are able to excavate and process, which could be adversely affected by, among other things, operating difficulties and unusual or unfavorable geologic conditions;

•	the volume of frac sand we are able to sell;

•	the price at which we are able to sell frac sand;

•	changes in the price and availability of propane, natural gas or electricity;

•	changes in prevailing economic conditions;

•	unanticipated ground, grade or water conditions;

•	inclement or hazardous weather conditions, including flooding, and the physical impacts of climate change;

•	environmental hazards;

•	industrial accidents;

•	changes in laws and regulations (or the interpretation thereof) related to the mining and hydraulic fracturing industries, silica dust exposure or the environment;

•	inability to acquire or maintain necessary permits or mining or water rights;

•	facility shutdowns in response to environmental regulatory actions;

•	inability to obtain necessary production equipment or replacement parts;

•	reduction in the amount of water available for processing;

•	technical difficulties or failures;

•	labor disputes and disputes with our excavation contractor;

•	late delivery of supplies;

•	difficulty collecting receivables;

•	inability of our customers to take delivery;

•	changes in the price and availability of transportation;

•	fires, explosions or other accidents; and

•	cave-ins, pit wall failures or rock falls.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis we would not have had sufficient distributable cash flow to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 or the twelve months ended June 30, 2014.

The amount of cash we need to pay the minimum quarterly distribution for four quarters on all of our units to be outstanding immediately after this offering is approximately $            million. The amount of pro forma distributable cash flow generated during the year ended December 31, 2013 and the twelve months ended June 30, 2014 would have been insufficient to allow us to pay the full minimum quarterly distribution on all of our common units during those periods. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the year ended December 31, 2013 and the twelve months ended June 30, 2014, please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income.

The assumptions underlying our forecast of distributable cash flow included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause distributable cash flow to differ materially from those estimates.

The forecast of distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and distributable cash flow for the twelve months ending September 30, 2015. Our ability to pay the full minimum quarterly distribution during the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in “Cash Distribution Policy and Restrictions on Distributions.”

Our forecast of distributable cash flow has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of distributable cash flow are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause distributable cash flow to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

A substantial majority of our revenues are generated under contracts with                  customers, and the loss of, material nonpayment or nonperformance by or significant reduction in purchases by any of them could adversely affect our business, results of operations, financial condition and ability to make cash distributions.

As of                 , 2014, we were contracted to sell raw frac sand produced from our Oakdale facility under                  long-term sales contracts with a weighted average remaining life of approximately          years. Because we have a small number of customers contracted under long-term contracts, these contracts subject us to counterparty risk. Any material nonpayment or nonperformance by any of our key customers could have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders. The ability or willingness of each of our customers to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, the overall financial condition of the counterparty, the condition of the U.S. oil and natural gas production industry, continuing use of raw frac sand in hydraulic fracturing operations and general economic conditions. In addition, in depressed market conditions, our customers may no longer need the amount of frac sand for which they have contracted or may be able to obtain comparable products at a lower price. If our customers experience a significant downturn in their business or financial condition, they may attempt to renegotiate or declare force majeure under our contracts. Should a counterparty fail to honor its obligations under a contract with us, we could sustain losses, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions. We may also decide to re-negotiate our existing contracts on less favorable terms and at reduced volumes in order to preserve our relationships with our customers.

Upon the expiration of our long-term contracts, our customers may decide not to re-contract on terms as favorable to us as our current contracts, or at all. For example, our current customers may acquire frac sand from other providers that offer more competitive pricing or logistics or develop their own sources of frac sand. Some of our customers could also exit their current business or be acquired by other companies that purchase frac sand from other providers. The demand for frac sand or the prevailing prices for frac sand at the time our current long-term contracts expire may also render entry into new long-term contracts difficult or impossible.

Any reduction in the amount of frac sand purchased by our customers, renegotiation on less favorable terms or inability to enter into new contracts on economically acceptable terms upon the expiration of our current contracts could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Inaccuracies in estimates of volumes and qualities of our sand reserves could result in lower than expected sales and higher than expected production costs.

John T. Boyd, our independent reserve engineers, prepared estimates of our reserves and the reserves at our sponsor’s Hixton site based on engineering, economic and geological data assembled and analyzed by our engineers and geologists. However, frac sand reserve estimates are by nature imprecise and depend to some extent on statistical inferences drawn from available data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of reserves and non-reserve frac sand deposits and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable frac sand reserves necessarily depend on a number of factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of frac sand, operating costs, mining technology improvements, development costs and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and the assessment of taxes by governmental agencies.

Any inaccuracy in John T. Boyd’s estimates related to our frac sand reserves and non-reserve frac sand deposits could result in lower than expected sales and higher than expected costs. For example, John T. Boyd’s estimates of our proven recoverable and probable recoverable sand reserves assume that our revenue and cost structure will remain relatively constant over the life of our reserves. If these assumptions prove to be inaccurate, some or all of our reserves may not be economically mineable, which could have a material adverse effect on our results of operations and cash flows. In addition, we pay a fixed price per ton of sand excavated regardless of the quality of the frac sand, and our current customer contracts require us to deliver frac sand that meets certain API and ISO specifications. If John T. Boyd’s estimates of the quality of our reserves, including the volumes of the various specifications of those reserves, prove to be inaccurate, we may incur significantly higher excavation costs without corresponding increases in revenues, we may not be able to meet our contractual obligations, or our facilities may have a shorter than expected reserve life, which could have a material adverse effect on our results of operations and cash flows.

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in our distributable cash flow per unit. If we are unable to make acquisitions from third parties, including from our sponsor and its affiliates, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our distributable cash flow per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	inability to integrate successfully the businesses we acquire;

•	inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our right of first offer to acquire certain of our sponsor’s existing assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

Our omnibus agreement will provide us with a right of first offer on our sponsor’s sand reserves, processing facility and any related assets that have been or will be constructed on its acreage in Jackson County, Wisconsin, as well as any additional land, sand reserves, processing facilities, logistics assets and similar assets that our sponsor develops for a period of          years after the closing of this offering. The consummation and timing of any future acquisitions of these assets will depend upon, among other things, our sponsor’s willingness to offer these assets for sale, our ability to negotiate acceptable customer contracts and other agreements with respect to the assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and our sponsor is under no obligation to accept any offer that we may choose to make. For these or a variety of other reasons, we may decide not to exercise our right of first offer if and when any assets are offered for sale, and our decision will not be subject to unitholder approval. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Our long-term business and financial performance depends on the level of drilling and completion activity in the oil and natural gas industry.

Our primary exposure to market risk occurs at the time existing customer contracts expire and are subject to renegotiation, renewal or replacement. Our ability to renew existing customer contracts or enter into new customer contracts on favorable terms is dependent on the market for frac sand at such times. Demand for frac sand is materially dependent on the levels of activity in oil and natural gas exploration, development and production, and more specifically, the number of oil and natural gas wells completed in geological formations where sand-based proppants are used in hydraulic fracturing treatments and the amount of frac sand customarily used in the completion of such wells.

Oil and natural gas producers’ expectations for lower market prices for oil and natural gas, as well as the availability of capital for operating and capital expenditures, may cause them to curtail spending, thereby reducing hydraulic fracturing activity and the demand for frac sand. Industry conditions that impact the activity levels of oil and natural gas producers are influenced by numerous factors over which we have no control, including:

•	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

•	global weather conditions and natural disasters;

•	worldwide political, military and economic conditions;

•	the cost of producing and delivering oil and natural gas;

•	commodity prices; and

•	potential acceleration of development of alternative energy sources.

A prolonged reduction in oil and natural gas prices would generally depress the level of oil and natural gas exploration, development, production and well completion activity and result in a corresponding decline in the demand for the frac sand we produce. In addition, any future decreases in the rate at which oil and natural gas reserves are developed, whether due to increased governmental regulation, limitations on exploration and drilling activity or other factors, could have a material adverse effect on our business, even in a stronger oil and natural gas price environment. If there is a sustained decrease in the demand for frac sand, we may be unable to renew contracts for our products, be forced to renegotiate our existing contracts or be forced to reduce the prices at which we enter into new contracts, any of which would reduce the amount of cash we generate.

In addition, to the extent we make sales of our frac sand other than under long-term contracts, the price we receive for those sales will be impacted by short-term fluctuations in the market for frac sand, and any negative fluctuations in the spot market could have an adverse effect on our results of operations and cash flows.

All of our sales are generated at one facility, and that facility is served by only one rail line. Any adverse developments at that facility or on the rail line could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions.

All of our sales are currently derived from our Oakdale facility located in Oakdale, Wisconsin, which is served by a single Class I rail line owned by Canadian Pacific. Any adverse development at this facility or on the rail line due to catastrophic events or weather, or any other event that would cause us to curtail, suspend or terminate operations at our Oakdale facility, could result in us being unable to meet our contracted sand deliveries. Although we maintain insurance coverage to cover a portion of these types of risks, there are potential risks associated with our operations not covered by insurance. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss. Downtime or other delays or interruptions to our operations that are not covered by insurance could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions. In addition, under our long-term contracts, if we are unable to deliver contracted volumes and a customer arranges for delivery from a third party at a higher price, we may be required to pay that customer the difference between our contract price and the price of the third-party product.

We face distribution and logistical challenges in our business.

As oil and natural gas prices fluctuate, our customers may shift their focus to different resource plays, some of which may be located in geographic areas that do not have well-developed transportation and distribution infrastructure systems. Transportation and logistical operating expenses comprise a significant portion of the costs incurred by our customers to deliver frac sand to the wellhead. Therefore, serving our customers in these less-developed areas presents distribution and other operational challenges that may affect our sales and negatively impact our operating costs. Disruptions in transportation services, including shortages of rail cars, lack of developed infrastructure, weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks or other events could affect our ability to timely and cost effectively deliver to our customers and could temporarily impair the ability of our customers to take delivery and, in certain circumstances, constitute a force majeure event under our customer contracts, permitting our customers to suspend taking delivery of and paying for our frac sand. Additionally, increases in the price of transportation costs, including freight charges, fuel surcharges, terminal switch fees and demurrage costs, could negatively impact operating costs if we are unable to pass those increased costs along to our customers. Failure to find long-term solutions to these logistical challenges could adversely affect our ability to respond quickly to the needs of our customers or result in additional increased costs, and thus could negatively impact our business, results of operations, financial condition and ability to make cash distributions.

We may be adversely affected by decreased demand for raw frac sand due to the development of either effective alternative proppants or new processes to replace hydraulic fracturing.

Raw frac sand is a proppant used in the completion and re-completion of oil and natural gas wells to stimulate and maintain oil and natural gas production through the process of hydraulic fracturing. Raw frac sand is the most commonly used proppant and is less expensive than other proppants, such as resin-coated sand and manufactured ceramics. A significant shift in demand from frac sand to other proppants, or the development of new processes to replace hydraulic fracturing altogether, could cause a decline in the demand for the frac sand we produce and result in a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

An increase in the supply of raw frac sand having similar characteristics as the raw frac sand we produce could make it more difficult for us to renew or replace our existing contracts on favorable terms, or at all.

We believe that the demand for raw frac sand has outpaced the supply of raw frac sand, which has been a contributing factor to steadily increasing prices for raw frac sand over the last decade. If significant new reserves of raw frac sand are discovered and developed, and those frac sands have similar characteristics to the raw frac sand we produce, we may be unable to renew or replace our existing contracts on favorable terms, or at all. Specifically, if high-quality frac sand becomes more readily available, our customers may not be willing to enter into long-term, fixed-priced take-or-pay contracts, may demand lower prices or both, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Federal, state, and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs, additional operating restrictions or delays for our customers, which could cause a decline in the demand for our frac sand and negatively impact our business, results of operations, financial condition and ability to make cash distributions.

We supply frac sand to hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing is an important and increasingly common practice that is used to stimulate production of natural gas and/or oil from low permeability hydrocarbon bearing subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants, and chemicals under pressure into the formation to fracture the surrounding rock, increase permeability and stimulate production.

Although we do not directly engage in hydraulic fracturing activities, our customers purchase our frac sand for use in their hydraulic fracturing activities. Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies. Some states have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations. In addition, federal agencies have started to assert regulatory authority over the process and various studies have been conducted or are currently underway by the U.S. Environmental Protection Agency, or the EPA, and other federal agencies concerning the potential environmental impacts of hydraulic fracturing activities. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation.

The adoption of new laws or regulations at the federal, state, local, or foreign levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete natural gas wells, increase our customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our frac sand. In addition, heightened political, regulatory, and public scrutiny of hydraulic fracturing practices could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly, or result in substantial legal liability or significant reputational harm. We could be directly affected by adverse litigation involving us, or indirectly affected if the cost of compliance limits the ability of our customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for our frac sand, have a material adverse effect on our business, financial condition and results of operations.

Our long-term sales contracts may preclude us from taking advantage of increasing prices for frac sand or mitigating the effect of increased operational costs during the term of those contracts.

The long-term sales contracts we have may negatively impact our results of operations. Our long-term contracts require our customers to pay a specified price for a specified volume of frac sand each month. As a result, in periods with increasing prices our sales will not keep pace with market prices.

Additionally, if our operational costs increase during the terms of our long-term sales contracts, we will not be able to pass some of those increased costs to our customers. If we are unable to otherwise mitigate these increased operational costs, our net income and available cash for distributions could decline.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our business, results of operations, financial condition and ability to make cash distributions.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the production could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

Our operations are exposed to potential natural disasters, including blizzards, tornadoes, storms, floods, other adverse weather conditions and earthquakes. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our operations.

We are not fully insured against all risks incident to our business, including the risk of our operations being interrupted due to severe weather and natural disasters. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Because we have a limited operating history, you may not be able to evaluate our current business and future earnings prospects accurately.

We did not commence commercial operations until July 2012, when our Oakdale facility became operational. As a result, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects. Because of our limited operating history and performance record, it is difficult to evaluate our business and results of operations to date and to assess our future prospects. Further, our historical financial statements present a period of limited operations and, therefore, do not provide a meaningful basis to evaluate our operations or our ability to achieve our business strategy. We may be less successful than a seasoned company in achieving a consistent operating level at our facility capable of generating cash flows from our operations sufficient to regularly pay a quarterly cash distribution or to pay any quarterly cash distribution to our unitholders. We may also be less successful in implementing our business strategy than a seasoned company with a longer operating history. Finally, we may be less equipped to identify and address operating risks and hazards in the conduct of our business than those companies whose major facilities have longer operating histories.

We face significant competition that may cause us to lose market share and reduce our ability to make distributions to our unitholders.

The frac sand industry is highly competitive. The frac sand market is characterized by a small number of large, national producers and a larger number of small, regional or local producers. Competition in this industry is based on price, consistency and quality of product, site location, distribution capability, customer service, reliability of supply, breadth of product offering and technical support.

Some of our competitors have greater financial and other resources than we do. In addition, our larger competitors may develop technology superior to ours or may have production facilities that offer lower-cost transportation to certain customer locations than we do. In recent years, there has been an increase in the number of small, regional producers servicing the frac sand market due to an increased demand for hydraulic fracturing services and to the growing number of unconventional resource formations being developed in the United States. Should the demand for hydraulic fracturing services decrease or the supply of frac sand available in the market increase, prices in the frac sand market could materially decrease. Furthermore, oil and natural gas exploration and production companies and other providers of hydraulic fracturing services have acquired and in the future may acquire their own frac sand reserves to fulfill their proppant requirements, and these other market participants may expand their existing frac sand production capacity, all of which would negatively impact demand for our frac sand products. In addition, increased competition in the frac sand industry could have an adverse impact on our ability to enter into long-term contracts or to enter into contracts on favorable terms.

Our production process consumes large amounts of propane and electricity. An increase in the price or a significant interruption in the supply of these or any other energy sources could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Energy costs, primarily propane and electricity, represented approximately 23.4% of our total cost of goods sold for the six months ended June 30, 2014. Propane is currently the primary fuel source used for drying in our frac sand production process. We have contracted to build a natural gas connection to our Oakdale facility (expected to be in service by the end of the first half of 2015), which would allow us to use natural gas as a fuel source for our dry plant operations. As a result, our profitability will be impacted by the price and availability of propane and natural gas we purchase from third parties. Because we have not contracted for the provision of propane or natural gas on a fixed-price basis, our costs and profitability will be impacted by fluctuations in prices for propane and natural gas. The price and supply of propane and natural gas are unpredictable and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside our control, such as changes in supply and demand due to weather conditions, actions by OPEC and other oil and natural gas producers, regional production patterns and environmental concerns. In addition, potential climate change regulations or carbon or emissions taxes could result in higher production costs for energy, which may be passed on to us in whole or in part. The price of propane has been extremely volatile over the last five years, from a low of $1.00 per gallon in May 2009 to a high of $4.40 per gallon in March 2014, and this volatility may continue. Similarly, the price of natural gas has been extremely volatile over the last two years, from a high of $6.15 per million British Thermal Units (“BTUs”) in February 2014 to a low of $2.61 per million BTUs in August 2012, and this volatility may continue. In order to manage this risk, we may hedge propane and/or natural gas prices through the use of derivative financial instruments, such as forwards, swaps and futures. However, these measures carry risk (including nonperformance by counterparties) and do not in any event entirely eliminate the risk of decreased margins as a result of propane or natural gas price increases. A significant increase in the price of energy that is not recovered through an increase in the price of our products or covered through our hedging arrangements or an extended interruption in the supply of propane, natural gas or electricity to our production facilities could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Increases in the price of diesel fuel may adversely affect our business, results of operations, financial condition and ability to make cash distributions.

Diesel fuel costs generally fluctuate with increasing and decreasing world crude oil prices and, accordingly, are subject to political, economic and market factors that are outside of our control. Our operations are dependent on earthmoving equipment, locomotives and tractor trailers, and diesel fuel costs are a significant component of the operating expense of these vehicles. We contract with a third party to excavate raw frac sand, deliver the raw frac sand to our processing facility and move the sand from our wet plant to our dry plant, and pay a fixed price per ton of sand delivered to our wet plant, subject to a fuel surcharge based on the price of diesel fuel. Accordingly, increased diesel fuel costs could have an adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

We may be required to make substantial capital expenditures to maintain, develop and increase our asset base. The inability to obtain needed capital or financing on satisfactory terms, or at all, could have an adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Although we currently use a significant amount of our cash reserves and cash generated from our operations to fund the development of our asset base, we may depend on the availability of credit to fund future capital expenditures. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering, the covenants contained in the revolving credit facility we expect to enter into in connection with this offering or other future debt agreements, adverse market conditions or other contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary to maintain, develop and increase our asset base could adversely impact our business, results of operations, financial condition and ability to make cash distributions.

Even if we are able to obtain financing or access the capital markets, incurring additional debt may significantly increase our interest expense and financial leverage, and our level of indebtedness could restrict our ability to fund future development and acquisition activities. In addition, the issuance of additional equity interests may result in significant dilution to our existing unitholders.

Restrictions in our anticipated new revolving credit facility may limit our ability to capitalize on acquisition and other business opportunities and may restrict our ability to make distributions to our unitholders.

The operating and financial restrictions and covenants in our anticipated new revolving credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, we expect that our revolving credit facility will restrict or limit our ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of assets, businesses and operations;

•	materially alter the character of our business as conducted at the closing of this offering; and

•	make acquisitions, investments and capital expenditures.

Furthermore, we expect that our revolving credit facility will contain certain operating and financial covenants. Our ability to comply with the covenants and restrictions contained in the revolving credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our anticipated new revolving credit facility, a significant portion of our indebtedness may become immediately due and payable, our lenders’ commitment to make further loans to us may terminate, and we will be prohibited from making distributions to our unitholders. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our revolving credit facility or any new indebtedness could have similar or greater restrictions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities—Our New Revolving Credit Facility.”

A facility closure entails substantial costs, and if we close our facility sooner than anticipated, our results of operations may be adversely affected.

We base our assumptions regarding the life of our Oakdale facility on detailed studies that we perform from time to time, but our studies and assumptions may not prove to be accurate. If we close our Oakdale facility sooner than expected, sales will decline unless we are able to acquire and develop additional facilities, which may not be possible. The closure of our Oakdale facility would involve significant fixed closure costs, including accelerated employment legacy costs, severance-related obligations, reclamation and other environmental costs and the costs of terminating long-term obligations, including energy contracts and equipment leases. We accrue for the costs of reclaiming open pits, stockpiles, non-saleable sand, ponds, roads and other mining support areas over the estimated mining life of our property. If we were to reduce the estimated life of our Oakdale facility, the fixed facility closure costs would be applied to a shorter period of production, which would increase production costs per ton produced and could materially and adversely affect our business, results of operations and financial condition.

Applicable statutes and regulations require that mining property be reclaimed following a mine closure in accordance with specified standards and an approved reclamation plan. The plan addresses matters such as removal of facilities and equipment, regrading, prevention of erosion and other forms of water pollution, re-vegetation and post-mining land use. We may be required to post a surety bond or other form of financial assurance equal to the cost of reclamation as set forth in the approved reclamation plan. The establishment of the final mine closure reclamation liability is based on permit requirements and requires various estimates and assumptions, principally associated with reclamation costs and production levels. If our accruals for expected reclamation and other costs associated with facility closures for which we will be responsible were later determined to be insufficient, our business, results of operations and financial condition may be adversely affected.

Our operations are dependent on our rights and ability to mine our properties and on our having renewed or received the required permits and approvals from governmental authorities and other third parties.

We hold numerous governmental, environmental, mining and other permits, water rights and approvals authorizing operations at our Oakdale facility. For our extraction and processing in Wisconsin, the permitting process is subject to federal, state and local authority. For example, on the federal level, a Mine Identification Request (MSHA Form 7000-51) must be filed and obtained before mining commences. If wetlands are implicated, a U.S. Army Corps of Engineers Wetland Permit is required. At the state level, a series of permits are required related to air quality, wetlands, water quality (waste water, storm water), grading permits, endangered species, archeological assessments and high capacity wells in addition to others depending upon site specific factors and operational detail. At the local level, zoning, building, storm water, erosion control, wellhead protection, road usage and access are all regulated and require permitting to some degree. A non-metallic mining reclamation permit is required. A decision by a governmental agency or other third party to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Title to, and the area of, mineral properties and water rights may also be disputed. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that we do not have title to our property or lack appropriate water rights could cause us to lose any rights to explore, develop and extract minerals, without compensation for our prior expenditures relating to such property. Our business may suffer a material adverse effect in the event we have title deficiencies.

A shortage of skilled labor together with rising labor costs in the excavation industry may further increase operating costs, which could adversely affect our business, results of operations, financial condition and ability to make cash distributions.

Efficient sand excavation using modern techniques and equipment requires skilled laborers, preferably with several years of experience and proficiency in multiple tasks, including processing of mined minerals. Our mining operations are subcontracted to a third-party excavation contractor, but there is a shortage of skilled mining labor in Wisconsin. If the shortage of experienced labor continues or worsens, we may find it difficult to renew or replace that contract upon its expiration on acceptable terms, and we may be unable to hire or train the necessary number of skilled laborers to perform our own operations. In either event, there could be an adverse impact on our business, results of operations, financial condition and ability to make cash distributions.

Our business may suffer if we lose, or are unable to attract and retain, key personnel.

We depend to a large extent on the services of our senior management team and other key personnel. Members of our senior management and other key employees bring significant experience to the market environment in which we operate. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. The loss of any of these individuals or the failure to attract additional personnel, as needed, could have a material adverse effect on our operations and could lead to higher labor costs or the use of less-qualified personnel. In addition, if any of our executives or other key employees were to join a competitor or form a competing company, we could lose customers, suppliers, know-how and key personnel. We do not maintain key-man life insurance with respect to any of our employees. Our success will be dependent on our ability to continue to attract, employ and retain highly skilled personnel.

Failure to maintain effective quality control systems at our mining, processing and production facilities could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

The performance and quality of our products are critical to the success of our business. These factors depend significantly on the effectiveness of our quality control systems, which, in turn, depends on a number of factors, including the design of our quality control systems, our quality-training program and our ability to ensure that our employees adhere to our quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Seasonal and severe weather conditions could have a material adverse impact on our business, results of operations, financial condition and ability to make cash distributions.

Our business could be materially adversely affected by severe weather conditions. Severe weather conditions may affect our customers’ operations, thus reducing their need for our products, impact our operations by resulting in weather-related damage to our facilities and equipment and impact our customers’ ability to take delivery of our products at our plant site. Any weather-related interference with our operations could force us to delay or curtail services and potentially breach our contractual obligations to deliver minimum volumes or result in a loss of productivity and an increase in our operating costs.

In addition, winter weather conditions impact our operations by causing us to halt our excavation and wet plant related production activities during the winter months. During non-winter months, we excavate excess sand to build a stockpile that will feed the dry plant which continues to operate during the winter months. Unexpected winter conditions (such as winter arriving earlier than expected or lasting longer than expected) may result in us not having a sufficient sand stockpile to supply feedstock for our dry plant during winter months, which could result in us being unable to meet our contracted sand deliveries during such time and lead to a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Our cash flow fluctuates on a seasonal basis.

Our cash flow is affected by a variety of factors, including weather conditions and seasonal periods. Seasonal fluctuations in weather impact the production levels at our wet processing plant. While our sales and finished product production levels are contracted evenly throughout the year, our mining and wet sand processing activities are limited to non-winter months. As a consequence, we experience lower cash costs in the first and fourth quarter of each calendar year.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, production facilities, processing plants or refineries are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas, which, in turn, could also reduce the demand for our frac sand. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Risks Related to Environmental, Mining and Other Regulation

We and our customers are subject to extensive environmental and occupational health and safety regulations that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state, and local regulatory environmental requirements affecting the mining and mineral processing industry, including among others, those relating to employee health and safety, environmental permitting and licensing, air and water emissions, water pollution, waste management, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, hazardous materials, and natural resources. Some environmental laws impose substantial penalties for noncompliance, and others, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), may impose strict, retroactive, and joint and several liability for the remediation of releases of hazardous substances. Liability under CERCLA, or similar state and local laws, may be imposed as a result of conduct that was lawful at the time it occurred or for the conduct of, or conditions caused by, prior operators or other third parties. Failure to properly handle, transport, store, or dispose of hazardous materials or otherwise conduct our operations in compliance with environmental laws could expose us to liability for governmental penalties, cleanup costs, and civil or criminal liability associated with releases of such materials into the environment, damages to property, or natural resources and other damages, as well as potentially impair our ability to conduct our operations. In addition, future environmental laws and regulations could restrict our ability to expand our facilities or extract our mineral deposits or could require us to acquire costly equipment or to incur other significant expenses in connection with our business. Future events, including changes in any environmental requirements (or their interpretation or enforcement) and the costs associated with complying with such requirements, could have a material adverse effect on us.

Any failure by us to comply with applicable environmental laws and regulations may cause governmental authorities to take actions that could adversely impact our operations and financial condition, including:

•	issuance of administrative, civil, or criminal penalties;

•	denial, modification, or revocation of permits or other authorizations;

•	imposition of injunctive obligations or other limitations on our operations, including cessation of operations; and

•	requirements to perform site investigatory, remedial, or other corrective actions.

Any such regulations could require us to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations, increase significantly our operating costs, or impose additional operating restrictions among our customers that reduce demand for our services.

We may not be able to comply with any new laws and regulations that are adopted, and any new laws and regulations could have a material adverse effect on our operating results by requiring us to modify our operations or equipment or shut down our facility. Additionally, our customers may not be able to comply with any new laws and regulations, which could cause our customers to curtail or cease operations. We cannot at this time reasonably estimate our costs of compliance or the timing of any costs associated with any new laws and regulations, or any material adverse effect that any new standards will have on our customers and, consequently, on our operations.

Silica-related legislation, health issues and litigation could have a material adverse effect on our business, reputation or results of operations.

We are subject to laws and regulations relating to human exposure to crystalline silica. Several federal and state regulatory authorities, including the U.S. Mining Safety and Health Administration (“MSHA”) may continue to propose changes in their regulations regarding workplace exposure to crystalline silica, such as permissible exposure limits and required controls and personal protective equipment. We may not be able to comply with any new laws and regulations that are adopted, and any new laws and regulations could have a material adverse effect on our operating results by requiring us to modify or cease our operations.

In addition, the inhalation of respirable crystalline silica is associated with the lung disease silicosis. There is recent evidence of an association between crystalline silica exposure or silicosis and lung cancer and a possible association with other diseases, including immune system disorders such as scleroderma. These health risks have been, and may continue to be, a significant issue confronting the frac sand industry. Concerns over silicosis and other potential adverse health effects, as well as concerns regarding potential liability from the use of frac sand, may have the effect of discouraging our customers’ use of our frac sand. The actual or perceived health risks of mining, processing and handling frac sand could materially and adversely affect frac sand producers, including us, through reduced use of frac sand, the threat of product liability or employee lawsuits, increased scrutiny by federal, state and local regulatory authorities of us and our customers or reduced financing sources available to the frac sand industry.

We are subject to the Federal Mine Safety and Health Act of 1977, which imposes stringent health and safety standards on numerous aspects of our operations.

Our operations are subject to the Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, which imposes stringent health and safety standards on numerous aspects of mineral extraction and processing operations, including the training of personnel, operating procedures, operating equipment, and other matters. Our failure to comply with such standards, or changes in such standards or the interpretation or enforcement thereof, could have a material adverse effect on our business and financial condition or otherwise impose significant restrictions on our ability to conduct mineral extraction and processing operations.

We and our customers are subject to other extensive regulations, including licensing, plant and wildlife protection and reclamation regulation, that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

In addition to the regulatory matters described above, we and our customers are subject to extensive governmental regulation on matters such as permitting and licensing requirements, plant and wildlife protection, wetlands protection, reclamation and restoration activities at mining properties after mining is completed, the discharge of materials into the environment, and the effects that mining and hydraulic fracturing have on groundwater quality and availability. Our future success depends, among other things, on the quantity and quality of our frac sand deposits, our ability to extract these deposits profitably, and our customers being able to operate their businesses as they currently do.

In order to obtain permits and renewals of permits in the future, we may be required to prepare and present data to governmental authorities pertaining to the potential adverse impact that any proposed excavation or production activities, individually or in the aggregate, may have on the environment. Certain approval procedures may require preparation of archaeological surveys, endangered species studies, and other studies to assess the environmental impact of new sites or the expansion of existing sites. Compliance with these regulatory requirements is expensive and significantly lengthens the time needed to develop a site. Finally, obtaining or renewing required permits is sometimes delayed or prevented due to community opposition and other factors beyond our control. The denial of a permit essential to our operations or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to develop or expand a site. Significant opposition to a permit by neighboring property owners, members of the public, or other third parties, or delay in the environmental review and permitting process also could delay or impair our ability to develop or expand a site. New legal requirements, including those related to the protection of the environment, could be adopted that could materially adversely affect our mining operations (including our ability to extract or the pace of extraction of mineral deposits), our cost structure, or our customers’ ability to use our frac sand. Such current or future regulations could have a material adverse effect on our business and we may not be able to obtain or renew permits in the future.

Our inability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business, financial condition and results of operations.

We are generally obligated to restore property in accordance with regulatory standards and our approved reclamation plan after it has been mined. We are required under federal, state, and local laws to maintain financial assurances, such as surety bonds, to secure such obligations. The inability to acquire, maintain or renew such assurances, as required by federal, state, and local laws, could subject us to fines and penalties as well as the revocation of our operating permits. Such inability could result from a variety of factors, including:

•	the lack of availability, higher expense, or unreasonable terms of such financial assurances;

•	the ability of current and future financial assurance counterparties to increase required collateral; and

•	the exercise by financial assurance counterparties of any rights to refuse to renew the financial assurance instruments.

Our inability to acquire, maintain, or renew necessary financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business, financial condition, and results of operations.

Climate change legislation and regulatory initiatives could result in increased compliance costs for us and our customers.

In recent years, the U.S. Congress has considered legislation to reduce emissions of greenhouse gases (“GHGs”), including methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other regulatory initiatives are expected to be proposed that may be relevant to GHG emissions issues. In addition, a number of states have begun to address GHG emissions, primarily through the development of emission inventories or regional GHG cap and trade programs. Depending on the particular program, we could be required to control GHG emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. Independent of Congress, the EPA is beginning to adopt regulations controlling GHG emissions under its existing authority under the Clean Air Act (“CAA”). For example, in December 2009, the EPA published findings that emissions of GHGs present an endangerment to human health and the environment because such emissions contributed to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has adopted regulations under existing provisions of the CAA that, among other things establish construction and operating permit reviews for GHG emissions from certain large stationary sources that are already potential major sources for conventional pollutants. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified production, processing, transmission and storage facilities in the United States on an annual basis. Although it is not currently possible to predict how any such proposed or future GHG legislation or regulation by Congress, the states or multi-state regions will impact our business, any legislation or regulation of GHG emissions that may be imposed in areas in which we conduct business could result in increased compliance costs or additional operating restrictions to us or our exploration and production customers, and could reduce demand for our frac sand, which could have a significant adverse effect on our operations.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our sponsor, and our sponsor is under no obligation to adopt a business strategy that favors us.

Following this offering, our sponsor, Smart Sand, Inc., will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of our sponsor. Conflicts of interest may arise between our sponsor and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates, including our sponsor, over the interests of our common unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our sponsor to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by our sponsor to invest in competitors, pursue and grow particular markets, or undertake acquisition opportunities for itself. Our sponsor’s directors and officers have a duty to make these decisions in the best interests of our sponsor;

•	our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in resolving conflicts of interest;

•	our sponsor may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

•	our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty under Delaware law;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership interests and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner will determine the amount and timing of many of our cash expenditures, whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus, and whether to set aside cash for future maintenance capital expenditures on certain of our assets that will need extensive repairs during their useful lives. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner will determine which costs incurred by it are reimbursable by us;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•	our partnership agreement permits us to distribute up to $ million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the incentive distribution rights;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates at a price not less than the then-current market price if it and its affiliates own more than 80.0% of our common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•

our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Neither our partnership agreement nor our omnibus agreement will prohibit our sponsor or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including our sponsor and officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Duties.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate there being limitations in our indebtedness, on our ability to issue additional units, including units ranking senior to our common units as to distributions or in liquidation or that have special voting rights and other rights, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. The incurrence of additional commercial bank borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of cash that we have available to distribute to our unitholders.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the completion of this offering, our sponsor will own an aggregate of approximately % of our outstanding common units and all of our subordinated units (assuming the underwriters do not exercise their option to purchase additional common units).

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership. As permitted by Delaware law, our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate corporate opportunities among us and its affiliates;

•	whether to exercise its limited call right;

•	whether to seek approval of the resolution of a conflict of interest by the conflicts committee of the board of directors of our general partner;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to elect to reset target distribution levels;

•	whether to transfer the incentive distribution rights or any units it owns to a third party; and

•	whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties—Duties of the General Partner.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained terms that are more favorable without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•	whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was in the best interests of our partnership, and will not be subject to any higher standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Cost reimbursements, which will be determined by our general partner, and fees due to our general partner and its affiliates for services provided will be substantial and will reduce our distributable cash flow.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement we will be required to reimburse our sponsor for providing certain general and administrative services to us. Our general partner and its affiliates also may provide us other services for which we will be charged fees. Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders. For the twelve months ending September 30, 2015, we estimate that these expenses will be approximately $            million, which includes, among other items, compensation expense for all employees required to manage and operate our business. For a description of the cost reimbursements to our general partner, please read “Our Partnership Agreement—Reimbursement of Expenses” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have “say-on-pay” advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. Through its direct ownership of our general partner, our sponsor has the right to appoint the entire board of directors of our general partner, including our independent directors. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Upon the completion of this offering, our sponsor will own     % of our total outstanding common units and subordinated units on an aggregate basis (or     % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). This will give our sponsor the ability to prevent the removal of our general partner.

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20.0% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of our sponsor to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices.

We may issue an unlimited number of additional partnership interests without unitholder approval, which would dilute your existing ownership interests.

At any time, we may issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash we have available to distribute on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of our sponsor:

•	management of our business may no longer reside solely with our current general partner; and

•	affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

Our sponsor may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will hold             common units and             subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide our sponsor with certain registration rights under applicable securities laws. Please read “Units Eligible for Future Sale.” The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner’s discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Affiliates of our general partner, including, but not limited to, our sponsor, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Neither our partnership agreement nor our omnibus agreement will prohibit our sponsor or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our sponsor. Any such entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Moreover, except for the obligations set forth in the omnibus agreement, neither our sponsor nor any of its affiliates have a contractual obligation to offer us the opportunity to purchase additional assets from it, and we are unable to predict whether or when such an offer may be presented and acted upon. As a result, competition from our sponsor and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our right of first offer on certain of our sponsor’s assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

Our omnibus agreement provides us with a right of first offer on our sponsor’s Hixton sand reserves, processing facility and related assets and other similar assets that our sponsor currently owns or may own or develop in the future, to the extent that our sponsor (or its applicable affiliate) decides to sell any of such assets during the             -year period following the closing of this offering. The consummation and timing of any acquisition by us of the assets covered by our right to first offer will depend upon, among other things, a decision by our sponsor to sell any assets, our ability to reach an agreement with our sponsor on price and other terms and our ability to obtain financing on acceptable terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and our sponsor is under no obligation to accept any offer that we may choose to make. For these or other reasons, we may decide not to exercise our right of first offer when we are permitted to do so, and our decision will not be subject to unitholder approval. In addition, our right of first offer may be, upon a change of control of our general partner, or by agreement between us and our sponsor, terminated by our sponsor at any time after it no longer controls our general partner. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80.0% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming the underwriters do not exercise their option to purchase additional common units, our sponsor will own approximately     % of our common units. At the end of the subordination period (which could occur as early as                     , 2015), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters do not exercise their option to purchase additional common units, our sponsor will own approximately     % of our outstanding common units. For additional information about our general partner’s call right, please read “Our Partnership Agreement—Limited Call Right.”

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only             publicly traded common units held by our public common unitholders (            common units if the underwriters exercise in full their option to purchase additional common units). Our sponsor will own             common units and             subordinated units, representing an aggregate     % limited partner interest in us (or             common units and             subordinated units, representing an aggregate     % limited partner interest in us, if the underwriters exercise in full their option to purchase additional common units). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time units are outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (50.0%) for each of the prior four consecutive fiscal quarters and the amount of such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels.

This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer all or any portion of our incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

Our sponsor, which is our accounting predecessor for financial reporting purposes, has a material weakness in its internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Prior to the completion of this offering, our sponsor has been a private entity with limited accounting personnel and other supervisory resources to adequately execute its accounting processes and address its internal control over financial reporting. In connection with our sponsor’s audit for the years ended December 31, 2013 and 2012, our sponsor’s independent registered public accounting firm identified and communicated a material weakness related to the failure to maintain a sufficient complement of qualified accounting personnel, which contributed to our sponsor’s inability to maintain appropriate segregation of duties within the organization and effective review and supervision over the financial reporting process. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our sponsor’s financial statements will not be prevented, or detected on a timely basis. This material weakness resulted in audit adjustments, including correction of prior period errors, to our sponsor’s financial statements, which were identified by our independent registered public accounting firm.

After the closing of this offering, our management team and financial reporting oversight personnel will be those of our sponsor, and thus we may continue to face the same material weakness described above.

We are in the early phases of evaluating the design and operation of our internal control over financial reporting and will not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to significant deficiencies and other material weaknesses, in addition to the material weakness described above. The material weakness described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness described above or avoid potential future material weaknesses.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to

Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our fiscal year ending December 31, 2014, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our annual report for the fiscal year ending December 31, 2019. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common units.

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and related rules subsequently implemented by the SEC and the NYSE have required changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements and our general partner will maintain director and officer liability insurance under a separate policy. We have included $2.1 million of estimated annual incremental operating expenses associated with being a publicly traded partnership, as well as $1.9 million in non-recurring costs related to our transition to a publicly traded partnership, in our financial forecast included elsewhere in this prospectus. It is possible that our actual incremental operating expenses of being a publicly traded partnership will be higher than we currently estimate. The amount of cash we have available for distribution to our unitholders will be reduced by the costs associated with being a publicly traded partnership.

The NYSE does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly traded limited partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional partnership interests, including to affiliates, will not be subject to the NYSE’s shareholder approval rules that apply to a corporation. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Smart Sand Partners LP.”

You will experience immediate and substantial dilution in net tangible book value of $        per common unit.

The assumed initial public offering price of $        per common unit (the midpoint of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $        per unit. Based on the assumed initial public offering price of $        per common unit, you will incur immediate and substantial dilution in pro forma net tangible book value of $        per common unit. This dilution results primarily because the assets contributed by our sponsor, our sponsor are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood that our sponsor, which owns our general partner, will sell or contribute additional assets to us, as our sponsor would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which would limit our unitholders’ ability to choose the judicial forum for disputes with us or our general partner’s directors, officers or other employees.

Our partnership agreement will provide that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings. This provision may have the effect of discouraging lawsuits against us and our general partner’s directors and officers. Please read “Our Partnership Agreement—Applicable Law; Exclusive Forum.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “Our Partnership Agreement—Limited Liability.”

Tax Risks

In addition to reading the following risk factors, please read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our distributable cash flow would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35.0%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced. Therefore, if we were treated as a corporation for federal income tax purposes, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

If we were subjected to a material amount of additional entity-level taxation by individual states, counties or cities, it would reduce our distributable cash flow.

Changes in current state, county or city law may subject us to additional entity-level taxation by individual states, counties or cities. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce our distributable cash flow. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly applied on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “Material Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our taxable income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our distributable cash flow.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner, because the costs will reduce our distributable cash flow.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of a unitholder’s allocable share of our net taxable income decreases its tax basis in its common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units at the time of the sale, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation and depletion recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Latham & Watkins LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred.

The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. However, the U.S. Treasury Department has issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner in its capacity as holder of our incentive distribution rights. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal

Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner, in its capacity as holder of our incentive distribution rights, and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50.0% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50.0% or more of the total interests in our capital and profits within a twelve month period. For purposes of determining whether the 50.0% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to own property or conduct business in many states, most of which impose an income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $        million from the sale of             common units offered by this prospectus, based on an assumed initial public offering price of $        per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, the structuring fee and estimated offering expenses. Our estimate assumes that the underwriters do not exercise their option to purchase additional common units. We intend to use the net proceeds from this offering:

•	to make a distribution of approximately $ million to our sponsor, a portion of which (i) is to reimburse our sponsor for certain capital expenditures incurred with respect to the assets contributed to us, (ii) will be used by our sponsor to redeem all of its outstanding shares of preferred stock and (iii) will be used by our sponsor to pay in full outstanding borrowings under the predecessor credit facility;

•	to fully fund approximately $22.5 million of expansion capital expenditures expected to be incurred through September 30, 2015;

•	to pay approximately $1.5 million of debt issuance costs related to our new revolving credit facility; and

•	to fund approximately $1.9 million in non-recurring costs related to our transition to a publicly traded partnership.

If the underwriters exercise in full their option to purchase additional common units, the additional net proceeds to us would be approximately $        million. The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from our sponsor a number of common units equal to the number of common units issued upon such exercise of the option at a price per unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee.

As of June 30, 2014, there was approximately $53.9 million in outstanding borrowings under the predecessor credit facility, which matures on March 28, 2019. The predecessor credit facility bears interest at a variable rate that was approximately 3.98% as of June 30, 2014. The borrowings to be repaid were incurred to fund capital expenditures related to the Oakdale facility and Hixton site. Our sponsor intends to terminate the predecessor credit facility in connection with the completion of this offering, and we will retain no cash flow commitments related to the predecessor credit facility after its termination. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities—Our Predecessor’s Credit Facility and Other Arrangements—Predecessor Revolving Credit Facility.”

A $1.00 increase (decrease) in the assumed initial public offering price of $        per common unit would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. To the extent there is a change in the net proceeds we receive from this offering, we will make a corresponding change to the size of the cash distribution to our sponsor.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

•	on a historical basis for our predecessor; and

•	on a pro forma basis to reflect offering and other transactions described under “Summary—Organizational Transactions” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes and the unaudited pro forma condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2014
	Historical	Pro forma
	(in millions)
Cash and cash equivalents	$3.1	$

Long-term debt:
Predecessor credit facility(1)	$54.4		$—
Our new revolving credit facility	—
Series A Preferred Shares	26.4		—
Capital lease obligations	2.5		2.5
Notes payable	0.2		0.2

Total long-term debt (including current maturities)	83.5

Stockholders’ equity / partners’ capital(2):
Net investment	$(6.0)		$—
Held by public:
Common units	—
Held by our sponsor
Common units	—
Subordinated units	—

Total net investment/equity	(6.0)

Total capitalization	$77.5	$

(1)	As of June 30, 2014, there was approximately $53.9 million outstanding under the predecessor credit facility as well as $0.5 million of accrued interest included in accrued expenses in the consolidated balance sheet. In connection with the completion of this offering, (i) we will make a distribution of approximately $ million to our sponsor from the net proceeds of this offering, a portion of which will be used by our sponsor to pay in full outstanding borrowings under the predecessor credit facility and (ii) our sponsor will terminate the predecessor credit facility. Please read “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities—Our Predecessor’s Credit Facility and Other Arrangements—Predecessor Revolving Credit Facility.”
(2)	Assumes the underwriters do not exercise their option to purchase additional common units.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2014, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters do not exercise their option to purchase additional common units, our net tangible book value was approximately $        million, or $        per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$
Pro forma net tangible book value per unit before the offering(2)	$
Decrease in net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after the offering(3)

Immediate dilution in pro forma net tangible book value per common unit to purchasers in the offering(4)(5)		$

(1)	The mid-point of the price range set forth on the cover page of this prospectus.
(2)	Determined by dividing the number of units ( common units and subordinated units) to be issued to our sponsor for its contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.
(3)	Determined by dividing the number of units to be outstanding after this offering ( common units and subordinated units) into our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering.
(4)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then immediate dilution in net tangible book value per common unit would equal $ and $ , respectively.
(5)	Assumes that the underwriters do not exercise their option to purchase additional common units. If the underwriters exercise in full their option to purchase additional common units and the net proceeds are used to redeem an equal number of common units as described under “Use of Proceeds,” the immediate dilution in net tangible book value per common unit to purchasers in this offering will be $ .

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our sponsor in respect of its units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
(in thousands)
Smart Sand, Inc.(1)(2)(3)			%	$		%
Public common unitholders			%			%

Total		100.0%		$	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, common units and subordinated units will be owned by our sponsor.
(2)	Assumes that the underwriters do not exercise their option to purchase additional common units.

(3)	The assets contributed by our sponsor were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our sponsor as of June 30, 2014, after giving effect to the organizational transactions, the application of the net proceeds from this offering and the payment of $ million of offering expenses, was as follows:

(in thousands)
Pro forma book value of net assets contributed	$
Less:
Distribution of net proceeds from this offering

Total consideration	$

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, “Forward-Looking Statements” and “Risk Factors” should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical consolidated financial statements and the accompanying notes and the unaudited pro forma condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay distributions to our partners.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

•

Our ability to pay cash distributions will be subject to restrictions on cash distributions under our new revolving credit facility and other debt agreements we may enter into in the future. We expect that our new revolving credit facility will contain covenants requiring us and our subsidiaries to maintain certain financial ratios and contain certain restrictions on incurring indebtedness, making distributions, making investments and engaging in certain other partnership actions, including making cash distributions while a default or event of default has occurred and is continuing.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities—Our New Revolving Credit Facility” and “Risk Factors—Risks Inherent in Our Business— Restrictions in our anticipated new revolving credit facility may limit our ability to capitalize on acquisition and other business opportunities and may restrict our ability to make distributions to our unitholders.”

•	The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. For example, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, Smart Sand, Inc., our sponsor, will own our general partner, and an aggregate of approximately % of our outstanding common units and all of our subordinated units (assuming no exercise of the underwriters’ option to purchase additional common units).

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•	Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•	If and to the extent our available cash materially declines from quarter to quarter, we may elect to reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution from operating surplus on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our current and future credit facilities and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. We do not have any commitment from our sponsor to provide any capital to us following this offering. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. We anticipate that any future credit facilities and other debt agreements we may enter into in the future would restrict our ability to incur additional debt. Please read “Risk Factors—Risks Inherent in Our Business—Restrictions in our anticipated new revolving credit facility may limit our ability to capitalize on acquisition and other business opportunities and may restrict our ability to make distributions to our unitholders.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our current and future credit facilities or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Inherent in Our Business—Restrictions in our anticipated new revolving credit facility may limit our ability to capitalize on acquisition and other business opportunities and may restrict our ability to make distributions to our unitholders.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each whole quarter, or $         per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We will adjust the amount of our first distribution for the period from the closing of this offering through                     , 2014, based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters’ option to purchase additional common units) is summarized in the table below:

	No Exercise of Option to Purchase Additional Common Units			Full Exercise of Option to Purchase Additional Common Units
	Aggregate Minimum Quarterly Distributions			Aggregate Minimum Quarterly Distributions
(dollars in thousands)
	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
Publicly held common units		$	$		$	$
Common units held by Smart Sand, Inc.
Subordinated units held by Smart Sand, Inc.

Total		$	$		$	$

Our general partner will initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $         per unit per quarter.

During the subordination period, before we make any quarterly distributions from operating surplus to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution from operating surplus for such quarter plus any arrearages in distributions from operating surplus of the minimum quarterly distribution from prior quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.” We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read “Conflicts of Interest and Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $         per unit for the twelve months ending September 30, 2015. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months ended June 30, 2014,” in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2013, and the twelve months ended June 30, 2014, derived from our unaudited pro forma condensed consolidated financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related transactions; and

•	“Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015,” in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units for the twelve months ending September 30, 2015.

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2013, and the Twelve Months Ended June 30, 2014

If we had completed the transactions contemplated by this prospectus on January 1, 2013, our unaudited pro forma distributable cash flow generated for the year ended December 31, 2013 would have been approximately $10.3 million. This amount would have been sufficient to pay     % of the aggregate minimum quarterly distribution on our common units during the period and     % of the aggregate minimum quarterly distribution on our subordinated units during that period.

If we had completed the transactions contemplated by this prospectus on January 1, 2013, our unaudited pro forma distributable cash flow generated for the twelve months ended June 30, 2014, would have been approximately $8.5 million. This amount would have been sufficient to pay     % of the aggregate minimum quarterly distribution on our common units during that period and     % of the aggregate minimum quarterly distribution on our subordinated units during that period.

We expect that our new revolving credit facility will require maintenance of certain financial covenants, including a combined total leverage ratio (as defined in our new revolving credit facility) of not more than              to 1.0 and an interest coverage ratio (as defined in our new revolving credit facility) of

not less than              to 1.0. If we had completed the transactions contemplated by this prospectus on January 1, 2013, we believe we would have been in compliance with these financial covenants for the year ended December 31, 2013 and for the twelve months ended June 30, 2014. Therefore, we do not believe that entering into our new revolving credit facility would have negatively impacted our ability to pay minimum quarterly distribution on our common units during these periods.

Following completion of this offering, we estimate that we will incur $2.1 million of incremental operating expenses as a result of operating as a publicly traded partnership. These incremental operating expenses include items such as: expenses associated with annual and quarterly SEC reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance; expenses associated with listing on the NYSE; independent registered public accounting firm fees; legal fees; investor relations expenses; transfer agent and registrar fees; director and officer liability insurance expenses; and director compensation. In addition, we expect to incur approximately $1.9 million in non-recurring costs related to our transition to a publicly traded partnership. We will also incur variable general and administrative costs under the omnibus agreement that we will enter into with our sponsor as of the closing of this offering. These incremental operating expenses, non-recurring costs and variable general and administrative costs are not reflected in the historical financial statements of our predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma condensed consolidated financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed in prior periods.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2013 and the twelve months ended June 30, 2014, the amount of cash that would have been available for distribution to our unitholders, assuming that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2013. The adjustments presented below give effect to this offering and the related transactions. Certain of the adjustments are explained in further detail in the footnotes.

Smart Sand Partners LP

Unaudited Pro Forma Distributable Cash Flow

	Year Ended December 31, 2013	Twelve Months Ended June 30, 2014
	(in thousands, except per unit data)
Statement of Operations Data:

Revenues	$26,656	$40,106
Cost of goods sold	9,745	12,872

Gross profit	16,911	27,234
Operating expenses
Salaries, benefits and payroll taxes	1,928	2,558
Depreciation and amortization	110	117
Selling, general and administrative(1)	5,705	6,402

Total operating expenses	7,743	9,077

Operating income	9,168	18,157
Other (expenses) income:
Interest expense, net	(1,115)	(1,105)
Other income	72	200

Total other (expense) income	(1,043)	(905)

Net income	8,125	17,252
Adjustments to reconcile net income to Adjusted EBITDA:
Add:
Depreciation, depletion, amortization	2,967	3,051
Interest expense, net	1,115	1,105
Franchise tax(2)	3	21
Gain/loss on disposal of assets	2	2
Equity incentive compensation	40	54

Adjusted EBITDA(3)	12,252	21,485
Less:
Cash interest expense(4)	750	750
Expansion capital expenditures(5)	1,209	12,262
Maintenance capital expenditures(6)	-	-
Plus:
Accretion of asset retirement obligations	-	8

Estimated distributable cash flow	$10,293	$8,481

Common units outstanding
Distributable cash flow per unit
Annual Distributions to:
Public common unitholders
Smart Sand, Inc.:
Common units
Subordinated units
Total distributions to Smart Sand, Inc.
Total distributions to our unitholders at the annualized minimum distribution rate
Excess/(shortfall) of distributable cash flow over total annualized minimum quarterly distributions
Percent of aggregate annualized minimum quarterly distribution payable to common unitholders	%	%
Percent of aggregate annualized minimum quarterly distribution payable to subordinated unitholders	%	%

(1)	Includes $2.1 million of incremental operating expenses that we expect to incur as a result of operating as a publicly traded partnership and $1.9 million of non-recurring costs related to our transition to a publicly traded partnership.
(2)	We include franchise tax expense as an Adjusted EBITDA add-back as we consider it similar to an income tax expense.
(3)	For more information, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(4)	Cash interest expense represents commitment fees on our new revolving credit facility.
(5)	Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term.
(6)	Maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Because our facility and related infrastructure are relatively new, having been substantially built within the last two years, our maintenance capital expenditures historically have been immaterial.

Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015

We forecast that our estimated distributable cash flow for the twelve months ending September 30, 2015 will be approximately $49.2 million. This amount would exceed by $         million the amount needed to pay the total annualized minimum quarterly distribution of $         million on all of our common units and subordinated units for the twelve months ending September 30, 2015. Our forecast of estimated distributable cash flow for the twelve months ending September 30, 2015 assumes that the underwriters do not exercise their option to purchase additional common units. We expect that our new revolving credit facility will require maintenance of certain financial covenants, including a combined total leverage ratio (as defined in our new revolving credit facility) of not more than              to 1.0 and an interest coverage ratio (as defined in our new revolving credit facility) of not less than              to 1.0. We forecast that we will be in compliance with these financial covenants for the twelve months ending September 30, 2015. Therefore, we do not believe that these financial covenants will negatively impact our ability to pay minimum quarterly distribution on our common units during the forecast period.

We do not, as a matter of course, make public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow and related assumptions and considerations set forth below to substantiate our belief that we will have sufficient distributable cash flow to allow us to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending September 30, 2015. This forecast is a forward-looking statement and should be read together with the historical and pro forma condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the minimum estimated distributable cash flow necessary to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending September 30, 2015. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Neither our independent registered public accounting firm, nor any other independent accountants, have examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, neither our independent registered public accounting firm, nor any other independent accountants, express an opinion or any other form of assurance with respect thereto. The reports of our independent registered public accounting firm included in this prospectus relate to our historical financial information and those reports do not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the minimum estimated distributable cash flow necessary to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending September 30, 2015. We are providing the forecast of estimated distributable cash flow and related assumptions set forth below to supplement the historical and pro forma condensed consolidated financial statements in support of our expectation that we will have sufficient distributable cash flow to allow us to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending September 30, 2015. Please read below under “—Assumptions and Considerations” for further information as to the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, the statement that we believe that we will have sufficient distributable cash flow to allow us to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for twelve months ending September 30, 2015, should not be regarded as a representation by us, the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

Smart Sand Partners LP

Estimated Distributable Cash Flow

	Three months ending				Twelve months Ending September 30, 2015
	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
	(in millions)
Statement of Operations Data:(1)

Revenues	$22.4	$24.0	$23.8	$23.6	$93.8
Cost of goods sold	8.6	5.8	9.9	10.2	34.5

Gross profit	13.8	18.2	13.9	13.4	59.3

Operating expenses
Salaries, benefits and payroll taxes	1.5	1.5	1.5	1.5	6.0
Depreciation and amortization	0.1	0.1	0.1	0.1	0.4
Selling, general and administrative(2)	2.5	2.3	1.4	1.4	7.6

Total operating expenses	4.1	3.9	3.0	3.0	14.0

Operating income	9.7	14.3	10.9	10.4	45.3
Interest expense, net	(0.3)	(0.3)	(0.3)	(0.1)	(1.0)

Net income	$9.4	$14.0	$10.6	$10.3	$44.3
Adjustments to reconcile net income to Adjusted EBITDA:
Add:
Depreciation, depletion, amortization	1.0	1.1	1.1	1.1	4.3
Interest expense, net	0.3	0.3	0.3	0.1	1.0

Adjusted EBITDA(3)	10.7	15.4	12.0	11.5	49.6
Less:
Cash interest expense(4)	0.2	0.2	0.2	0.2	0.8
Expansion capital expenditures(5)	6.4	10.3	5.5	0.3	22.5
Estimated maintenance capital expenditures(6)	0.4	0.4	0.4	0.3	1.5
Add:
Proceeds retained from this offering to fully fund expansion capital expenditures	6.4	10.3	5.5	0.3	22.5
Proceeds retained from this offering to fully fund non-recurring costs related to our transition to a publicly traded partnership	1.4	0.5	—	—	1.9

Estimated distributable cash flow	$11.5	$15.3	$11.4	$11.0	$49.2

Implied cash distribution at the minimum quarterly distribution rate
Annualized minimum quarterly distribution per unit
Annual distributions to:
Public common unitholders
Smart Sand, Inc.:
Common units
Subordinated units
Total distributions to Smart Sand, Inc.
Total distributions to our unitholders
Excess of estimated distributable cash flow over total annualized minimum quarterly distribution

(1)	Totals may not sum due to rounding.
(2)	Includes $2.1 million of incremental operating expenses that we expect to incur as a result of operating as a publicly traded partnership and $1.9 million of non-recurring costs related to our transition to a publicly traded partnership.
(3)	For more information, please read “Selected Historical and Pro Forma Financial and Operating Data-Non-GAAP Financial Measures.”
(4)	Cash interest expense represents 0.5% commitment fees on our new revolving credit facility.
(5)	Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term.
(6)	Maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income.

Assumptions and Considerations

While the assumptions described in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are significant to our forecasted results of operations, and any assumptions not discussed below were not deemed significant. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results, including the anticipated commencement dates of our growth projects, will be achieved.

Based on a number of specific assumptions, we believe that, following completion of this offering, we will generate distributable cash flow in an amount sufficient to allow us to pay $         per unit on all of our outstanding units for the twelve months ending September 30, 2015. Our forecast of estimated distributable cash flow for the twelve months ending September 30, 2015 assumes that the underwriters do not exercise their option to purchase additional common units. We believe that our assumptions, which include the following, are reasonable:

Revenues.    We estimate that our total revenues for the twelve months ending September 30, 2015 will be approximately $93.8 million compared to $26.7 million for the pro forma year ended December 31, 2013. This increase is primarily attributable to the anticipated sale of 500,000 tons of incremental frac sand that were contracted in 2014, and the anticipated sale of 200,000 tons of incremental frac sand under a contract signed in December 2013. Of the 1.8 million tons forecasted to be sold during the twelve months ending September 30, 2015, approximately 97.2% are forecasted to be sold pursuant to take-or-pay contracts. The remaining forecasted sales volumes are expected to be sold pursuant to purchases from our take-or-pay customers in excess of their contractual obligations or in spot market transactions. We have assumed prices for the frac sand sold pursuant to customer agreements based on the prices set forth in our existing agreements, which results in an average price of $         per contracted ton. We expect the average price for the 51,000 tons of frac sand from our Oakdale facility that we anticipate to be sold on the spot market will be $         per ton for the twelve months ending September 30, 2015, based on our experience conducting spot market sales in 2014 and our expectations for 2015.

Cost of Goods Sold.    Our cost of goods sold consists of labor expenses, utility and fuel costs, repairs and maintenance expenses, depreciation and depletion expenses and health, safety and environmental related costs, among others. We estimate that our cost of goods sold will be $34.5 million for the twelve months ending September 30, 2015, compared to $9.7 million for the pro forma year ended December 31, 2013. Of this amount, production costs are estimated to be $30.3 million for the twelve months ending September 30, 2015 compared to $6.9 million for the pro forma year ended December 31, 2013, or $16.55 and $13.76 per ton sold, respectively. A small portion of the cost increase is expected to result from our assumption that non-contracted costs will rise in line with historical inflation averages. The majority of the increase is attributable to the increase in forecasted sales volume. For the twelve months ending September 30, 2015 and for the pro forma year ended December 31, 2013, $4.3 million and $2.9 million of depreciation, depletion and amortization expense is included in cost of goods sold. The expected increase is attributable to the completion of the expansion of our Oakdale facility in July 2014.

Operating Expenses.    We estimate that our total operating expenses will be $14.0 million for the twelve months ending September 30, 2015, compared to total operating expenses of $3.7 million for the pro forma year ended December 31, 2013. This increase is primarily related to salaries of new employees and also includes the $2.1 million of incremental operating expenses that we expect to incur annually as the result of being a publicly traded partnership, and $1.9 million non-recurring costs related to our transition to a publicly traded partnership.

Interest Expense, net.    We estimate that our net interest expense will be $1.0 million for the twelve months ending September 30, 2015, compared to net interest expense of $1.1 million for the pro forma year ended December 31, 2013. Net interest expense primarily represents the commitment fees associated with our new revolving credit facility.

Capital Expenditures.    We estimate that our expansion capital expenditures will be $22.5 million for the twelve months ending September 30, 2015, compared to $1.2 million for the pro forma year ended December 31, 2013. We expect to fund these expansion capital expenditures with a portion of the net proceeds from this offering. Please read “Use of Proceeds.” Expansion capital expenditures for the forecast period are anticipated to support incremental growth initiatives, including expanding our production capabilities to approximately 3.3 million tons per annum and increasing rail infrastructure by approximately one mile of track. The production expansion and logistics improvements are expected to be operational by the end of the second quarter of 2015. These projects are expected to increase our production capacity and improve our logistics capabilities onsite to further position us to capitalize upon growth opportunities that we anticipate will continue to develop with both current and potential new customers. After the completion of this offering, we expect to fund expansion capital expenditures with funds generated from our operations, borrowings under our new revolving credit facility and the issuance of additional equity and debt securities. For purposes of this forecast, we have assumed that we will fund all of the forecasted expansion capital expenditures with a portion of the net proceeds from this offering. We estimate that our maintenance capital expenditures will be $1.5 million for the twelve months ending September 30, 2015, compared to an immaterial amount of maintenance capital expenditures for the pro forma year ended December 31, 2013. Maintenance capital expenditures for the forecast period relate to the refurbishment and replacement of sand screens and other sand processing equipment to extend the life of our facility and processing equipment. We expect to fund these maintenance capital expenditures with cash generated by our operations.

Regulatory, Industry and Economic Factors.    Our forecast of our results of operations for the twelve months ending September 30, 2015 is based on the following assumptions related to regulatory, industry and economic factors:

•	There will not be any new federal, state or local regulation of the portions of the energy industry in which we operate, or a new interpretation of existing regulation, that will be materially adverse to our business.

•	There will not be any major adverse change in our business, in the portions of the energy industry that we serve, or in general economic conditions, including in the levels of crude oil and natural gas production and demand in the geographic areas that we serve.

•	There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend.

•	Although we may undertake projects where opportunities arise, for the purposes of this forecast no acquisitions or other significant expansion capital expenditures are reflected (other than as described above).

•	Market, industry, insurance and overall economic conditions will not change substantially during the twelve months ending September 30, 2015.

•	There will not be any material non-performance by our customers.

While we believe that our assumptions supporting our estimated distributable cash flow for the twelve months ending September 30, 2015 are reasonable in light of management’s current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. Such forward-looking statements are based on assumptions and beliefs that our management believes to be reasonable; however, assumed facts almost always vary from actual results, and the differences between assumed facts and actual results can be material, depending upon the circumstances. Where we express an expectation or belief as to future results, that expectation or belief is expressed in good faith and based on assumptions believed to have a reasonable basis. It cannot be assured, however, that the stated expectation or belief will occur or be achieved or accomplished. If our assumptions are not realized, the actual distributable cash flow that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full forecasted quarterly distributions on all of our units for the twelve months ending September 30, 2015, in which event the market price of our common units may decline materially. Please read “Risk Factors” and “Forward-Looking Statements.”

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending                     , 2014, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the completion of this offering through                     , 2014, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including, but not limited to, reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

•	comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we or such subsidiary is bound or we or such subsidiary’s assets are subject; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

•	plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities—Our New Revolving Credit Facility” for a discussion of the restrictions included in our new revolving credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Our general partner will own a 0.0% non-economic partner interest in us.

Our general partner will hold incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the available cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The aggregate maximum distribution of 50.0% does not include any distributions that our general partner or its affiliates may receive on common units or subordinated units that they own. Please read “—General Partner Interest and Incentive Distribution Rights.”

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its scheduled settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•	cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings other than working capital borrowings, (ii) sales of our equity and debt securities, (iii) sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets and (iv) capital contributions received.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to its scheduled settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of such interest rate hedge contract or commodity hedge contract), estimated maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds from this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. As described above, operating surplus, as defined in our partnership agreement, includes certain components, including a $         million cash basket, that represent non-operating sources of cash. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

We distinguish between maintenance capital expenditures and expansion capital expenditures. Estimated maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and actual maintenance capital expenditures do not. Maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, our operating capacity or operating income. Maintenance capital expenditures do not include normal repairs and maintenance, which are expensed as incurred. Examples of maintenance capital expenditures are expenditures to refurbish and replace sand screens and other sand processing equipment to extend the life of the assets and to address environmental laws and regulations. Expenditures associated with the replacement of sand reserves may also be maintenance capital expenditures, to the extent they are made to maintain our long-term operating capacity. These expenditures are capitalized and depreciated over their estimated useful life.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus and adjusted operating surplus if we were to subtract actual maintenance capital expenditures from operating surplus.

Our partnership agreement will require that each quarter we subtract from operating surplus an estimate of the average quarterly maintenance capital expenditures necessary to maintain our operating capacity over the long term, as opposed to subtracting the actual amount we spend on maintenance capital expenditures in that quarter. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be subject to review and revision by our general partner at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. Our partnership agreement does not set a limit on the amount of maintenance capital expenditures that our general partner may estimate. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	the amount of actual maintenance capital expenditures in any quarter will not directly reduce operating surplus but will instead be factored into the estimate of the average quarterly maintenance capital expenditures. This may result in the subordinated units converting into common units when the use of actual maintenance capital expenditures would result in lower operating surplus during the subordination period and potentially result in the tests for conversion of the subordinated units not being satisfied;

•	it may increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

•	it may be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our sponsor.

We anticipate that our maintenance capital expenditures will total $1.5 million during the twelve months ending September 30, 2015. We expect to fund these maintenance capital expenditures with cash generated by our operations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long-term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional processing facilities, transload facilities or storage capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction of a capital asset in respect of a period that (i) begins when we enter into a binding obligation to commence construction of a capital improvement and (ii) ends on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

We estimate that our expansion capital expenditures will be $22.5 million for the twelve months ending September 30, 2015. We expect to fund these expansion capital expenditures with a portion of the net proceeds from this offering. Please read “Use of Proceeds.” Expansion capital expenditures for the forecast period are anticipated to support incremental growth initiatives, including expanding our production capabilities to approximately 3.3 million tons per annum and increasing rail infrastructure by approximately one mile of track. The production expansion and logistics improvements are expected to be operational by the end of the second quarter of 2015. These projects are expected to increase our production capacity and improve our logistics capabilities onsite to further position us to capitalize upon growth opportunities that we anticipate will continue to develop with both current and potential new customers.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed “subordinated” because for a period of time, referred to as the “subordination period,” the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from operating surplus on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after                     , 2017, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $ (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $ (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                     , 2015, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $ (150.0% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

•	the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $ (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any expenditures that are not operating expenditures solely because of the provision described in the last bullet point describing operating expenditures above; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner will own a 0.0% non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us and will be entitled to receive distributions on such interests.

Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner continues to own the incentive distribution rights and that we do not issue any additional classes of equity securities.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner, as the initial holder of our incentive distribution rights, based on the specified target distribution levels. The amounts set forth under “Marginal percentage interest in distributions” are the percentage interests of our unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total quarterly distribution per unit target amount” until available cash we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume that there are no arrearages on common units.

	Total Quarterly Distribution Per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	Incentive Distribution Rights
Minimum Quarterly Distribution	up to $		100.0%	0.0%
First Target Distribution	above $	up to $	100.0%	0.0%
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter	above $		50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarters. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, to all unitholders, pro rata, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution Per Unit Prior to Reset		Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset
			Unitholders	Incentive Distribution Rights
Minimum Quarterly Distribution	up to $		100.0%	-	up to $
First Target Distribution	above $	up to $	100.0%	-	above$		up to $	(1)
Second Target Distribution	above $	up to $	85.0%	15.0%	above$	(1)	up to $	(2)
Third Target Distribution	above $	up to $	75.0%	25.0%	above$	(2)	up to $	(3)
Thereafter	above $		50.0%	50.0%	above$	(3)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be              common units outstanding and the average distribution to each common unit would be $         per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Public Common Unitholders Prior to Reset	Cash Distribution to Our General Partner and Its Affiliates Prior to Reset			Total Distributions
				Common Units	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	up to $		$	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $		$	$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be additional common units outstanding and that the average distribution to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x) the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $        , by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $        .

	Quarterly Distribution Per Unit After Reset		Cash Distributions to Public Common Unitholders After Reset	Cash Distribution to Our General Partner and Its Affiliates After Reset			Total distributions
				Common Units	Incentive Distribution Rights	Total
Minimum Quarterly Distribution	up to $		$	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $		$	$	$	$	$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, to all unitholders, pro rata, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

•	second, to all common unitholders, pro rata, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, the effects of distributions of capital surplus may make it easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will then make all future distributions from operating surplus, with 50.0% being paid to the unitholders, pro rata and 50.0% to the holder of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the arrearages per common unit in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including additional common units issued under any compensation or benefit plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash distributed to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	second, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	third, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•	fourth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	fifth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our unitholders in the following manner:

•	first, to the holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero; and

•	second, to the holders of common units in proportion to the positive balances in their capital accounts until the capital accounts of the common unitholders have been reduced to zero.

The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common units and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table presents selected historical financial data of Smart Sand, Inc., our predecessor for accounting purposes, and selected pro forma financial data of Smart Sand Partners LP for the periods and as of the dates indicated. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected historical financial data of our predecessor as of and for the years ended December 31, 2013 and 2012 are derived from the audited financial statements of our predecessor appearing elsewhere in this prospectus. The selected historical interim financial data of our predecessor as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 are derived from the unaudited interim financial statements of our predecessor appearing elsewhere in this prospectus.

The selected pro forma financial data presented in the following table for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014 are derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated balance sheet assumes the offering and the related transactions occurred as of June 30, 2014, and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 assume the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma condensed consolidated financial statements give effect to, the following:

•	our sponsor’s contribution to us of the Oakdale sand reserves, processing facility, rail infrastructure and related assets;

•	our sponsor’s retention of the Hixton land and related permits;

•	our sponsor’s retention of the Series A Preferred Shares and predecessor credit facility;

•	our treatment as a partnership rather than a corporation for tax purposes, unlike our predecessor;

•	our entry into a new $ million revolving credit facility;

•	the consummation of this offering and our issuance of (i) common units to the public, (ii) all of the incentive distribution rights to our general partner and (iii) common units and subordinated units to our sponsor; and

•	the application of the net proceeds of this offering as described in “Use of Proceeds.”

The unaudited pro forma condensed consolidated financial statements do not give effect to (i) variable general and administrative costs we will incur under the omnibus agreement that we will enter into with our sponsor as of the closing of this offering, (ii) $1.9 million in non-recurring costs related to our transition to a publicly traded partnership and (iii) $2.1 million of incremental operating expenses expected to be incurred as a result of operating a publicly traded partnership.

	Predecessor Historical				Smart Sand Partners LP Pro Forma
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2013	Six Months Ended June 30, 2014
	2013	2012	2014	2013
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Statement of Operations Data:

Revenues	$26,656	$6,925	$26,204	$12,754	$26,656	$26,204
Cost of goods sold	9,745	6,023	10,356	7,228	9,745	10,355

Gross profit	16,911	902	15,848	5,526	16,911	15,849

Operating expenses
Salaries, benefits and payroll taxes	1,928	1,616	1,553	922	1,928	1,553
Depreciation and amortization	110	296	61	54	110	61
Selling, general and administrative	1,705	1,539	1,461	726	1,705	1,421

Total operating expenses	3,743	3,451	3,075	1,702	3,743	3,035

Operating income (loss)	13,168	(2,549)	12,773	3,824	13,168	12,814
Other (expenses) income:
Preferred stock interest expense	(9,674)	(6,827)	(3,581)	(4,661)	-	-
Other interest expense	(528)	(331)	(763)	(342)	(1,115)	(543)
Other income	72	22	179	50	72	179

Total other (expense) income	(10,130)	(7,136)	(4,165)	(4,953)	(1,043)	(364)
Loss on extinguishment of debt	-	-	970	-	-	-

Income (loss) before income tax expense	3,038	(9,685)	7,638	(1,129)	12,125	12,450
Income tax expense (benefit)	2,623	(11)	3,704	(1,007)	-	-

Net and comprehensive income (loss)	$415	$(9,674)	$3,934	$(122)	$12,125	$12,450

Balance Sheet Data (at period end):
Property, plant and equipment, net	$50,143	$51,695	$66,905	$51,379		$59,698
Total assets	71,796	58,166	88,783	61,099		80,924
Total stockholders’ deficit / partners’ capital	(9,948)	(10,403)	(5,982)	(10,506)		70,669

Cash Flow Statement Data:
Net cash provided by (used in) operating activities	$2,936	$(1,184)	$13,984	$2,159		$23,549
Net cash used in investing activities	(1,042)	(40,626)	(15,870)	(946)		(12,262)
Net cash (used in) provided by financing activities	(994)	34,259	2,862	(102)		(820)

Other Data:
Capital expenditures	$1,241	$41,103	$15,870	$946	$1,209	$12,262
Adjusted EBITDA(1)	16,352	(727)	14,631	5,462	16,252	14,586
Production costs(1)	6,888	4,680	8,878	5,826	6,888	8,877

(1)	For our definitions of the non-GAAP financial measures of Adjusted EBITDA and production costs and reconciliations of Adjusted EBITDA and production costs to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Adjusted EBITDA

We define Adjusted EBITDA as our net income, plus (i) interest expense, (ii) depreciation, amortization, accretion and depletion expense, (iii) income tax expense, including franchise taxes, (iv) gain or loss on disposal of assets, (v) loss on extinguishment of debt, (vi) equity incentive compensation and (vii) non-cash charges and unusual or non-recurring charges. Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

•	the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities;

•	our ability to incur and service debt and fund capital expenditures;

•	the ability of our assets to generate cash sufficient to make debt payments and to make distributions; and

•	our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

We believe that our presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to Adjusted EBITDA. Adjusted EBITDA should not be considered an alternative to net income presented in accordance with GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table presents a reconciliation of Adjusted EBITDA to net income (loss) for each of the periods indicated.

	Predecessor Historical				Smart Sand Partners LP Pro Forma
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2013	Six Months Ended June 30, 2014
	2013	2012	2014	2013
	(in thousands)
Net income (loss)	$415	$(9,674)	$3,934	$(122)	$12,125	$12,450
Depreciation, depletion and amortization	3,067	1,739	1,626	1,567	2,967	1,540
Income tax expense (benefit)	2,623	(11)	3,704	(1,007)	-	-
Interest expense	10,202	7,158	4,344	5,003	1,115	543
Franchise taxes	3	41	21	3	3	21
Gain/loss on sale of assets	2	-	-	-	2	-
Restricted stock compensation	40	20	32	18	40	32
Loss on extinguishment of debt	-	-	970	-	-	-

Adjusted EBITDA	$16,352	$(727)	$14,631	$5,462	$16,252	$14,586

Production Costs

We also use production costs, which we define as costs of goods sold, excluding depreciation and depletion to measure our financial performance. We believe production costs is a meaningful measure because it provides a measure of operating performance that is unaffected by historical cost basis. Cost of goods sold is the GAAP measure most directly comparable to production costs. Because production costs may be defined differently by other companies in our industry, our definition of production costs may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table presents a reconciliation of production costs to cost of goods sold.

	Predecessor Historical				Smart Sand Partners LP Pro Forma
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31, 2013	Six Months Ended June 30, 2014
	2013	2012	2014	2013
	(in thousands)
Cost of goods sold	$9,745	$6,023	$10,356	$7,228	$9,745	$10,355
Depreciation and depletion	(2,857)	(1,343)	(1,478)	(1,402)	(2,857)	(1,478)

Production costs	$6,888	$4,680	$8,878	$5,826	$6,888	$8,877

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our predecessor’s audited financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Basis of Presentation

The following discussion of our historical performance and financial condition is derived from the historical financial statements of our sponsor, Smart Sand, Inc., which is our accounting predecessor for financial reporting purposes. Our sponsor is contributing some but not all of its assets and liabilities to us in connection with this offering. Accordingly, the historical financial results discussed below include capital expenditures and other costs related to assets that are not being contributed to us in connection with this offering. For additional information about the assets and liabilities reflected in our sponsor’s financial statements that will not be contributed to us in connection with this offering, please read our unaudited pro forma financial statements and the notes to those financial statements provided elsewhere in this prospectus.

In addition, our sponsor’s historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future because, in addition to the factors discussed above:

•	our Oakdale facility did not generate sales until we commenced operations in July 2012;

•	we completed an expansion of our Oakdale facility in July 2014, which significantly increased our production capacity and for which volumes are contracted;

•	we will incur general and administrative expenses as a publicly traded partnership that we have not previously incurred;

•	we will incur additional general and administrative expenses as a result of our recent expansion that occurred in July 2014; and

•	we will not be subject to corporate income tax, unlike our predecessor.

Unless otherwise indicated, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “Smart Sand Partners LP,” “we,” “our,” “us” or like terms when used in a historical context refer to the business and results of operations of Smart Sand, Inc., and when used in the present tense or prospectively, those terms refer to Smart Sand Partners LP and its subsidiaries following the formation transactions described in “Summary—Organizational Transactions.”

Overview

We are a pure-play, low-cost producer of high-quality Northern White frac sand, which is a preferred proppant used to enhance hydrocarbon recovery rates in the hydraulic fracturing of oil and natural gas wells. We own and operate a sand mine and related processing facility on 1,168 contiguous acres near Oakdale, Wisconsin, at which we have approximately 217 million tons of proven recoverable sand reserves and 64 million tons of probable recoverable sand reserves as of June 30, 2014. Our integrated facility, with on-site rail infrastructure and wet and dry sand processing facilities, enables us to process and cost-effectively deliver approximately 2.2 million tons of frac sand per year. A minimum of approximately              million tons of our annual frac sand production is contracted to oil and natural gas production and pressure pumping service companies under long-term, fixed-price take-or-pay contracts.

Our Assets and Operations

Our sand reserves include a balanced concentration of coarse (20/40, 30/50 and 40/70 mesh) sands and fine (70/140 mesh, which we refer to in this prospectus as “100 mesh”) sand. Our reserves contain deposits of approximately 60% of 70 mesh and coarser substrate and approximately 40% of 100 mesh substrate. We believe that this mix of coarse and fine sand reserves, combined with contractual demand for our products across a range of mesh sizes, provides us with relatively higher mining yields and lower processing costs than sand mines with predominately coarse sand reserves. In addition, our approximate 217 million tons of proven recoverable reserves and 64 million tons of probable recoverable reserves as of June 30, 2014, implies a reserve life of approximately 128 years based on our current annual processing capacity of 2.2 million tons per year. This long reserve life, coupled with our balanced mix of coarse and fine sand reserves, enables us to better serve demand for different types of frac sand as compared to mines with disproportionate amounts of coarse or fine sand and mines with shorter reserve lives.

Our Oakdale facility is optimized to exploit the reserve profile in place and produce high-quality frac sand. Unlike some of our competitors, our processing and rail loading facilities are located in close proximity at the mine site, which eliminates the need for us to truck sand on public roads between the mine and the production facility or between wet and dry processing facilities. Our on-site transportation assets include approximately seven miles of rail track in a double-loop configuration that is tied into a Class I rail line owned by Canadian Pacific, which enables us to simultaneously accommodate multiple unit trains and significantly increases our efficiency in meeting our customers’ frac sand transportation needs. We ship a substantial portion of our sand volumes (approximately 58.2% during the six months ended June 30, 2014) in unit train shipments through a combination of rail cars that we lease and operate and rail cars that our customers own or lease and deliver to our facility.

Overall Trends and Outlook

Demand

The U.S. proppant market, including raw frac sand, ceramic and resin-coated proppant, was approximately 31 million tons in 2013. Industry estimates for 2013 indicate that the total sand market represented approximately 29 million tons, or 92.3% of the total proppant market by weight. Over the past five years, proppant demand by weight has increased by 26.4% annually, and the market is projected to continue growing by 9.4% per year through 2018, representing an increase of approximately four million tons in annual proppant demand over that time period. The total U.S. proppant market size in dollars was $5.0 billion in 2013 and is projected to grow 13.7% annually through 2018, according to The Freedonia Group.

Demand growth for frac sand and other proppants is primarily driven by advancements in oil and natural gas drilling and well completion technology and techniques, such as horizontal drilling and hydraulic fracturing. These advancements have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. Over the past ten years, U.S. rig count has increased at a 5.5% compound annual growth rate. In addition to an increase in rig count, the percentage of active drilling rigs used to drill horizontal wells, which require greater volumes of proppant than vertical wells, has increased from 29% in 2008 to 63% in 2013. Moreover, the increase of pad drilling has led to a more efficient use of rigs, allowing more wells to be drilled per rig. As a result of these factors, well count, and hence proppant demand, has grown at greater rate than overall rig count.

We believe that demand for proppant will be amplified by the following factors:

•	improved drilling rig productivity, resulting in more wells drilled per rig per year;

•	increases in the percentage of rigs that are drilling horizontal wells;

•	increases in the length of the typical horizontal wellbore;

•	increases in the number of fracture stages per foot in the typical completed horizontal wellbore;

•	increases in the volume of proppant used per fracturing stage;

•	renewed focus of exploration and production companies to maximize ultimate recovery in active reservoirs through downspacing; and

•	increasing secondary hydraulic fracturing of existing wells as early shale wells age.

Supply

In recent years, customer demand for premium raw frac sand has outpaced supply. Several factors contribute to this persistent supply shortage:

•	the difficulty of finding frac sand reserves that meet API specifications and satisfy the demands of customers who increasingly favor premium sand varieties;

•	the difficulty of securing contiguous frac sand reserves large enough to justify the capital investment required to develop a processing facility;

•	the challenges of identifying reserves with the above characteristics that have rail access needed for low-cost transportation to major shale basins;

•	the hurdles to securing mining, production, water, air, refuse and other federal, state and local operating permits from the proper authorities;

•	local opposition to development of certain facilities, especially those that require the use of on-road transportation, including moratoria on raw frac sand facilities in multiple counties in Wisconsin and Minnesota that hold potential sand reserves; and

•	the long lead time required to design and construct sand processing facilities that can efficiently process large quantities of high quality frac sand.

Pricing

Raw frac sand has exhibited steady pricing increases over the past decade. According to according to The Freedonia Group, the average price of raw frac sand increased from approximately $40 per ton in 2003 to approximately $60 per ton in 2013. While there are numerous grades and sizes of proppant which sell at varying prices, the overall pricing trend tends to be consistent across the various sizes. In general, the cost of sand constitutes only a small percentage of overall well costs for exploration and production companies, so even a meaningful increase in sand prices is not likely to cause a significant reduction in the high volume of sand consumed by customers.

Sand is sold on a contract basis or through spot market pricing. Long-term, take-or-pay contracts reduce exposure to fluctuations in price and provide predictability of volumes and price over the contract term. By contrast, the spot market provides direct access to immediate prices, with accompanying exposure to price volatility and uncertainty. For sand producers operating under stable long-term contract structures, the spot market can offer an outlet to sell excess production at opportunistic times or during favorable market conditions. We have observed that spot prices have been favorable recently, as tracked by the Bureau of Labor Statistics monthly Frac Sand PPI. The Frac Sand PPI has continued to increase since December 2013, and is at its highest level since December 2012.

How We Generate Revenue

We generate revenue by excavating and processing frac sand, which we sell to our customers primarily as a function of the price per ton realized and the volumes sold, under long-term price agreements or at prevailing market rates. In some instances, revenues also include a charge for transportation services provided to customers. Our transportation revenue fluctuates based on a number of factors, including the volume of product transported and the distance between the plant and our customers.

As of June 30, 2014, our facility had the capacity to produce 1.1 million tons per year. In July 2014, we completed an expansion project to increase our processing capacity to approximately 2.2 million tons per year. As of                         , 2014, we had              long-term, fixed-price take-or-pay contracts to sell a minimum of              million tons of frac sand annually, which accounts for approximately     % of our facility’s capacity. As of                         , 2014, the product mix-weighted average price of sand sold from our Oakdale facility pursuant to these take-or-pay contracts was $         per ton and the volume-weighted average remaining term was          years. Each contract defines, among other commitments, the minimum volume of product that the customer is required to purchase per contract year and the minimum tonnage per grade, the volume of product that we are required to provide, the price that we will charge and that our customers will pay for each ton of contracted product, and liquidated damages in the event either we or the customer fails to meet minimum requirements. Prices in our current contracts are generally fixed and subject to adjustment, upward or downward, only for certain changes in published producer cost indices, including the Consumer Price Index for All Urban Consumers and the Producer Price Index published by the U.S. Bureau of Labor Statistics, or market factors, including a natural gas surcharge and a propane surcharge which are applied if the Average Natural Gas Price or the Average Quarterly Mont Belvieu TX Propane Spot Price, respectively, as listed by the U.S. Energy Information Administration, are above the benchmark set in the contract for the preceding calendar quarter. As a result, our realized prices may not grow at rates consistent with broader industry pricing trends. Occasionally, if we have excess production and market conditions are favorable, we may elect to sell frac sand in spot market transactions.

With respect to the take-or-pay contracts, if the customer is not allowed to make up deficiencies, we recognize revenues to the extent of the minimum contracted quantity, assuming payment has been received or is reasonably assured. If deficiencies can be made up, receipts in excess of actual sales are recognized as deferred revenues until production is actually taken or the right to make up deficiencies expires. As of June 30, 2014 and December 31, 2013, no amounts related to minimum commitments under customer contracts were due or payable to us.

Due to sustained freezing temperatures in our area of operation during winter months, we halt the operation of our wet plant for up to four or five months. As a result, we excavate and wash sand in excess of current delivery requirements during the months when the wet plant is operational. This excess sand is placed in stockpiles that feed the dry plant and enables us to fill customer orders throughout the year without interruption.

Costs of Conducting Our Business

The principal direct costs involved in operating our business are excavation costs, labor and utilities.

We have a contract with an independent third party, Earth, Inc., to excavate raw frac sand and deliver the raw frac sand to our processing facility. We pay a fixed price of $2.01 per ton excavated and delivered without regard to the amount of sand excavated that meets API specifications. Accordingly, we incur excavation costs with respect to the excavation of sand and other materials from which we ultimately do not derive revenue. However, the ratio of rejected materials to total amounts excavated has been, and we believe will continue to be, in line with our expectations, given the extensive core sampling and other testing we undertook at the Oakdale facility. For more information regarding our reserves testing procedures, please read “Business—Our Assets and Operations—Our Reserves.”

On August 1, 2010, we entered into a consulting agreement related to the purchase of land with a third party, whereby he acted as an agent for us to obtain options to purchase certain identified real property in Wisconsin, as well as obtain permits and approvals necessary to open, construct and operate a sand mining and processing facility on such real property. In connection with this agreement, our mineral rights are subject to an aggregate non-participating royalty interest of $0.50 per ton sold of 70 mesh and coarser substrate.

We incurred excavation costs of $4.0 million and $2.5 million during the years ended December 31, 2013 and 2012, respectively. For the six months ended June 30, 2014 and 2013, we incurred $1.1 million and $0.7 million of excavation costs, respectively.

Labor costs associated with employees at our processing facility represent the most significant cost of converting raw frac sand to finished product. We incurred labor costs of $3.2 million and $1.1 million for the years ended December 31, 2013 and 2012, respectively, and $2.0 million and $1.5 million for the six months ended June 30, 2014 and 2013, respectively. We incur utility costs in connection with the operation of our processing facility, primarily electricity and propane, which are both susceptible to market fluctuations. We incurred utility costs of $2.5 million and $0.9 million for the year ended December 31, 2013 and 2012, respectively, and $2.4 million and $1.1 million for the six months ended June 30, 2014 and 2013, respectively. Our facilities require periodic scheduled maintenance to ensure efficient operation and to minimize downtime, which historically has not resulted in significant costs to us.

Direct excavation costs, processing costs, overhead allocation, depreciation and depletion are capitalized as a component of inventory and are reflected in cost of goods sold when inventory is sold.

Revenue is generally recognized freight on board, payment made at the origination point at our facility and title passes as the product is loaded into rail cars hired by the customer. Certain spot-rate customers have shipping terms of freight on board, payment made at the destination for which we recognize revenue when the sand is received at the destination. As a result we generally do not incur shipping expenses, as the expense is passed through to the customer.

How We Evaluate Our Operations

Gross Profit and Production Costs

As of                         , 2014, approximately     % of our facility’s capacity was contracted under long-term, fixed-price take-or-pay contracts with a volume-weighted average remaining term of          years. Excavation costs are fixed based on tons excavated. Accordingly, gross profit will primarily be affected by our ability to control other direct and indirect costs associated with processing frac sand.

We also use production costs, which we define as costs of goods sold, excluding depreciation and depletion, to measure our financial performance. We believe production costs is a meaningful measure because it provides a measure of operating performance that is unaffected by historical cost basis. Please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Adjusted EBITDA and Distributable Cash Flow

We view Adjusted EBITDA as an important indicator of performance. We define Adjusted EBITDA as our net income, plus (i) interest expense, (ii) depreciation, amortization, accretion and depletion expense, (iii) income tax expense, including franchise taxes, (iv) gain or loss on disposal of assets, (v) loss on extinguishment of debt (vi) equity incentive compensation and (vii) non-cash charges and unusual or non-recurring charges. See “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow to evaluate whether we are generating sufficient cash flow to support distributions to our unitholders. We define distributable cash flow as Adjusted EBITDA less cash paid for interest expense and maintenance capital expenditures, including accrual for reserve replacement, plus accretion of asset retirement obligations. Distributable cash flow will not reflect changes in working capital balances. Adjusted EBITDA is a supplemental measure utilized by our management and other users of our financial statements such as investors, commercial banks, research analysts and others, to assess the financial performance of our assets without regard to financing methods, capital structure or historical cost basis. Distributable cash flow is a supplemental measure used to measure the ability of our assets to generate cash sufficient to support our indebtedness and make cash distributions to our unitholders.

Note Regarding Non-GAAP Financial Measures

Production costs, Adjusted EBITDA and distributable cash flow are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. Costs of goods sold is the GAAP measure most directly comparable to production costs, net income is the GAAP measure most directly comparable to Adjusted EBITDA and the GAAP measure most directly comparable to distributable cash flow is net cash provided by operating activities. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. You should not consider production costs, Adjusted EBITDA or distributable cash flow in isolation or as substitutes for analysis of our results as reported under GAAP. Because production costs, Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Factors Impacting Comparability of Our Financial Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•	Our Oakdale facility did not generate sales until we commenced operations in July 2012. Our first shipment of frac sand to a customer from our Oakdale facility occurred on July 31, 2012. Accordingly, our financial statements for the year ended December 31, 2012 reflect operations only from July 2012 through the end of the year.

•	We completed an expansion of our Oakdale facility in July 2014. In July 2014, we completed an expansion project to increase our processing capacity from 1.1 million tons per year to approximately 2.2 million tons per year. As of , 2014, approximately % of our facility’s capacity was contracted under long-term, fixed-price take-or-pay contracts with a volume-weighted average remaining term of years.

•	Our historical financial results include certain capital expenditures and other costs related to assets outside of our Oakdale facility, which are not being contributed to us by our sponsor in connection with this offering. For the year ended December 31, 2013 and the six months ended June 30, 2014, we had capital expenditures that related to the acquisition, development and construction of property, plant and equipment at sites other than our Oakdale facility, which are not being contributed to us in connection with this offering, of approximately $0.03 million and $3.6 million, respectively. Total property, plant and equipment of $3.6 million and $7.2 million as of December 31, 2013 and June 30, 2014 related to sites other than Oakdale are not being contributed in connection with this offering.

•	Our historical financial results include long-term debt and related expenses that are not being contributed to us by our sponsor in connection with this offering. Our sponsor has indebtedness outstanding under the predecessor credit facility and a mandatorily redeemable preferred stock arrangement which will not be contributed to us by our sponsor upon the completion of this offering. For the year ended December 31, 2013 and the six months ended June 30, 2014, our sponsor incurred interest expense related to the predecessor credit facility and mandatorily redeemable preferred stock arrangement of $10.2 million and $4.3 million, respectively. We do not expect to have any indebtedness outstanding as of the closing of this offering. Please read “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page F-2.

•	We will incur additional operating expenses as a publicly traded partnership. We expect we will incur approximately $2.1 million annually in additional operating expenses as a publicly traded limited partnership that we have not previously incurred, including costs associated with compliance under the Exchange Act, annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. We additionally expect to incur $1.9 million in non-recurring costs related to our transition to a publicly traded partnership. These incremental expenses exclude the costs of this offering, as well as the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control reviews and testing.

•	We will no longer be taxed as a corporation for income tax purposes. For the year ended December 31, 2013 and the six months ended June 30, 2014, our predecessor incurred income tax expense of $2.8 million and $3.5 million, respectively. Going forward, we will not be subject to such income tax expense.

Results of Operations

The following table summarizes our revenue and expenses for the periods indicated.

	Six Months Ended		Year Ended
	June 30, 2014	June 30, 2013	December 31, 2013	December 31, 2012
	(in thousands)
Revenues	$26,204	$12,754	$26,656	$6,925
Cost of goods sold	10,356	7,228	9,745	6,023

Gross profit	15,848	5,526	16,911	902
Operating expenses:
Salaries, benefits and payroll taxes	1,553	922	1,928	1,616
Depreciation and amortization	61	54	110	296
Selling, general and administrative	1,461	726	1,705	1,539

Total operating expenses	3,075	1,702	3,743	3,451

Income (loss) from operations	12,773	3,824	13,168	(2,549)
Preferred stock interest expense	(3,581)	(4,661)	(9,674)	(6,827)
Other interest expense	(763)	(342)	(528)	(331)
Other income	179	50	72	22

Total other income (expense)	(4,165)	(4,953)	(10,130)	(7,136)
Loss on extinguishment of debt	970	-	-	-

Income (loss) before income tax expense	7,638	(1,129)	3,038	(9,685)
Income tax expense (benefit)	3,704	(1,007)	2,623	(11)

Net and comprehensive income (loss)	$3,934	$(122)	$415	$(9,674)

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Revenue

Revenue was $26.2 million for the six months ended June 30, 2014, during which we sold approximately 513,000 tons of sand under three long-term, fixed-price, take-or-pay contracts, one of which commenced in May 2014, and through spot market transactions. Revenue for the six months ended June 30, 2013 was $12.8 million, during which we sold approximately 243,000 tons of sand under two long-term, fixed-price, take-or-pay contracts, one of which commenced in December 2013, and through spot market transactions.

Cost of Goods Sold and Production Costs

Cost of goods sold were $10.4 million and $7.2 million, or $20.19 and $29.79 per ton sold, for the six months ended June 30, 2014 and 2013, respectively. Of this amount, production costs comprised $8.9 million and $5.8 million, or $17.30 and $23.99 per ton sold, for the six months ended June 30, 2014 and 2013, respectively. Please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Depreciation and depletion included in cost of goods sold account for $1.5 million and $1.4 million, respectively, for the six months ended June 30, 2014 and 2013.

Gross Profit

Gross profit equals revenues less costs of goods sold. Gross profit was $15.9 million and $5.5 million for the six months ended June 30, 2014 and 2013, respectively. Due to the nature of the fixed-

price, take-or-pay contracts with our customers, gross profit is primarily affected by the cost to excavate and process sand. We have outsourced all excavation activities to an independent third party, Earth, Inc., with primarily fixed terms. Our excavation cost is fixed at $2.01 per ton excavated and delivered.

Operating Expenses

Operating expenses were $3.1 million and $1.7 million for the six months ended June 30, 2014 and 2013, respectively. Operating expenses are comprised primarily of wages and benefits, travel and professional services fees. Salaries, benefits and payroll taxes increased with the addition of various corporate employee positions; salaries, benefits and payroll taxes for the six months June 30, 2014 and 2013 were $1.6 million and $0.9 million, respectively. Selling, general and administrative expenses increased by $0.8 million from June 30, 2013 compared to June 30, 2014 as a result of increased professional costs due to our continued growth.

Preferred Stock and Other Interest Expense

Our sponsor incurred $4.3 million and $5.0 million of interest expense for the six months ended June 30, 2014 and 2013, respectively. Interest expense incurred during 2014 is derived primarily from paid-in-kind interest on the mandatorily redeemable Preferred Shares, which accounted for $3.6 million of the expense, as well as the accretion of common stock issued in conjunction with the September 2011 Securities Purchase Agreement, the predecessor credit facility, the line of credit, and interest incurred on capital leases. Interest expense incurred during 2013 is primarily derived from paid-in-kind interest on the mandatorily redeemable Preferred Shares, which accounted for $4.7 million of the expense, as well as the accretion of common stock issued in conjunction with the September 2011 Securities Purchase Agreement, deferred financing fees, the line of credit, and interest incurred on capital leases. The paid-in-kind interest is added to the outstanding balance of the Preferred Shares.

Loss on Extinguishment of Debt

As a result of the $40 million repayment of the holder of the Preferred Shares in March 2014, we incurred a $1.0 million loss on extinguishment of debt related to the accelerated accretion of the original issuance costs.

Income Tax Expense (Benefit)

Income tax expense was $3.7 million for six months ended June 30, 2014 compared to an income tax benefit of $1.0 million for the six months ended June 30, 2013.

Net and Comprehensive Income (Loss) and Adjusted EBITDA

Net income was $3.9 million for six months ended June 30, 2014 compared to a net loss of $0.1 million for the six months ended June 30, 2013. Adjusted EBITDA was $14.6 million for the six months ended June 30, 2014 compared to $5.5 million for the six months ended June 30, 2013. The increases in net and comprehensive income (loss) and Adjusted EBITDA resulted from the increase in revenue and gross profit primarily due to an increase in the volumes of sand sold. For the definition of Adjusted EBITDA and reconciliations to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

We commenced construction of our Oakdale facility in November 2011. We completed construction of our Oakdale facility and began selling frac sand to our customers in July 2012. Our historical financial statements for the period from inception through June 30, 2012 reflect only start-up activities, reflected as operating expenses, as we had no operations during such period.

Revenue

Revenue was $26.7 million for the year ended December 31, 2013, during which we sold approximately 501,000 tons of sand under two long-term, fixed-price, take-or-pay contracts, the second of which commenced in December 2013, and through spot market transactions. Revenue for the year ended December 31, 2012 was $6.9 million, during which we sold approximately 93,000 tons of sand under one long-term, fixed-price, take-or-pay contract since operations commenced in July 2012.

Cost of Goods Sold and Production Costs

Cost of goods sold were $9.7 million and $6.0 million, or $19.47 and $64.52 per ton sold, for the years ended December 31, 2013 and 2012, respectively. Of this amount, production costs comprised $6.9 million and $4.7 million, or $13.76 and $50.13 per ton sold, for the years ended December 31, 2013 and 2012, respectively. Please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Depreciation and depletion included in cost of goods sold account for $2.9 million and $1.3 million, respectively, for the years ended December 31, 2013 and 2012.

Gross Profit

Gross profit equals revenues less costs of goods sold. Gross profit was $16.9 million and $0.9 million for the years ended December 31, 2013 and 2012, respectively. Due to the nature of the fixed price, take-or-pay contracts with our customers, gross profit is primarily affected by the cost to excavate and process sand. We have outsourced all excavation activities to an independent third party, Earth, Inc., with primarily fixed terms. Our excavation cost is fixed at $2.01 per ton excavated and delivered.

Operating Expenses

Operating expenses were $3.7 million and $3.5 million for the year ended December 31, 2013 and 2012, respectively. Salaries, benefits and payroll taxes increased with the addition of various corporate employee positions and bonuses; salaries, benefits and payroll taxes for the years ended December 31, 2013 and 2012 were $1.9 million and $1.6 million, respectively. Selling, general and administrative expenses increased by $0.2 million from December 31, 2012 compared to December 31, 2013 as a result of increased professional costs due to our continued growth.

Preferred Stock and Other Interest Expense

We incurred $10.2 million and $7.2 million of interest expense for the years ended December 31, 2013 and 2012, respectively. Interest expense in 2013 and 2012 is derived primarily from paid-in-kind interest on the mandatorily redeemable Preferred Shares, which accounted for $9.7 million and $6.8 million of the expense, respectively, as well as the accretion of common stock issued and transaction costs incurred in conjunction with the September 2011 Securities Purchase Agreement, deferred financing fees, the line of credit, and interest incurred on capital leases. The paid-in-kind interest is added to the outstanding balance of the Preferred Shares.

Income Tax Expense (Benefit)

Income tax expense was $2.6 million for the year ended December 31, 2013 compared to an immaterial income tax benefit for the year ended December 31, 2012.

Net and Comprehensive Income (Loss) and Adjusted EBITDA

The net income was $0.4 million for year ended December 31, 2013 compared to a net loss of $9.7 million for the year ended December 31, 2012. Adjusted EBITDA was $16.4 million for the year ended December 31, 2013 compared to $(0.7) million for the year ended December 31, 2012. The increases in net and comprehensive income (loss) and Adjusted EBITDA resulted from the increase in revenue and gross profit primarily due to a full year of operations during 2013. For the definition of Adjusted EBITDA and reconciliations to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Liquidity and Capital Resources

Overview

Our sponsor’s principal liquidity requirements for the year ended December 31, 2013 and the six months ended June 30, 2014 were to fund capital expenditures for the construction and expansion of the related sand processing facility in Oakdale and to meet working capital needs. Our sponsor met its liquidity needs with a combination of funds generated through operations and a revolving credit facility.

We expect that our future principal uses of cash will be for working capital, capital expenditures, funding our debt service obligations and, following the completion of this offering, paying distributions to our unitholders. We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount. We expect our principal sources of liquidity will be cash generated by our operations and borrowings under our new revolving credit agreement, and we believe that cash from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements.

Working Capital

Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. All current assets relating to the Hixton facility will be retained by our sponsor.

The following table presents the components of our working capital as of June 30, 2014 compared to June 30, 2013 and December 31, 2013 compared to December 31, 2012.

	June 30, 2014 (unaudited)	June 30, 2013 (unaudited)	December 31, 2013	December 31, 2012
	(in thousands)
Current assets
Cash	$3,095	$2,330	$2,119	$1,219
Accounts and unbilled receivables	6,038	3,114	4,211	1,656
Inventories	7,374	3,037	5,465	3,282
Prepaid expenses and other current assets	534	145	417	273
Deferred tax assets, current	1,392	-	4,864	-

Total current assets	18,433	8,626	17,076	6,430
Current liabilities
Line of credit	-	10,000	9,230	10,000
Accounts payable	1,005	457	270	2,035
Accrued liabilities	3,937	2,458	2,013	1,582
Deferred revenue	-	995	183	2,067
Income taxes payable	302	45	196	-
Current portion of capital lease obligations	689	116	366	112
Current portion of long-term debt	139	89	90	88

Total current liabilities	6,072	14,160	12,348	15,884

Working capital	$12,361	$(5,534)	$4,728	$(9,454)

June 30, 2014 Compared to June 30, 2013. Our working capital was $12.4 million at June 30, 2014 and $(5.5) million at June 30, 2013. As of June 30, 2013, we had a line of credit of $10 million; as of March 28, 2014, this line of credit was paid in full from the proceeds of the predecessor credit facility. Working capital included deferred revenue of $1.0 million at June 30, 2013 that was satisfied with the delivery of sand through October 2013. As such, no deferred revenue balance remained as of June 30, 2014.

Accounts receivable increased by $2.9 million from June 30, 2013 to June 30, 2014 primarily due to an increase in sales of frac sand. Substantially all of the incremental frac sand volume was sold to customers who do not prepay for deliveries.

In December 2013, we signed a long-term contract with a customer to purchase sand that was previously not capitalized by us in inventory. The increase in current inventory of $4.3 million from June 30, 2013 to June 30, 2014 resulted primarily from us capitalizing the estimated sand necessary to fulfill minimum contract requirements over the life of the contract.

Accounts payable and accrued expenses included liabilities for plant expansion of $0.6 million of capital related items as of June 30, 2014, primarily related to the expansion construction of the Oakdale facility. There were no such material items as of June 30, 2013. Employee-related accruals represented $0.5 million and $0.2 million of accrued expenses as of June 30, 2014 and 2013, respectively. As of June 30, 2014, we recorded $0.5 million of accrued interest related to the predecessor credit facility entered into on March 28, 2014.

December 31, 2013 Compared to December 31, 2012. Our working capital was $4.7 million at December 31, 2013 and $(9.5) million at December 31, 2012. As of December 31, 2013, we had paid $0.8 million on our promissory note of $10.0 million. Working capital included deferred revenue of $2.1 million at December 31, 2012 that was satisfied with the delivery of sand through October 2013. Deferred revenue at December 31, 2013 represented revenue that was shipped freight on board, payment made at the destination, and did not arrive at the destination until after year-end.

Accounts receivable increased by $2.6 million from December 31, 2012 to December 31, 2013 primarily due to an increase in sales of frac sand. Substantially all of the incremental frac sand volume was sold to customers who do not prepay for deliveries.

In December 2013, we signed a long-term contract with a customer to purchase sand that was previously not capitalized by us in inventory. We capitalized the estimated sand necessary to fulfill minimum contract requirements over the life of the contract. This resulted in the increase in current inventory of $2.2 million from December 31, 2012 to December 31, 2013.

Accounts payable and accrued expenses included site work costs of $0.3 million and $1.9 million as of December 31, 2013 and 2012. Additionally, retainage accruals relating to the original plant construction totaled $0.6 million and $1.2 million as of December 31, 2013 and December 31, 2012, respectively.

Operating Activities

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Net cash provided by operating activities was $14.0 million and $2.2 million for the six months ended June 30, 2014 and June 30, 2013, respectively. Operating cash flows include net income of $3.9 million and net loss of $0.1 million in net earnings generated from the sale of frac sand to our customers in the six months ended June 30, 2014 and June 30, 2013, respectively. The net earnings in each period were offset by production costs, general and administrative expenses and cash interest expense, adjusted for changes in working capital to the extent they are positive or negative.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net cash provided by operating activities was $2.9 million for the year ended December 31, 2013; net cash used in operating activities was $1.2 million for the year ended December 31, 2012. Operating cash flows include net income of $0.4 million and a net loss of $9.7 million in net earnings generated from the sale of frac sand to our customers in the year ended December 31, 2013 and December 31, 2012, respectively. The net earnings in each period were offset by production costs, general and administrative expenses and cash interest expense, adjusted for changes in working capital to the extent they are positive or negative.

Investing Activities

The following table presents the components of net cash used in investing activities.

	Six Months Ended		Year Ended
	June 30, 2014 (unaudited)	June 30, 2013 (unaudited)	December 31, 2013	December 31, 2012
	(in thousands)
Oakdale:
Original Plant / Plant Expansion	$11,172	$—	$10	$37,091
Land	593	73	—	—
Other	586	853	1,042	437
Assets to be retained by our sponsor:
Hixton	3,519	20	39	3,098

Cash capital expenditures	15,870	946	1,091	40,626

Non-cash capital expenditures	—	—	555	488

Total capital expenditures	$15,870	$946	$1,241	$41,103

Financing Activities

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Net cash provided by financing activities was $2.9 million for the six months ended June 30, 2014, which included additional net borrowings of $52.7 million under the predecessor credit facility ($53.9 million borrowed less a $1.3 million debt discount), offset by a $40.0 million repayment of the holder of the Preferred Shares, $9.2 million pay down of line of credit, and $0.5 million of loan origination costs.

Net cash used in financing activities was $0.1 million for the six months ended June 30, 2013, which comprised primarily payments on our existing equipment notes payable and capital leases.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net cash used in financing activities was $1.0 million for the year ended December 31, 2013, which included $0.8 million of repayments on our sponsor’s line of credit, $0.1 million of repayments on long term debt, and $0.1 million in payments on capital leases.

Net cash provided by financing activities was $34.3 million for the year ended December 31, 2012, which included additional proceeds from the funding of the $26.0 million second tranche of Preferred Shares, net of $1.6 million issuance costs, as well as the proceeds from the $10 million letter of credit obtained in July 2012.

Off Balance Sheet Arrangements

At December 31, 2013 and June 30, 2014, we had an outstanding letter of credit in the amount of $0.8 million.

Capital Requirements

The expansion of the Oakdale facility was completed in July 2014. As of June 30, 2014 and December 31, 2013, we had commitments related to this project of approximately $1.5 million and $2.4 million, respectively. We expect to incur approximately $10.7 million during the second half of 2014 and approximately $16.4 million during 2015 in expansion capital expenditures. Expansion capital expenditures for the forecast period are anticipated to support incremental growth initiatives, including expanding our production capabilities to approximately 3.3 million tons per annum and increasing rail infrastructure by approximately one mile of track. The production expansion and logistics improvements are expected to be operational by the end of the second quarter of 2015. These projects are expected to increase our production capacity and improve our logistics capabilities onsite to further position us to capitalize upon growth opportunities that we anticipate will continue to develop with both current and potential new customers. We expect to fund these expansion capital expenditures with a portion of the net proceeds from this offering. Please read “Use of Proceeds” and “Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015—Assumptions and Considerations.”

Credit Facilities

Our New Revolving Credit Facility

Prior to or in connection with the completion of this offering, we intend to enter into a new $         million revolving credit facility. Our new revolving credit facility will be available to fund working capital and to finance acquisitions and other capital expenditures. Borrowings under our revolving credit facility are expected to bear interest at LIBOR plus an applicable spread. LIBOR and the applicable spread will be defined in the credit agreement that evidences our new revolving credit facility. We expect the unused portion of the revolving credit facility will be subject to a commitment fee.

We expect our revolving credit facility to contain covenants and conditions that, among other things, limit our ability to incur or guarantee additional debt, make cash distributions, incur certain liens or permit them to exist, make certain investments and acquisitions, enter into certain types of transactions with affiliates, merge or consolidate with another company, and transfer, sell or otherwise dispose of assets. We also expect to be subject to covenants that require us to maintain certain financial ratios.

Our Predecessor’s Credit Facility and Other Arrangements

Below is a description of our predecessor’s credit facility and other financing arrangements. We expect that upon completion of this offering we will have no ongoing liabilities or obligations under our predecessor’s financing arrangements and that the liens on our assets securing borrowings under these arrangements will be released. Please read “Summary—Organizational Transactions.”

Line of Credit.    On July 2, 2012, our predecessor obtained a one-year $10 million line of credit from a bank. The line of credit had an interest rate of Prime plus 1%. In July 2012, borrowings on the line of credit amounted to $6 million. In August 2012, we borrowed the remaining $4 million under the line of credit. The line of credit is guaranteed by the majority holder of our common stock (and the sole holder of the Preferred Shares). In connection with the guarantee, the holder of the Preferred Shares was paid additional stock dividends of 0.32% per annum through the maturity date of the line of credit. In July 2013, the line of credit was extended through July 9, 2014 and bore an interest rate of Prime plus 0.35% (3.60% as of December 31, 2013). Once a portion of the line of credit has been repaid, it cannot be re-borrowed. There are no financial covenants associated with the agreement. On March 28, 2014, the outstanding balance of $9.3 million, which included accrued interest, was paid in full.

Interest expense under the line of credit was approximately $0.08 million and $0.3 million for the six months ended June 30, 2014 and 2013, respectively, and $0.4 million and $0.2 million for the years ended December 31, 2013 and 2012, respectively.

There was no outstanding balance under the line of credit as of June 30, 2014. As of December 31, 2013 and 2012, the outstanding balance under the line of credit was $9.2 million and $10.0 million, respectively. At June 30, 2014 and December 31, 2013, we had an outstanding letter of credit in the amount of $0.8 million.

Predecessor Revolving Credit Facility.    On March 28, 2014, our predecessor entered into a $72.5 million revolving credit and security agreement with our wholly-owned subsidiary Fairview Cranberry Company, LLC as co-borrowers, and PNC Bank, National Association, as administrative agent and collateral agent. We refer to this facility as the predecessor credit facility. The predecessor credit facility matures on March 28, 2019.

Loans under the predecessor credit facility bear interest at our predecessor’s option at either:

•	a Base Rate (as defined in the predecessor credit facility), which will be the base commercial lending rate of PNC Bank, as publicly announced to be in effect from time to time, plus an applicable margin ranging from 2.50% to 3.00% based on our total leverage ratio; or

•	LIBOR plus an applicable margin ranging from 3.50% to 4.00% based on our total leverage ratio.

The predecessor credit facility contains various covenants and restrictive provisions and requires maintenance of financial covenants, including a fixed charge coverage ratio and a total leverage ratio (as defined in the predecessor credit facility). At June 30, 2014, we were in compliance with our loan covenants and had undrawn availability under this credit facility totaling $17.8 million. At June 30, 2014, our outstanding borrowings under the Credit Agreement bore interest at a weighted-average rate of 3.98%. Our sponsor expects to fully repay any outstanding borrowings with a portion of the proceeds from this offering and terminate the predecessor credit facility in connection with the completion of this offering. Please read “Use of Proceeds.” We will retain no cash flow commitments related to the predecessor credit facility after its termination.

Mandatorily Redeemable Series A Preferred Stock.    On September 13, 2011, our predecessor entered into a financing agreement with Clearlake. The agreement provides for the sale of Series A Preferred Stock, which we refer to as the Preferred Shares, to Clearlake in three tranches. For the years ended December 31, 2013 and 2012, we incurred $9.7 million and $7.6 million of interest expense related to the Preferred Shares, respectively. We did not capitalize any interest expense related to the Preferred Shares in 2013. In 2012, $0.8 million of the interest expense was capitalized into property, plant and equipment in the consolidated balance sheets.

The Preferred Shares are mandatorily redeemable on September 13, 2016. The redemption price is the original issuance price per share of all outstanding Preferred Shares plus any unpaid accrued dividends. We have an option to repay the Preferred Shares before September 13, 2016; if this option is exercised, we must repay at least $1 million. The Preferred Shares are not convertible into common stock or any other security we issued. As a result of the Preferred Shares’ mandatory redemption feature, we classified these securities as long-term liabilities in the accompanying consolidated balance sheets as of June 30, 2014 and 2013, and December 31, 2013 and 2012, respectively.

On March 28, 2014, as part of the entering into of our predecessor credit facility, approximately $40 million of Preferred Shares was redeemed.

At June 30, 2014, the liquidation value of the Preferred Shares was $28.5 million. Our sponsor expects to redeem all of the Preferred Shares in connection with this offering.

Customer Concentration

For the six months ended June 30, 2014, sales to Weatherford and EOG Resources accounted for 39% and 36%, respectively, of total revenue. For the year ended December 31, 2013, sales to Weatherford and EOG Resources accounted for 75% and 20%, respectively, of total revenue. The terms of each contract provide for liquidated damages in the event that a customer does not purchase minimum monthly volumes of sand.

Contractual Obligations

The following table presents our contractual obligations and other commitments as of December 31, 2013.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Capital leases(1)	$366	$366	$-	$-	$-
Notes payable(2)	122	90	32	-	-
Oakdale construction obligations(3)	2,400	2,400	-	-	-
Asset retirement obligations(4)	204	-	-	-	204
Preferred stock(5)	65,040	-	65,040	-	-
Equipment and office operating leases(6)	285	150	101	34	-
Line of credit(7)	9,230	9,230	-	-	-

	$77,647	$12,236	$65,173	$34	$204

(1)	Through December 31, 2013, we entered into a lease arrangement to lease operational equipment. Future minimum lease payments amount to $366 which were paid through June 2014.
(2)	We have financed certain equipment and automobile purchases by entering into various debt agreements. Interest rates on these notes ranged from 0% to 8.39% and maturities range from 2014 through 2017.
(3)	As part of our Oakdale plant expansion, we were committed to capital expenditures of approximately $2,400.
(4)	The asset retirement obligation represents the fair value of post closure reclamation and site restoration commitments for the Oakdale property and processing facility.
(5)	In September of 2011 we entered into a Securities Purchase Agreement which provided for three investment tranches of Preferred Shares. As of December 31, 2013, two of the tranches have been funded, resulting in the issuance of 48,000 preference shares with a par value of $1,000 per share which are mandatorily redeemable on September 13, 2016. These Preferred Shares have been valued at their issuance value plus accrued dividends. As of June 30, 2014, the value was $26.3 million.
(6)	We have entered into long-term operating leases for certain operations equipment, rail equipment and office space. Certain long-term rail car operating leases have been executed; however payment does not begin until the cars arrive. Cars are estimated to arrive between July and September 2014, and May through June 2015. Monthly lease expense per car on these 331 cars ranges from $475 to $584. Due to the uncertain nature of delivery, these rail car leases have not been included in the schedule.
(7)	In March 2014, we paid off the line of credit in full.

Quantitative and Qualitative Disclosure of Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Historically, our sponsor’s risks have been predominantly related to potential changes in the fair value of its long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

The market for frac sand is indirectly exposed to fluctuations in the prices of crude oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our customers in the pressure pumping and exploration and production industries. However, because we generate the substantial majority of our revenues under long-term, take-or-pay contracts, we believe we have only limited exposure to short-term fluctuations in the prices of crude oil and natural gas. We do not currently intend to hedge our indirect exposure to commodity price risk.

Interest Rate Risk

As of June 30, 2014, our predecessor had $53.9 million in variable rate long-term debt outstanding under the predecessor credit facility, which bears interest at our option at either:

•	a Base Rate (as defined in the predecessor credit facility), which will be the base commercial lending rate of PNC Bank, as publicly announced to be in effect from time to time, plus an applicable margin ranging from 2.50% to 3.00% based on our total leverage ratio; or

•	LIBOR plus an applicable margin ranging from 3.50% to 4.00% based on our total leverage ratio.

The fair value of our long-term debt at June 30, 2014 was approximately $53.9 million, as the debt was obtained in March 2014, and is therefore considered to reflect the application of current interest rates offered for debt with similar remaining terms and maturities. As an indication of this debt’s sensitivity to changes in interest rates, based upon an immediate 50 basis point increase in the applicable interest rates at June 30, 2014, the fair value of our sponsor’s variable rate long-term debt would have decreased by approximately $0.07 million. Conversely, a 50 basis point decrease in that rate would increase the fair value of this indebtedness by $0.07 million.

We do not expect to have any liabilities or obligations under the predecessor credit facility following the completion of this offering. We expect to have no indebtedness outstanding as of the closing of this offering.

Credit Risk

Substantially all of our revenue for the year ended December 31, 2013 was generated through long-term, take-or-pay contracts with two customers. Since December 31, 2013, we have signed long-term, take-or-pay contracts with three additional customers. Our customers are oil and natural gas producers and pressure pumping service providers. This concentration of counterparties operating in a single industry may increase our overall exposure to credit risk, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. If a customer defaults or if any of our contracts expires in accordance with its terms, and we are unable to renew or replace these contracts, our gross profit and cash flows, and our ability to make cash distributions to our unitholders may be adversely affected.

Internal Controls and Procedures

Prior to the completion of this offering, our sponsor has been a private company with limited accounting personnel to adequately execute our accounting processes and limited other supervisory resources with which to address our internal control over financial reporting. As such, we have not maintained an effective control environment in that the design and execution of our controls has not consistently resulted in effective review and supervision by individuals with financial reporting oversight roles. In connection with our sponsor’s audit for the years ended December 31, 2013 and 2012, our sponsor’s independent registered public accounting firm identified and communicated a material weakness related to the failure to maintain a sufficient complement of qualified accounting personnel, which contributed to our sponsor’s inability to maintain appropriate segregation of duties within the organization and effective review and supervision over the financial reporting process. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our sponsor’s financial statements will not be prevented, or detected in a timely basis. This material weakness resulted in audit adjustments, including correction of prior period errors, to our financial statements which were identified by our independent registered public accounting firm.

At the closing of this offering, our management team and financial reporting oversight personnel will be the same as those of our sponsor and thus, we may face the same material weakness described above.

Since August 2014, we have added several experienced accounting personnel, both full-time employees and contractors, including our Chief Financial Officer, in response to our identification of gaps in our skills base and expertise of the staff required to meet the financial reporting requirements of a public company. However, our evaluation of internal control over financial reporting is not complete and we expect remediation to continue.

While we have begun the process of evaluating our internal control over financial reporting, we are in the early phases of our review and will not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which represent significant deficiencies and other material weaknesses, in addition to the material weakness previously identified, that require remediation by us. Our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. Please read “Summary—Our Emerging Growth Company Status.”

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, (“ASU 2014-09”), “Revenue from Contracts with Customers”. The objective of ASU 2014-19 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new guidance, an entity will (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the contract’s performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. The new guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016 for public companies. Early adoption is not permitted. Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. We are currently evaluating the new guidance and has not determined the impact this standard may have on its consolidated financial statements nor decided upon the method of adoption.

In July 2013, the FASB amended Accounting Standards Codification (“ASC Topic 740”), “Income Taxes.” The amendment provides guidance on the consolidated financial statement presentation of an unrecognized tax benefit, as either a reduction of a deferred tax asset or as a liability, when a net operating loss carry-forward, a similar tax loss or a tax credit carry-forward exists. The amendment will be effective for interim and annual periods beginning after December 15, 2013 and may be applied on a retrospective basis. Early adoption is permitted. We do not expect the adoption of this amendment to have a material effect on our consolidated financial statements.

In February 2013, the FASB issued amended guidance on the recognition, measurement, and disclosure of certain obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Such arrangements may include debt, other contractual obligations, and settled litigation and judicial rulings. The amended guidance is to be applied retrospectively to all prior periods presented. This guidance will be effective for us beginning January 1, 2014. We anticipate that the adoption of this amended guidance will not materially affect our financial position, result of operations or cash flows.

In December 2011 and January 2013, the FASB issued amended guidance on disclosures pertaining to certain assets and liabilities that are either offset in an entity’s financial statements or those that are subject to a master netting agreement or similar arrangement. The scope of these disclosures is limited to derivatives, repurchase agreements and securities lending transactions. We adopted this guidance effective January 1, 2013, and, as it only impacts disclosures, it did not affect our financial position, result of operations or cash flows.

New and Revised Financial Accounting Standards

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our election to “opt-out” of the extended transition period is irrevocable.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally acceptable in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

Listed below are the accounting policies we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, and that we believe are critical to the understanding of our operations.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed or determinable, collectability is reasonably assured, and the risk of loss is transferred to the customer. This generally means that sales are freight on board, payment made at the origination point at our facility and title passes as the product is loaded into rail cars hired by the customer. Certain spot-rate customers have shipping terms of freight on board, payment made at the destination, for which we recognize this revenue when the sand is received at the destination.

We derive our revenue by mining and processing sand that our customers purchase for various uses. Our revenues are primarily a function of the price per ton realized and the volumes sold. In some instances, our revenues also include a charge for transportation services we provide to our customers. Our transportation revenue fluctuates based on a number of factors, including the volume of product we transport and the distance between our plant and our customers.

We a limited amount of product under short-term price agreements or at prevailing market rates. The majority of our revenues are realized through take-or-pay supply agreements with three customers. Initial terms of these contracts expire from 2016 through 2018; certain contracts include extension periods, as defined in the respective contracts. These agreements define, among other commitments, the volume of product that our customers must purchase, the volume of product that we must provide and the price that we will charge and that our customers will pay for each ton of contracted product. Prices under these agreements are generally fixed and subject to adjustment, upward or downward, only for certain changes in published producer cost indices, including the Consumer Price Index for All Urban Consumers and the Producer Price Index published by the U.S. Bureau of Labor Statistics, or market factors, including a natural gas surcharge and a propane surcharge which are applied if the Average Natural Gas Price or the Average Quarterly Mont Belvieu TX Propane Spot Price, respectively, as listed by the U.S. Energy Information Administration, are above the benchmark set in the contract for the preceding calendar quarter. As a result, our realized prices may not grow at rates consistent with broader industry pricing. For example, during periods of rapid price growth, our realized prices may grow more slowly than those of competitors, and during periods of price decline, our realized prices may outperform industry averages. With respect to the take-or-pay arrangements, if the customer is not allowed to make up deficiencies, we recognize revenues to the extent of the minimum contracted quantity, assuming payment has been received or is reasonably assured. If deficiencies can be made up, receipts in excess of actual sales are recognized as deferred revenues until production is actually taken or the right to make up deficiencies expires.

Asset Retirement Obligation

We estimate the future cost of dismantling, restoring and reclaiming operating excavation sites and related facilities in accordance with federal, state and local regulatory requirements and recognize reclamation obligations when extraction occurs and record them as liabilities at estimated fair value. In addition, a corresponding increase in the carrying amount of the related asset is recorded and depreciated over such asset’s useful life or the estimated number of years of extraction. The reclamation liability is accreted to expense over the estimated productive life of the related asset and is subject to adjustments to reflect changes in value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. If the asset retirement obligation is settled for more or less than the carrying amount of the liability, a loss or gain will be recognized, respectively.

Inventory Valuation

Sand inventory is stated at the lower of cost or market using the average cost method. Costs applied to inventory include direct excavation costs, processing costs, overhead allocation, depreciation and depletion. Stockpile tonnages are calculated by measuring the number of tons added and removed from the stockpile. Tonnages are verified periodically by an independent surveyor. Costs are calculated on a per ton basis and are applied to the stockpiles based on the number of tons in the stockpile.

Spare parts inventory includes critical spare parts. We account for spare parts on a first in first out basis, and value the inventory at the lower of cost or market.

Depletion

We amortize the cost to acquire land and mineral rights using a units-of-production method, based on the total estimated reserves and tonnage extracted each period.

Impairment of Long-Lived Assets

We periodically evaluate whether current events or circumstances indicate that the carrying value of our assets may not be recoverable. If circumstances indicate that the carrying value may not be recoverable, we estimate future undiscounted net cash (without interest charges) estimated future sales prices (considering historical and current prices, price trends and related factors) and operating costs and anticipated capital expenditures. We record a reduction in the carrying value of our long lived assets if the undiscounted cash flows are less than the carrying value of the assets.

Our estimates of prices, recoverable proven reserves and operating and capital costs are subject to certain risks and uncertainties which may affect the recoverability of our long lived assets. Although we have made our best estimate of these factors based on current conditions, it is reasonably possible that changes could occur, which could adversely affect our estimate of the net cash flows expected to be generated from our operating property. No impairment charges were recorded during the years ended December 31, 2013 and 2012 or the six-month period ended June 30, 2014.

Income Taxes

Under the balance sheet approach to provide for income taxes, we recognize deferred tax assets and liabilities for the expected future tax consequences of net operating loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. If we determine it is more likely than not that we will not be able to realize the benefits of the deductible temporary differences, we record a valuation against the net deferred tax asset.

Environmental Matters

We are subject to various federal, state and local laws and regulations governing, among other things, hazardous materials, air and water emissions, environmental contamination and reclamation and the protection of the environment and natural resources. We have made, and expect to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

PROPPANT INDUSTRY OVERVIEW

Unless otherwise indicated, the information set forth in this “Proppant Industry Overview,” including all statistical data and related forecasts, is derived from The Freedonia Group’s Industry Study #3160, “Well Stimulation Materials,” published in June 2014, and Spears & Associates’ “Oilfield Market Report, 2005-2015,” published in October 2014. While we are not aware of any misstatements regarding the proppant industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Overview

The oil and natural gas proppant industry is comprised of businesses involved in the mining or manufacturing of the propping agents used in the drilling and completion of oil and natural gas wells. Hydraulic fracturing is the most widely used method for stimulating increased production from wells. The process consists of pumping fluids, mixed with granular proppants, into the geologic formation at pressures sufficient to create fractures in the hydrocarbon-bearing rock. Proppant-filled fractures create conductive channels through which the hydrocarbons can flow more freely from the formation into the wellbore and then to the surface.

Types of Proppant

There are three primary types of proppant that are commonly utilized in the hydraulic fracturing process: raw frac sand, which is the product we produce, resin-coated sand and manufactured ceramic beads. The following chart illustrates the composition of the U.S. market for proppant by type.

Raw Frac Sand

Of the three primary types of proppant, raw frac sand is the most widely used due to its broad applicability in oil and natural gas wells and its cost advantage relative to other proppants. Raw frac sand has been employed in nearly all major U.S. oil and natural gas producing basins, including the Barnett, Eagle Ford, Fayetteville, Granite Wash, Haynesville, Marcellus, Niobara, Permian, Utica, Williston and Woodford basins.

Raw frac sand is generally mined from the surface or underground, and in some cases crushed, and then cleaned and sorted into consistent mesh sizes. The API has a range of guidelines it uses to evaluate frac sand grades and mesh sizes. In order to meet API specifications, frac sand must meet certain thresholds related to particle size, shape (sphericity and roundness), crush resistance, turbidity (fines and impurities) and acid solubility. Oil and gas producers generally require that frac sand used in their drilling and completion processes meet API specifications.

Raw frac sand can be further delineated into two main naturally occurring types: white sand and brown sand. Northern White, which is the specific type of white sand that we produce, is considered to be of higher quality than brown sand due to the monocrystalline grain structure of Northern White. Brown sand (also called Brady or Hickory sand) has historically been considered the lower quality raw frac sand, due to its polycrystalline structure and inferior angularity, strength and purity characteristics. Northern White frac sand, due to its exceptional quality, commands premium prices relative to other types of sand. Northern White has historically experienced the greatest market demand relative to supply, due both to its superior physical characteristics and the fact that it is a limited resource that exists predominately in Wisconsin and other limited parts of the upper Midwest region of the United States. However, even within Northern White sand, the quality of Northern White can vary significantly across deposits. In 2013, the average price for raw frac sand was $60 per ton with premier Northern White commanding the highest premium, according to Freedonia Group. From 2003-2013, the price of raw frac sand increased at an average rate of 4% per year.

Resin-Coated Frac Sand

Resin-coated frac sand consists of raw frac sand that is coated with a resin that increases the sand’s crush strength and prevents crushed sand from dispersing throughout the fracture. The strength and shape of the end product are largely determined by the quality of the underlying raw frac sand. Pressured (or tempered) resin-coated sand primarily enhances crush strength, thermal stability and chemical resistance, allowing the sand to perform under harsh downhole conditions. Curable (or bonding) resin-coated frac sand uses a resin that is designed to bond together under closure stress and high temperatures, preventing proppant flowback. In general, resin-coated frac sand is better suited for higher pressure, higher temperature drilling operations commonly associated with deep wells and natural gas wells. In 2013, the average price for resin-coated frac sand was $500 per ton, according to Freedonia Group. From 2003-2013, the price of resin-coated sand increased at an average rate of 5% per year.

Ceramics

Ceramic proppant is a manufactured product of comparatively consistent size and spherical shape that typically offers the highest crush strength relative to other types of proppants. As a result, ceramic proppant use is most applicable in the highest pressure and temperature drilling environments. Ceramic proppant derives its product strength from the molecular structure of its underlying raw material and is designed to withstand extreme heat, depth and pressure environments. The deepest, highest temperature and highest pressure wells typically require heavy weight ceramics with high alumina/bauxite content and coarser mesh sizes. The lower crush resistant ceramic proppants are lighter weight and derived from kaolin clay, with densities closer to raw frac sand. In 2013, the average price for ceramic proppants was $660 per ton, with bauxite-based, heavy grade ceramics commanding the highest prices, according to Freedonia Group. From 2003-2013, the price of ceramics increased at an average rate of 3% per year.

Comparison of Key Proppant Characteristics

The following table sets forth what we believe to be the key comparative characteristics of our frac sand and the three primary types of proppant.

	Smart Sand Oakdale	Raw Frac Sand	Resin-coated	Ceramics
Product and Characteristics

•   Natural resource Northern White sand

•   Considered highest quality raw frac sand

•   Monocrystalline in nature, exhibiting crush strength, turbidity and roundness and sphericity in excess of API specifications

		• Natural resource • Primary types include white and brown • Quality of sand varies widely depending on source	• Raw frac sand substrate with resin coating • Coating increases crush strength • Bond together to prevent proppant flowback	• Manufactured product • Typically highest crush strength

Crush Strength	6,000 to 12,000 psi	up to 12,000 psi	up to 15,000 psi	up to 18,000 psi

Average price of raw frac sand (2013)(1)	$53.26	$60.00	N/A	N/A

(1)	All of our sales volumes have historically, and are currently, sold FOB our Oakdale facility. Generally, logistics costs can comprise 70-80% of the delivered cost of Northern White frac sand, depending on the basin into which the product is delivered. Some of our competitors’ sales volumes are sold FOB basin. As a result, average selling prices of frac sand may not be comparable between us and our competitors.

Source: API; Stim-Lab, Inc.; partnership provided information; The Freedonia Group

Proppant Mesh Sizes

Mesh size is used to describe the size of the proppant and is determined by sieving the proppant through screens with uniform openings corresponding to the desired size of the proppant. Each type of proppant comes in various sizes, categorized as mesh sizes, and the various mesh sizes are used in different applications in the oil and natural gas industry. The mesh number system is a measure of the number of equally sized openings there are per linear inch of screen (composed of a grid pattern of crisscrossed wires) through which the proppant is sieved. For example, a 30 mesh screen has 30 equally sized openings per linear inch. Therefore, as the mesh size increases, the granule size decreases. A mesh size of 30/50 refers to sand that passes through a 30 mesh screen but is retained on a 50 mesh screen. As defined by John T. Boyd, 100 mesh sand refers to sand that passes through a 70 mesh screen but is retained on a 140 mesh screen.

Frac Sand Extraction, Processing and Distribution

Raw frac sand is a naturally occurring mineral that is mined and processed. While the specific extraction method utilized depends primarily on the geologic setting, most raw frac sand is mined using conventional open-pit bench extraction methods. The composition, depth and chemical purity of the sand also dictate the processing method and equipment utilized. After extraction, the raw frac sand is washed with water to remove fine impurities such as clay and organic particles. The final steps in the production process involve the drying and sorting of the raw frac sand according to mesh size required to meet API specifications.

After this processing stage, most frac sand is shipped in bulk from the processing facility to customers by rail, barge or truck. For high volumes of raw frac sand, transportation costs often represent a significant portion of the customer’s overall cost, which highlights the importance of efficient bulk shipping. Due to the midcontinent location of Northern White frac sand mines, rail is the predominant method of long distance sand shipment from the region. For this reason, direct access to

Class 1 rail lines (such as Canadian Pacific and Union Pacific) is an important differentiator in the industry. The presence of an onsite rail yard capable of storing multiple trains, like the rail facility at our Oakdale plant, provides optimal efficiency. Rail shipment can occur via manifest trains or unit trains. Manifest trains, also called mixed-freight trains, are considered less efficient because these trains switch cars at various intermediate junctions in transit and routinely encounter delays. By contrast, unit trains, like those employed by our Oakdale facility, tend to travel from origin to destination without stopping at intermediate destinations or multiple switching yards. The capability to ship via unit train, and simultaneously manage multiple unit trains at the production facility, facilitates reliable and cost effective delivery of high volumes of sand.

Demand Trends

The U.S. proppant market, including raw frac sand, ceramic and resin-coated proppant, was approximately 31 million tons in 2013. Industry estimates for 2013 indicate that the total sand market represented approximately 29 million tons, or 92.3% of the total proppant market by weight. Over the past five years, proppant demand by weight has increased by 26.4% annually, and the market is projected to continue growing by 9.4% per year through 2018, representing an increase of approximately four million tons in annual proppant demand over that time period. The total U.S. proppant market size in dollars was $5.0 billion in 2013 and is projected to grow 13.7% annually through 2018, according to The Freedonia Group. The following chart illustrates historical and forecasted proppant demand for certain years from 2013 to 2023.

Demand growth for frac sand and other proppants is primarily driven by advancements in oil and natural gas drilling and well completion technology and techniques, such as horizontal drilling and hydraulic fracturing. These advancements have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. Proppant is an essential component in the exploitation of unconventional oil and gas reservoirs, and the demand for proppant has increased as more of these reservoirs have been developed. Over the past ten years, U.S. rig count has increased at a 5.5% compound annual growth rate. In addition to an increase in rig count, the percentage of active drilling rigs used to drill horizontal wells, which require greater volumes of proppant than vertical wells, has increased from 29% in 2008 to 63% in 2013. Moreover, the increase of pad drilling has led to a more efficient use of rigs, allowing more wells to be drilled per rig. As a result of these factors, well count, and hence proppant demand, has grown at greater rate than overall rig count. Consistent growth in aggregate rig count has recently been driven by strong activity in oil-weighted basins. However, with the recent stabilization of natural gas prices and the relatively lower costs of production in certain gas-weighted basins, the natural gas rig count has stabilized and a continued increase is expected in the future. The chart below shows historical rig count activity in the United States. As indicated above, over the past ten years, U.S. rig count has increased at a 5.5% compound annual growth rate, while the demand for proppant by volumes has grown at a rate of 36.0% annually.

We believe that demand for proppant will be amplified by the following factors:

•	improved drilling rig productivity, resulting in more wells drilled per rig per year;

•	increases in the percentage of rigs that are drilling horizontal wells;

•	increases in the length of the typical horizontal wellbore;

•	increases in the number of fracture stages per foot in the typical completed horizontal wellbore;

•	increases in the volume of proppant used per fracturing stage;

•	renewed focus of exploration and production companies to maximize ultimate recovery in active reservoirs through downspacing; and

•	increasing secondary hydraulic fracturing of existing wells as early shale wells age.

The following table illustrates the historical and projected growth in U.S. wells drilled and the steadily increasing intensity of proppant use in those wells.

Wells in unconventional reservoirs are characterized by high initial production rates followed by a steep decline in production rates during the first several years of the well’s life. Producers must continuously drill new wells to offset production declines and maintain overall production levels. Additionally, operators are beginning to perform secondary hydraulic fracturing of existing wells in order to maintain overall production levels. We believe these efforts to offset steep production declines in unconventional oil and gas reservoirs will be a strong driver of future proppant demand growth.

Recent growth in demand for raw frac sand has outpaced growth in demand for other proppants, and industry analysts predict that this trend will continue. As well completion costs have increased as a proportion of total well costs, operators have increasingly looked for ways to improve per well economics by lowering costs without sacrificing production performance. To this end, the oil and natural gas industry is shifting away from the use of higher-cost proppants towards more cost-effective proppants, such as raw frac sand, according to Spears & Associates’ “Oilfield Market Report, 2005-2014,” published in 2013. Evolution of completion techniques and the substantial increase in activity in U.S. oil and liquids-rich resource plays has further accelerated the demand growth for raw frac sand. The following chart illustrates how the market growth for raw frac sand has outpaced the market growth for resin-coated sand and ceramics.

In general, oil and liquids-rich wells use a higher proportion of coarser proppant while dry gas wells typically use finer grades of sand. With the majority of U.S. exploration and production spending focused on oil and liquids-rich plays, demand for coarser grades of sand has exceeded demand for finer grades and remains strong. However, due to innovations in completion techniques and a recent increase in natural gas drilling activity, demand for finer grade sands has also shown a considerable resurgence. According to PropTester, Inc., a notable driver impacting demand is increased proppant loadings, specifically, larger volumes of proppant placed per frac stage. The trend of using larger volumes of finer mesh materials such as 100 mesh sand and 40/70 sand and ceramics, either on their own or in conjunction with coarser and more conductive proppant tail-ins, is expected to continue.

Supply Trends

In recent years, customer demand for premium raw frac sand has outpaced supply. Several factors contribute to this persistent supply shortage:

•	the difficulty of finding frac sand reserves that meet API specifications and satisfy the demands of customers who increasingly favor premium sand varieties;

•	the difficulty of securing contiguous frac sand reserves large enough to justify the capital investment required to develop a processing facility;

•	the challenges of identifying reserves with the above characteristics that have rail access needed for low-cost transportation to major shale basins;

•	the hurdles to securing mining, production, water, air, refuse and other federal, state and local operating permits from the proper authorities;

•	local opposition to development of certain facilities, especially those that require the use of on-road transportation, including moratoria on raw frac sand facilities in multiple counties in Wisconsin and Minnesota that hold potential sand reserves; and

•	the long lead time required to design and construct sand processing facilities that can efficiently process large quantities of high quality frac sand.

Supplies of premium quality Northern White sands are limited to select areas, predominantly in western Wisconsin and selected areas of Minnesota and Illinois. The ability to obtain large contiguous reserves in these areas is a key constraint and can be an important supply consideration when assessing the economic viability of a potential raw frac sand facility. Further constraining the supply and throughput of Northern White sand, not all of the large reserve mines have onsite excavation and processing capability. The availability of suitable railcars is also an important logistics factor that represents a potential supply constraint in the industry. Certain long-term contracts, including some contracts to which we are a party, stipulate that customers will provide railcars at the originating facility. This arrangement mitigates any financial or operational impact that may arise from fluctuations in railcar availability in the operating regions.

In part due to the community opposition and factors referenced above, new permitting has recently become more challenging in Wisconsin. Several counties in the state have instituted moratoria on the permitting of new frac sand mining sites. While these moratoria have the potential to hinder the permitting of new facilities and slow increases in supply of frac sand, our Oakdale facility is fully permitted and complies with all current regulatory requirements.

Pricing and Contract Considerations

Raw frac sand has exhibited steady pricing increases over the past decade. According to The Freedonia Group, the average price of raw frac sand increased from approximately $40 per ton in 2003 to approximately $60 per ton in 2013. While there are numerous grades and sizes of proppant which sell at varying prices, the overall pricing trend tends to be consistent across the various sizes. In general, the cost of sand constitutes only a small percentage of overall well costs for exploration and production companies, so even a meaningful increase in sand prices is not likely to cause a significant reduction in the high volume of sand consumed by customers.

Sand is sold on a contract basis or through spot market pricing. Long-term, take-or-pay contracts reduce exposure to fluctuations in price and provide predictability of volumes and price over the contract term. By contrast, the spot market provides direct access to immediate prices, with accompanying exposure to price volatility and uncertainty. For sand producers operating under stable long-term contract structures, the spot market can offer an outlet to sell excess production at opportunistic times or during favorable market conditions. We have observed that spot prices have been favorable recently, as tracked by the Bureau of Labor Statistics monthly Frac Sand PPI. The Frac Sand PPI has continued to increase since December 2013, and is at its highest level since December 2012.

BUSINESS

Overview

We are a pure-play, low-cost producer of high-quality Northern White frac sand, which is a preferred proppant used to enhance hydrocarbon recovery rates in the hydraulic fracturing of oil and natural gas wells. We own and operate a sand mine and related processing facility on 1,168 contiguous acres near Oakdale, Wisconsin, at which we have approximately 217 million tons of proven recoverable sand reserves and 64 million tons of probable recoverable sand reserves as of June 30, 2014. Our integrated facility, with on-site rail infrastructure and wet and dry sand processing facilities, enables us to process and cost-effectively deliver approximately 2.2 million tons of frac sand per year. A minimum of approximately              million tons of our annual frac sand production is contracted to oil and natural gas production and pressure pumping service companies under long-term, fixed-price take-or-pay contracts that are intended to mitigate our exposure to the potential price volatility of the spot market for frac sand and enhance the stability of our cash flows. We believe that the favorable geologic characteristics of our sand reserves, the strategic location and logistical advantages of our Oakdale facility and the industry experience of our senior management team have positioned us as a highly attractive source of frac sand to the oil and natural gas industry.

Over the past decade, exploration and production companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s unconventional oil and natural gas reservoirs through advanced recovery techniques, such as horizontal drilling and hydraulic fracturing. In recent years, this focus has resulted in exploration and production companies drilling more and longer horizontal wells, completing more hydraulic fracturing stages per well and utilizing more proppant per stage in an attempt to maximize the volume of hydrocarbon recoveries per wellbore. As a result, based on data from The Freedonia Group, U.S. demand for raw frac sand has increased rapidly, growing at an average annual rate of 42% from 2003 to 2013. The total U.S. raw frac sand market size was $1.5 billion in 2013 and is projected to increase 13.3% annually from 2013 to 2018, according to The Freedonia Group.

Northern White sand, which is found predominantly in Wisconsin and limited portions of the upper Midwest region of the United States, is highly valued by oil and natural gas producers as a preferred proppant due to its favorable physical characteristics, including its crush strength (ability to withstand high pressures), turbidity (low levels of contaminants) and roundness and sphericity (facilitates hydrocarbon flow, or conductivity), and its lower cost as compared to other proppants such as resin-coated sand and manufactured ceramics. We believe the significant recent increase in demand for frac sand has outpaced supply due to several industry-wide frac sand production and logistics constraints, including limited availability of API-specification sand reserves globally as well as the difficulty of obtaining the myriad of construction, environmental, mining and other permits required by local, state and federal regulators. We believe that the market for high-quality raw frac sand, like the Northern White sand we produce, will continue to grow based on the expected long-term development of North America’s unconventional oil and natural gas reservoirs.

Our sand reserves include a balanced concentration of coarse (20/40, 30/50 and 40/70 mesh) sands and fine (70/140 mesh, which we refer to in this prospectus as “100 mesh”) sand. Our reserves contain deposits of approximately 60% of 70 mesh and coarser substrate and approximately 40% of 100 mesh substrate. We believe that this mix of coarse and fine sand reserves, combined with contractual demand for our products across a range of mesh sizes, provides us with relatively higher mining yields and lower processing costs than sand mines with predominately coarse sand reserves. In addition, our approximate 217 million tons of proven recoverable reserves and 64 million tons of probable recoverable reserves as of June 30, 2014, implies a reserve life of approximately 128 years based on our current annual processing capacity of 2.2 million tons per year. This long reserve life, coupled with our balanced mix of coarse and fine sand reserves, enables us to better serve demand for different types of frac sand as compared to mines with disproportionate amounts of coarse or fine sand and mines with shorter reserve lives.

As of                     , 2014 we had long-term, fixed-price take-or-pay contracts to sell a minimum of              million tons of frac sand annually. Each of these contracts contains a minimum volume purchase requirement, is subject to certain price escalators and provides for delivery of frac sand freight on board at our Oakdale facility. As of                     , 2014, the product mix-weighted average price of sand sold from our Oakdale facility pursuant to these take-or-pay contracts was $          per ton and the volume-weighted average remaining term was       years. Certain of these contracts contain provisions that allow our customers to extend the term of the contracts. The mesh size specifications in these contracts vary and include a mix of 20/40, 30/50, 40/70 and 100 mesh frac sand.

Our Oakdale facility is optimized to exploit the reserve profile in place and produce high-quality frac sand. Unlike some of our competitors, our processing and rail loading facilities are located in close proximity at the mine site, which eliminates the need for us to truck sand on public roads between the mine and the production facility or between wet and dry processing facilities. Our on-site transportation assets include approximately seven miles of rail track in a double-loop configuration that is tied into a Class I rail line owned by Canadian Pacific, which enables us to simultaneously accommodate multiple unit trains and significantly increases our efficiency in meeting our customers’ frac sand transportation needs. We ship a substantial portion of our sand volumes (approximately 58.2% during the six months ended June 30, 2014) in unit train shipments through a combination of rail cars that we lease and operate and rail cars that our customers own or lease and deliver to our facility. We believe that we are one of the few frac sand producers with a facility custom-designed for the specific purpose of delivering frac sand to all of the major U.S. oil and natural gas producing basins by an on-site rail facility that can simultaneously accommodate multiple unit trains. Our ability to handle multiple rail car sets allows for the seamless transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility. We believe our customized on-site logistical configuration yields lower overall operating and transportation costs compared to manifest train or single-unit train facilities as a result of our higher rail car utilization, more efficient use of locomotive power and more predictable movement of product between mine and destination. Rail cars are currently in high demand in the industry, and unit train operations such as ours can double or triple the average number of loads that a rail car carries per year. We believe that the connectivity of our Oakdale facility to the Canadian Pacific rail network, combined with our growing fleet of rail cars and our unit train logistics capabilities, will provide us enhanced flexibility to serve customers located in shale plays throughout North America.

In addition to the Oakdale facility that will be contributed to us, our sponsor owns approximately 816 acres in Jackson County, Wisconsin, that it will retain after the closing of this offering. Our sponsor expects to construct a 2.2 million ton per year processing facility and storage silos at this site, which we call the Hixton site, and expects the Hixton facility to be fully operational during the second half of 2015. As of June 20, 2014, John T. Boyd estimated that the Hixton site had approximately 100 million tons of proven recoverable sand reserves. Pursuant to the terms of the omnibus agreement that we and our sponsor will enter into at the closing of this offering, we will have a right of first offer to acquire our sponsor’s Hixton sand reserves, processing facility and related assets should our sponsor choose to sell those assets. In addition, our right of first offer will cover any additional land, sand reserves, processing facilities, logistics assets and similar assets that our sponsor develops in the future.

For the year ended December 31, 2013 and six months ended June 30, 2014, we generated pro forma Adjusted EBITDA of approximately $16.3 million and $14.6 million, respectively, and pro forma net income of approximately $12.1 million and $12.5 million, respectively. For the definition of Adjusted EBITDA and reconciliations to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Business Strategies

Our principal business objective is to create sustainable, capital-efficient growth in available cash to maximize distributions to our unitholders. We expect to achieve this objective through the following business strategies:

•	Focusing on stable, long-term, take-or-pay contracts with key customers. We seek to secure a high percentage of our cash flows under long-term, fixed price contracts containing take-or-pay provisions with oil and natural gas production and pressure pumping service companies. We believe this contracting strategy significantly mitigates our exposure to the potential price volatility of the spot market for frac sand in the short-term, allows us to take advantage of any increase in frac sand prices as we extend or enter into new contracts over the medium-term and provides us with long-term cash flow stability. Our contracting strategy also helps us pursue our long-term logistics and asset optimization strategy by providing more predictability of volumes and product shipments. As current contracts expire or as we add new processing capacity, we intend to pursue similar long-term contracts with our current customers as well as with other leading oil and natural gas production companies and pressure pumping service providers. We intend to utilize substantially all of our processing capacity to fulfill these contracts. If we have excess production and market conditions are favorable, we may elect to sell frac sand in spot market transactions. As of , 2014, our long-term contracts had a volume-weighted average remaining term of years.

•	Pursuing accretive acquisitions from our sponsor and third parties. We expect to pursue accretive acquisitions of frac sand facilities, transload facilities and other logistics assets from our sponsor and third parties. Pursuant to the terms of the omnibus agreement that we will enter into at the closing of this offering, we will have a right of first offer with respect to our sponsor’s Hixton sand reserves, processing facility and related assets. In addition, our right of first offer will cover any additional land, sand reserves, processing facilities, logistics assets and similar assets that our sponsor develops in the future. As we evaluate acquisition opportunities, we intend to remain focused on operations that complement our reserves of high-quality frac sand and that provide or would accommodate the development and construction of rail or other advantaged logistics capabilities. We believe these factors are critical to our business model and are important characteristics for any potential acquisitions.

•	Expanding our reserve base and processing capacity through organic growth. We seek to identify and evaluate economically attractive expansion and facility enhancement opportunities to increase our reserve base and processing capacity. We expect to pursue add-on acreage acquisitions near our Oakdale facility to expand our reserve base and increase our reserve life. In July 2014, we completed an expansion of our Oakdale facility that increased our annual processing capacity from approximately 1.1 million tons per year to approximately 2.2 million tons per year by adding incremental dry plant capacity and additional sand storage silos. We will continue to analyze and pursue other organic expansion opportunities that will similarly allow us to cost-effectively optimize our existing assets and meet customer demand for our high-quality frac sand.

•

Continuing to make productivity improvements and reducing our cost of production.    Our operations have been strategically designed to provide low per-unit production costs. We will continue to analyze and pursue initiatives that will optimize our existing assets and further lower our total cost of production per ton. For example, we are planning to build a natural gas connection to our Oakdale facility, assessing the use of dredging equipment in our mining operations and evaluating modifications to our infrastructure that would increase our capacity to utilize unit trains (in lieu of manifest train shipments). The natural gas connection (expected to be in service by the end of March 2015) will allow us to use natural gas as a fuel source for our dry plant operations which will lessen our reliance on propane as our primary fuel source for our dry plant operations and should reduce our per-unit production cost. In addition, we seek to maximize our mining yields on an ongoing basis by targeting sales volumes that more closely match our reserve gradation in order to minimize mining and processing of superfluous tonnage.

•	Optimizing our logistics infrastructure and developing additional origination points. We intend to continue optimizing our logistics infrastructure and developing additional origination points in order to monetize our extensive reserves more rapidly and reduce the landed cost of our products at the basin for our customers. We expect to capitalize on our facility’s ability to simultaneously accommodate multiple unit trains to maximize our product shipment rates, increase rail car utilization and lower transportation costs. In addition, we intend to continue evaluating ways to reduce the landed cost of our products at the basin for our customers, such as potentially shipping unprocessed, wet frac sand to dry processing plants that are located in our target shale basins and developed by our sponsor or owned by third parties. We also intend to utilize our expanding fleet of rail cars to increase our customized service offerings and provide our customers with additional delivery and pricing alternatives for our products, including selling product on an “as-delivered” basis at our target shale basins.

•	Capitalizing on compelling industry fundamentals. We intend to continue to position ourselves as a pure play producer of high-quality raw frac sand, as we believe the frac sand market offers attractive long-term growth fundamentals. The growth of horizontal drilling in shale and other unconventional oil and natural gas plays has resulted in greater demand for frac sand for use as a proppant. This demand growth is underpinned by increased horizontal drilling, higher frac sand use per well and cost advantages over resin-coated sand and manufactured ceramics. We believe frac sand supply will continue to be constrained by:

•	the difficulty in finding suitable sand reserves for use as frac sand, which are largely limited to select areas of the United States and which our customers demand meet the technical specifications of the API and ISO,

•	the complexity of obtaining and developing sites with advantaged logistics (such as proximity to a Class I rail line),

•	the challenges associated with locating contiguous reserves of frac sand large enough to justify the capital investment required to develop a mine and processing plant, and

•	the difficulty and long lead times associated with securing necessary local, state and federal permits required for frac sand mining and production operations.

In addition, we believe that our mix of coarse and fine sand positions us to capture opportunities created by recent frac sand usage trends of certain exploration and production companies that have begun utilizing fine mesh sand in their hydraulic fracturing operations. From 2013 to 2018, the demand and price of raw frac sand are expected to grow annually by 9% and 4%, respectively, according to The Freedonia Group.

•	Maintaining financial flexibility and conservative leverage. We plan to pursue a disciplined financial policy and maintain a conservative capital structure. We expect to have no indebtedness at the closing of this offering and $ million of liquidity in the form of cash on hand and undrawn borrowing capacity under our new $ million revolving credit facility. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic expansion and acquisition strategy.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

•	Long-lived, strategically located, high-quality reserve base. Our Oakdale facility contains approximately 217 million tons of proven recoverable reserves and 64 million tons of probable recoverable reserves as of June 30, 2014, based on a reserve report prepared by John T. Boyd. We have an implied reserve life of approximately 128 years based on our current annual processing capacity of 2.2 million tons per year. Independent third-party testing indicates that our frac sand reserves demonstrate characteristics in excess of API and ISO specifications and, as a result, our raw frac sand is particularly well suited for and is experiencing significant demand from customers for use in the hydraulic fracturing of unconventional oil and natural gas wells. We believe our balanced mix of coarse and fine sand reserves, combined with contractual demand for our products across a range of mesh sizes, provides us with higher mining yields and lower processing costs than sand mines with predominately coarse sand reserves. In addition, we have recently observed a trend of increasing demand for fine mesh frac sand products related to continued innovation in hydraulic fracturing activities focused on the recovery of oil and liquids-rich gas as well as dry gas deposits in the United States. In addition, our long reserve life enables us to better serve demand for both coarse and fine frac sand relative to mines with disproportionate amounts of coarse or fine sand reserves and mines with relatively short reserve lives across different types of market environments.

•	Long-term contracted cash flow stability. A minimum of approximately million tons of our annual frac sand production is contracted to oil and natural gas production and pressure pumping service companies under long-term, fixed-price take-or-pay contracts. We believe that the take-or-pay volume and pricing provisions and the long-term nature of our contracts will provide us with a stable base of cash flows and limit the risks associated with price movements in the spot market for frac sand as well as the risks associated with changes in product demand during the contract period. As of , 2014, our fixed-price take-or-pay contracts had a volume-weighted average remaining term of years.

•	Intrinsic logistics advantage. We believe that we are one of the few frac sand producers with a facility custom-designed for the specific purpose of delivering frac sand to all of the major U.S. oil and natural gas producing basins by an on-site rail facility that can simultaneously accommodate multiple unit trains. Our on-site transportation assets include approximately seven miles of rail track in a double-loop configuration that is tied into a rail line owned by Canadian Pacific. Our ability to handle multiple rail car sets allows for the seamless transition of locomotives from empty inbound trains to fully loaded outbound trains at our facility. We believe our customized on-site logistical configuration typically yields lower operating and transportation costs compared to manifest train or single-unit train facilities as a result of our higher rail car utilization, more efficient use of locomotive power and more predictable movement of product between mine and destination. We intend to integrate similar logistics capabilities into other origination and destination facilities that we own in the future.

•	Low-cost operating structure. We believe that our operations are characterized by an overall low cost structure, which permits us to capture attractive margins. Our low cost structure is a result of the following key attributes:

•	our ownership of all of our reserves, resulting in mineral royalty rates that were less than 0.5% of our total revenues for the six months ended June 30, 2014;

•	our balance of coarse and fine mineral reserve deposits and corresponding contractual demand that minimizes yield loss;

•	our wet and dry processing plants are located on the same property as our reserve deposits, which eliminates the need for trucking outside of our property and thereby reduces operating costs;

•	our management’s expertise in designing, building, maintaining and operating advanced frac sand processing, storage and loading facilities;

•	a large proportion of our costs are variable depending on product volumes so that we only incur these costs when we produce finished frac sand;

•	our production facility’s proximity to a Class I rail line and other sand logistics infrastructure, which helps reduce transportation costs, fuel costs and headcount needs; and

•	enclosed dry plant operations that minimize weather-related effects on dry processing during the winter months, which increases dry plant utilization.

•	Significant organic growth potential. We believe that we have a significant pipeline of attractive sales opportunities at our Oakdale facility, which commenced commercial operations in July 2012 and was recently expanded in July 2014. As of , 2014, we have contracted to sell a minimum of approximately million tons of frac sand annually, which accounts for approximately % of our Oakdale facility’s 2.2 million tons per year of nameplate capacity. We are seeking additional long-term contractual commitments from new customers to use our excess capacity. If we generate excess production and market conditions are favorable, we also may elect to sell frac sand in spot market transactions. If we are successful in entering into new contracts or selling into the spot market at favorable prices, we may evaluate the addition of incremental dry and wet processing capacity at our Oakdale facility. In addition, as our sponsor evaluates the development of in-basin dry processing and transload facilities, we may sell unprocessed, wet frac sand at a specified price to our sponsor under the existing sourcing agreement. If actual sales volumes are higher than expected, our profitability and cash flows will be positively impacted.

•	Strong reputation with our customers. Our management and operating teams have developed longstanding relationships with our customers. Several leading oil and natural gas production companies and hydraulic fracturing service providers purchase frac sand from us, including Archer Pressure Pumping, EOG Resources, Nabors Completion & Production Services, US Well Services and Weatherford. Based on our track record of dependability, timely delivery and high-quality products that consistently meet customer specifications, we believe that we are well positioned to secure similar arrangements in the future, particularly focused on our producer customers. We believe that we are one of the few major frac sand providers positioned to sell our product directly to oil and natural gas production companies.

•	Focus on safety and environmental stewardship. We are committed to maintaining a culture that prioritizes safety, the environment and our relationship with the communities in which we operate. In August 2014, we were accepted as a “Tier 1” participant in Wisconsin’s voluntary “Green Tier” program, which encourages, recognizes and rewards companies for voluntarily exceeding environmental, health and safety legal requirements. We have similarly received recognition for our safety program, which is thoroughly documented from plant design through safety training sessions. We believe that our commitment to safety, the environment and the communities in which we operate is critical to the success of our business.

•

Experienced management team.    The members of our senior management team bring significant experience to the market environment in which we operate. Their expertise covers a range of disciplines, including industry-specific operating and technical knowledge as well as experience managing high-growth businesses. Our management team identified our existing Oakdale facility (as well other facilities owned by our sponsor) and designed, permitted, commenced and recently expanded our Oakdale facility’s operations. We believe that we have assembled a flexible, creative and responsive team with a mentality that is particularly well suited to the rapidly evolving unconventional oil and natural gas drilling landscape, which is the principal driver of our growth.

Our Assets and Operations

Overview

The following table provides key characteristics of our Oakdale sand reserves and frac sand production facility (as of June 30, 2014, unless otherwise stated):

Facility Characteristic	Description
Site geography	Situated on 1,168 contiguous acres, with on-site processing and rail loading facilities

Proven recoverable reserves	217 million tons

Probable recoverable reserves	64 million tons

Deposits	Sand reserves of up to 140 feet; coarse grade mesh sizes (20/40, 30/50 and 40/70 mesh) and fine mesh (100 mesh)

Reserve mix	Approximately 60% of 70 mesh and coarser substrate and approximately 40% of 100 mesh substrate

Excavation technique	Shallow overburden allowing for surface excavation

Annual processing capacity	2.2 million tons per year (as of August 15, 2014)

Logistics capabilities	On-site transportation infrastructure capable of simultaneously accommodating multiple unit trains and connected to the Canadian Pacific rail network

Royalties	$0.50 per ton of 20/70 frac sand sold; no royalties on 100 mesh frac sand sold

Our Reserves

We believe that our strategically located Oakdale site provides us with a large and high-quality mineral reserves base. “Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves” which are defined as follows:

•	Proven (measured) reserves. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	Probable (indicated) reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

We categorize our reserves as proven recoverable or probable recoverable in accordance with these SEC definitions. According to such definitions, John T. Boyd estimates that we had a total of approximately 217 million tons of proven recoverable sand reserves and approximately 64 million tons of probable recoverable sand reserves as of June 30, 2014. The quantity and nature of the sand reserves at our Oakdale site are estimated by third-party geologists and mining engineers, and we internally track the depletion rate on an interim basis. In addition, John T. Boyd has prepared estimates of our reserves at our Oakdale facility as of June 30, 2014. Before acquiring new reserves, we perform surveying, drill core analysis and other tests to confirm the quantity and quality of the acquired reserves.

Our sand reserves are located on 1,168 contiguous acres in Monroe County, Wisconsin. We own our Monroe County acreage in fee and acquired surface and mineral rights on all of such acreage from multiple landowners in separate transactions. Our mineral rights are subject to an aggregate non-participating royalty interest of $0.50 per ton sold of coarser than 70 mesh, which is significantly lower than many of our competitors.

To opine as to the economic viability of our reserves, John T. Boyd reviewed our financial cost and revenue per ton data at the time of the reserve determination. Based on their review of our cost structure and their extensive experience with similar operations, John T. Boyd concluded that it is reasonable to assume that we will operate under a similar cost structure over the remaining life of our reserves. John T. Boyd further assumed that if our revenue per ton, which was approximately $52.00 on a weighted average basis at the time of the reserve determination, remained relatively constant over the life of the reserves, our current operating margins are sufficient to expect continued profitability throughout the life of our reserves.

The cutoff grade used by John T. Boyd in estimating our reserves considers sand that falls between 20 and 140 mesh sizes as proven recoverable or probable recoverable reserves, meaning that sands within this range are included in John T. Boyd’s estimate of our proven recoverable and probable recoverable reserves. In addition, John T. Boyd’s estimate of our reserves adjusts for mining losses of 10% and processing losses through the wet plant and dry plant of 8%, for a total yield of 83% of the in-place sand resource. Our processing losses are primarily due to the plus 20 mesh and minus 140 mesh sand being removed at the wet processing plant and also includes losses in the wet processing plant through normal attrition, losses in the dry plant (including moisture) through normal attrition and all other material discarded as waste (including clay and other contaminants).

Our Oakdale reserves are a mineral resource deposited over millions of years. Approximately 500 million years ago, quartz rich Cambrian sands were deposited in the upper Midwest region of the United States. During the Quaternary era, glaciation and erosion caused by the melting of glaciers removed millions of years of bedrock, to expose the Cambrian sandstone deposit, near the surface. Our Oakdale deposit is located in an ancient marine setting, which is the reason our deposit is well sorted and rounded. The high quartz content of the Cambrian sands and the monocrystalline structure of our Oakdale deposit is responsible for the extremely high crush strength relative to other types of sand. The deposit found in our open-pit Oakdale mine is a Cambrian quartz sandstone deposit that produces high-quality Northern White frac sand with a silica (SiO2) content of 99%.

Although crush strength is one of a number of characteristics that define the quality of raw frac sand, it is a key characteristic for our customers and other purchasers of frac sand in determining whether the product will be suitable for its desired application. For example, raw frac sand with exceptionally high crush strength is suitable for use in high pressure downhole conditions that would otherwise require the use of more expensive resin-coated or ceramic proppants.

The sand deposit at our formation does not require crushing or extensive processing to eliminate clays or other contaminants, enabling us to cost-effectively produce high-quality frac sand meeting API specifications. In addition, the sand deposit is present to a depth of approximately 140 feet, with a shallow overburden of less than 10 feet, on average, over the entire property. The shallow depth of the sand deposits allows us to conduct surface mining rather than underground mining, which lowers our production costs and decreases safety risks as compared to underground mining.

Our Oakdale Production Facility

We began construction of our Oakdale production facility in November 2011 and commenced operations in July 2012. Prior to our commencement of operations, we performed surveying, drill core analysis and other tests to confirm the quantity and quality of the reeves. The process was performed with the assistance of John T. Boyd. We do not anticipate performing any future exploration work on our current Oakdale acreage. Before acquiring new acreage in the future, including material additional acreage adjacent to our Oakdale site, we will perform similar procedures.

Our Oakdale wet plant facility is comprised of a steel structure and relies primarily on industrial grade aggregate processing equipment to process up to 3.2 million tons per year of wet sand. Our Oakdale dry plant sits inside two insulated metal buildings designed to minimize weather-related effects during winter months. Each building contains one 200 ton per hour propane-or natural gas-fired fluid bed dryer as well as four to six high-capacity mineral separators. Each dryer is capable of producing over 1.1 million tons per year of dry Northern White frac sand in varying gradations, including 20/40, 30/50, 40/70 and 100 mesh. For the year ended December 31, 2013, we sold approximately 501,000 tons of frac sand at an average price of $53.26 per ton and produced approximately 499,000 tons of frac sand. All of our sales volumes have historically, and are currently, sold FOB our Oakdale facility. Generally, logistics costs can comprise 70-80% of the delivered cost of Northern White frac sand, depending on the basin into which the product is delivered. Some of our competitors’ sales volumes are sold FOB basin. As a result, average selling prices of frac sand may not be comparable between us and our competitors.

The surface excavation operations at our Oakdale site are conducted by an independent third-party excavation contractor, Earth, Inc. The mining technique at our Oakdale site is open-pit excavation of our silica deposits. The excavation process involves clearing and grubbing vegetation and trees overlying the proposed mining area. The initial shallow overburden is removed and utilized to construct perimeter berms around the pit and property boundary. No underground mines are operated at our Oakdale site. In situations where the sand-bearing geological formation is tightly cemented, it may be necessary to utilize blasting to make the sand easier to excavate.

A track excavator and articulated trucks are utilized for excavating the sand at several different elevation levels of the active pit. The pit is dry mined, and the water elevation is maintained below working level through a dewatering and pumping process. The mined material is loaded and hauled from different areas of the pit and different elevations within the pit to the primary loading facility at our mine’s on-site wet processing facility. We pay our independent third-party excavation contractor, Earth, Inc., a fixed fee of $2.01 per ton of sand excavated.

Once processed and dried, sand from our Oakdale facility is stored in one of six on-site silos with a combined storage capacity of 15,000 tons. In addition to the 15,000 tons of silo capacity, we own approximately seven miles of on-site rail track (in a double-loop configuration) that is tied into the Canadian Pacific rail network and that is used to stage and store empty or recently loaded customer rail cars. Our strategic location adjacent to a Canadian Pacific mainline provides our customers with the ability to transport Northern White frac sand from our Oakdale facility to all major unconventional oil and natural gas basins currently producing in the United States. For additional information regarding our transportation logistics and infrastructure, please read “—Transportation Logistics and Infrastructure.”

Our Oakdale facility undergoes regular maintenance to minimize unscheduled downtime and to ensure that the quality of our frac sand meets applicable API and ISO standards and our customers’ specifications. In addition, we make capital investments in our facility as required to support customer demand and our internal performance goals. Because raw sand cannot be wet-processed during extremely cold temperatures, our wet plant typically operates only seven to eight months out of the year. Except for planned and unplanned downtime, our dry plant operates year-round.

The following pictures indicate the location, access and layout of the currently developed portion our Oakdale facility.

As of December 31, 2013, excavating activities, consisting of mining and overburden removal, had taken place on approximately 90 acres of the 1,168 acres of our Oakdale site.

Transportation Logistics and Infrastructure

All of our product is shipped by rail from our approximate seven-mile on-site rail spur, in a double-loop configuration, that connects our Oakdale facility to a Canadian Pacific mainline. The length of this rail spur and the capacity of the associated product storage silos allow us to accommodate a large number of rail cars. This configuration also enables us to accommodate multiple unit trains simultaneously, which significantly increase our efficiency in meeting our customers’ frac sand transportation needs. Unit trains, typically 80 rail cars in length or longer, are dedicated trains chartered for a single delivery destination. Generally, unit trains receive priority scheduling and do not switch cars at various intermediate junctions, which results in a more cost-effective and efficient method of shipping than the standard method of rail shipment. While many of our competitors may be able to handle a single unit train, we believe that our Oakdale facility is one of the few frac sand facilities in the industry that is able to simultaneously accommodate multiple unit trains in its rail yard. The ability to handle multiple rail car sets is particularly important in order to allow for the seamless transition of the locomotive from empty inbound trains to fully loaded outbound trains at the originating mine. For example, in a “hook-and-haul” operation, inbound locomotive power arriving at the mine unhooks from an empty train and hooks up to a fully loaded unit car train waiting at the rail yard with a turnaround time of as little as two hours. We believe that this type of operation typically yields lower operating and transportation costs compared to manifest train traffic movements as a result of higher rail car utilization, more efficient use of locomotive power and more predictable movement of product between mine and destination. We believe that this is a key differentiator as currently rail cars are in high demand in the industry and hook-and-haul operations can increase the average number of turns per year of a rail car from seven to nine turns per year for manifest train shipments to over 20 turns per year while reducing demand variability for locomotive services. We believe that we are one of the few frac sand producers with a facility custom-designed for the specific purpose of delivering frac sand to all of the major U.S. oil and natural gas producing basins by an on-site rail facility that can simultaneously accommodate multiple unit trains, a capability that requires sufficient acreage, loading facilities and rail spurs.

The logistics capabilities of frac sand producers are important to customers, who focus on both the reliability and flexibility of product delivery. Because our customers generally find it impractical to store frac sand in large quantities near their job sites, they seek to arrange for product to be delivered where and as needed, which requires predictable and efficient loading and shipping of product. The integrated nature of our logistics operations and our approximate seven-mile on-site rail spur enable us to handle rail cars for multiple customers simultaneously, which minimizes the time required to successfully load shipments, even at times of peak activity, eliminates the need to truck sand on public roads between the mine and the production facility or between wet and dry processing facilities, minimizes transloading at our Oakdale site, lowers product movement costs and minimizes the reduction in sand quality due to handling. At the same time, we believe our ability to ship using unit trains differentiates us from most other frac sand producers that ship using manifest, or mixed freight, trains, which may make multiple stops to switch cars before delivering cargoes, or transport their products by truck or barge. Together, these advantages provide our customers with a reliable and efficient delivery method from our facility to each of the major U.S. oil and natural gas producing basins, and allow us to take advantage of the increasing demand for such a delivery method.

Permits

We operate in a highly regulated environment overseen by many government regulatory and enforcement bodies. To conduct our mining operations, we are required to obtain permits and approvals from local, state and federal governmental agencies. These governmental authorizations address environmental, land use and safety issues. We have obtained the more than 30 federal, state and local permits required for operations at the Oakdale facility. While resources invested in securing permits are considerable, this cost has not had a material adverse effect on our results of operations or financial condition. We cannot assure that existing environmental laws and regulations will not be reinterpreted or revised or that new environmental laws and regulations will not be adopted or become applicable to us. Revised or additional environmental requirements that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business.

Our Customers and Contracts

As of                     , 2014, a minimum of approximately              million tons of our frac sand production is contracted to oil and natural gas production and pressure pumping service companies under long-term, fixed-price take-or-pay contracts that are intended to mitigate our exposure to the potential price volatility of the spot market for frac sand and enhance the stability of our cash flows. For the year ended December 31, 2013 and the six months ended June 30, 2014, we generated approximately 58.7% and 81.1%, respectively, of our revenues from frac sand delivered under long-term sales contracts, and we expect to continue selling a significant majority of our frac sand under long-term contracts. Occasionally, if we have excess production and market conditions are favorable, we may elect to sell frac sand in spot market transactions.

Our core customers are major oil and natural gas production and pressure pumping service companies. These customers have signed multi-year, fixed-price take-or-pay contracts, which mitigate our risk of their non-performance. As of                     , 2014, the product mix-weighted average price of sand sold from our Oakdale facility pursuant to these take-or-pay contracts was $             per ton and the volume-weighted average remaining term was             years. These contracts include provisions that require the customer to pay us an amount designed to compensate us, at least in part, for our lost margins for the applicable contract year in the event the customer does not take delivery of the minimum annual volume of frac sand specified in the contract. Our contracts provide for a true-up payment in the event the customer does not take delivery of the minimum annual volume of frac sand specified in the contract and has not purchased in the previous year an amount exceeding the minimum volume, resulting in a shortfall. The true-up payment is designed to compensate us, at least in part, for our margins for the applicable contract year and is calculated by multiplying the contract price (or, in some cases, a discounted contract price ) by the shortfall. Any sales of the shortfall volumes to other customers on the spot market would provide us with additional margin on these volumes. For the year ended December 31, 2013, Weatherford and EOG Resources accounted for 75% and 20%, respectively, of our total revenues. For the six months ended June 30, 2014, Weatherford and EOG Resources accounted for 39% and 36%, respectively, of our total revenues, and the remainder of our revenues represented sales to nine customers.

Our contracts generally provide that, if we are unable to deliver the contracted minimum volume of frac sand, the customer has the right to purchase replacement frac sand from alternative sources, provided that our inability to supply is not the result of an excusable delay. In the event that the price of replacement frac sand exceeds the contract price and our inability to supply the contracted minimum volume is not the result of an excusable delay, we are responsible for the difference. At June 30, 2014 and December 31, 2013, we had significant levels of frac sand inventory on hand; therefore, the likelihood of any such penalties was considered remote.

Certain of our long-term, fixed-price take-or-pay contracts contain provisions that allow our customers to extend the term of the contracts. Each of our contracts contains a minimum volume purchase requirement, is subject to certain price escalators and provides for delivery of frac sand freight on board at our Oakdale facility. The mesh size specifications in these contracts vary and include a mix of 20/40, 30/50, 40/70 and 100 mesh frac sand. Should market trends continue to develop as we expect, in the event that one or more of our current contract customers decides not to continue purchasing our frac sand following the expiration of its contract with us, we believe that we will be able to sell the volume of sand that they previously purchased to other customers through long-term contracts or sales on the spot market. We expect to deliver all of our contracted and spot-sale volumes from our reserves and do not anticipate purchasing frac sand from third parties to fulfill sales volumes.

Our Relationship with Our Sponsor

Overview

Smart Sand, Inc., our sponsor, is owned by members of our management team and a fund managed by Clearlake Capital Group, L.P., which, together with its affiliates and related persons, we refer to as Clearlake. The members of our senior management team bring significant experience to the market environment in which we operate. Their expertise covers a range of disciplines, including industry-specific operating and technical knowledge as well as experience managing high-growth businesses. Recognizing the increasing demand for proppants as a result of rapidly evolving hydraulic fracturing techniques, members of our management team chose to leverage their expertise and relationships to capitalize on this increasing demand by developing raw frac sand reserves and facilities. Our sponsor’s management team identified our existing Oakdale facility (as well as other facilities owned by the sponsor) and designed, permitted, commenced and recently expanded our Oakdale facility’s operations.

Clearlake is a leading private equity firm with significant investing expertise in energy and other related industries. Founded in 2006, Clearlake is focused on complex private equity and special situation transactions. With over $1.4 billion of regulatory assets under management, Clearlake (and its professionals) have a history of partnering with portfolio company management teams to transform and grow companies.

Our Sponsor’s Assets and Our Right of First Offer

In connection with this offering, our sponsor is contributing to us its sand reserves and related processing facility located in Oakdale, Wisconsin. In addition to the Oakdale facility, our sponsor owns approximately 816 acres in Jackson County, Wisconsin, located near the Village of Hixton, which our sponsor will retain after the closing of this offering. Our sponsor expects to construct a 2.2 million ton per year processing facility and storage silos at the Hixton site and expects the Hixton facility to be fully operational during the second half of 2015. As of June 20, 2014, John T. Boyd estimated that the Hixton site had approximately 100 million tons of proven recoverable sand reserves. Pursuant to the terms of the omnibus agreement that we will enter into at the closing of this offering, we will have a right of first offer with respect to our sponsor’s Hixton sand reserves, processing facility and related assets.

Our sponsor acquired the initial properties and ran a drilling program at the Hixton site during November 2011 through February 2012. The Hixton site is located approximately 45 miles northwest of our Oakdale site and offers direct rail access to Canadian National’s rail network, which will provide the Hixton facility with the ability to ship sand to all major shale plays throughout the United States and Canada. Our sponsor expects to construct an on-site rail facility at the Hixton site, including approximately nine miles of rail track, that will be able to simultaneously accommodate multiple unit trains.

In addition, our right of first offer will cover any additional land, sand reserves, processing facilities, logistics assets and similar assets that our sponsor develops over a period of              years from the date of the closing of this offering. Our sponsor will also have the right, but not the obligation, to purchase up to              million tons of unprocessed, wet frac sand from us per year, to the extent such sand is not contracted for sale to third parties. Our sponsor is evaluating a number of additional development locations and regularly adds potential projects to its development backlog.

Our sponsor’s retained Hixton site represents a significant potential growth opportunity for us. Our sponsor continually evaluates acquisitions and may elect to acquire, construct or dispose of assets in the future, including in sales of assets to us. As the owner of our general partner,              of our common units, all              of our subordinated units and the indirect owner of all of our incentive distribution rights following the completion of this offering, our sponsor is well aligned and highly motivated to promote and support the successful execution of our business strategies, including utilizing our partnership as a growth vehicle for its sand mining operations. Although we expect to have the opportunity to make additional acquisitions directly from our sponsor in the future, including the Hixton site and processing facility described above that are subject to our right of first offer, our sponsor is under no obligation to accept any offer we make, and may, following good faith negotiations with us, sell the assets subject to our right of first offer to third parties that may compete with us. Our sponsor may also elect to develop, retain and operate properties in competition with us or develop new assets that are not subject to our right of first offer.

While we believe our relationship with our sponsor is a significant positive attribute, it may also be a source of conflicts of interest. For example, our sponsor is not restricted in its ability to compete with us. We expect that our sponsor will develop additional frac sand sites, processing facilities, logistics assets and related assets in the future, which may compete with us. In addition, our sponsor may purchase unprocessed wet sand directly from us, which would reduce the amount of product we are able to sell to current and potential third-party customers. While we expect that our management team, which also manages our sponsor’s retained assets, and our sponsor will allocate new and replacement customer contracts between us and our sponsor in a manner that balances the interests of both parties, they are under no obligation to do so. Please read “Conflicts of Interest and Duties.”

Competition

The frac sand industry is highly competitive. Please read “Risk Factors—Risks Inherent in Our Business—We face significant competition that may cause us to lose market share and reduce our ability to make distributions to our unitholders.” There are numerous large and small producers in all sand producing regions of the United States with whom we compete. Our main competitors include Badger Mining Corporation, Emerge Energy Services LP, Fairmount Santrol, Hi-Crush Partners LP, Preferred Proppants LLC, Unimin Corporation and U.S. Silica Holdings, Inc. According to The Freedonia Group, the top six suppliers of raw frac sand (Unimin Corporation, Preferred Sands LLC, U.S. Silica Holdings, Inc., Emerge Energy Serves LP, Fairmount Santrol and FTS International, Inc.) accounted for 72.2% of the North American raw frac sand market share in 2012. Although some of our competitors have greater financial and other resources than we do, we believe that we are competitively well positioned due to our transportation infrastructure and high-quality, balanced reserve profile. The most important factors on which we compete are product quality, performance, sand characteristics, transportation capabilities, reliability of supply and price. Demand for frac sand and the prices that we will be able to obtain for our products, to the extent not subject to a fixed price contract, are closely linked to proppant consumption patterns for the completion of oil and natural gas wells in North America. These consumption patterns are influenced by numerous factors, including the price for hydrocarbons, the drilling rig count and hydraulic fracturing activity, including the number of stages completed and the amount of proppant used per stage. Further, these consumption patterns are also influenced by the location, quality, price and availability of raw frac sand and other types of proppants such as resin-coated sand and ceramic proppant.

Seasonality

Our business is affected to some extent by seasonal fluctuations in weather that impact the production levels at our wet processing plant. While our dry plant is able to process finished product volumes evenly throughout the year, our third-party excavation and our wet sand processing activities are limited to non-winter months. As a consequence, we experience lower cash operating costs in the first and fourth quarter of each calendar year. We may also sell frac sand for use in oil and gas producing basins where severe weather conditions may curtail drilling activities and, as a result, our sales volumes to those areas may be reduced during such severe weather periods. For a discussion of the impact of weather on our operations, please read “Risk Factors—Seasonal and severe weather conditions could have a material adverse impact on our business, results of operations, financial condition and ability to make cash distributions” and Risk Factors—Our cash flow fluctuates on a seasonal basis.”

Insurance

We believe that our insurance coverage is customary for the industry in which we operate and adequate for our business. As is customary in the frac sand industry, we review our safety equipment and procedures and carry insurance against most, but not all, risks of our business. Losses and liabilities not covered by insurance would increase our costs. To address the hazards inherent in our business, we maintain insurance coverage that includes physical damage coverage, third-party general liability insurance, employer’s liability, business interruption, environmental and pollution and other coverage, although coverage for environmental and pollution-related losses is subject to significant limitations.

Environmental and Occupational Health and Safety Regulations

We are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of worker health, safety and the environment. Compliance with these laws and regulations may expose us to significant costs and liabilities and cause us to incur significant capital expenditures in our operations. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of remedial obligations, and the issuance of injunctions delaying or prohibiting operations. Private parties may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, the clear trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in, or more stringent enforcement of, these laws and regulations that result in more stringent and costly pollution control equipment, waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial position.

We do not believe that compliance by us and our customers with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations or cash flows. We cannot assure you, however, that future events, such as changes in existing laws or enforcement policies, the promulgation of new laws or regulations or the development or discovery of new facts or conditions adverse to our operations will not cause us to incur significant costs. The following is a discussion of material environmental and worker health and safety laws that relate to our operations or those of our customers that could have a material adverse effect on our business.

Air Emissions

Our operations are subject to the CAA and related state and local laws, which restrict the emission of air pollutants and impose permitting, monitoring and reporting requirements on various sources. These regulatory programs may require us to install emissions abatement equipment, modify operational practices, and obtain permits for existing or new operations. Obtaining air emissions permits has the potential to delay the development or continued performance of our operations. Over the next several years, we may be required to incur certain capital expenditures for air pollution control equipment or to address other air emissions-related issues such as, by way of example, the capture of increased amounts of fine sands matter emitted from produced sands in specific workplace settings. Changing and increasingly stricter requirements, future non-compliance, or failure to maintain necessary permits or other authorizations could require us to incur substantial costs or suspend or terminate our operations.

Climate change

In recent years, the U.S. Congress has considered legislation to reduce emissions of GHGs. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other regulatory initiatives are expected to be proposed that may be relevant to GHG emissions issues. In addition, a number of states have begun to address GHG emissions, primarily through the development of emission inventories or regional GHG cap and trade programs. Depending on the particular program, we could be required to control GHG emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. Independent of Congress, the EPA is beginning to adopt regulations controlling GHG emissions under its existing authority under the CAA. For example, in December 2009, the EPA published findings that emissions of GHGs present an endangerment to human health and the environment because such emissions contributed to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources that are already potential major sources for conventional pollutants. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified production, processing, transmission and storage facilities in the United States on an annual basis. Although it is not currently possible to predict how any such proposed or future GHG legislation or regulation by Congress, the states or multi-state regions will impact our business, any legislation or regulation of GHG emissions that may be imposed in areas in which we conduct business could result in increased compliance costs or additional operating restrictions to us or our exploration and production customers, and could reduce demand for our frac sand, which could have a significant adverse effect on our operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. If any such effects were to occur in areas where we operate, they could have in adverse effect on our assets and operations.

Water Discharges

The Clean Water Act (“CWA”), and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into state waters or waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention control and countermeasure requirements require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture or leak, and the development and maintenance of Spill Prevention Control and Countermeasure, or SPCC, plans at our facilities. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by the Army Corps of Engineers pursuant to an appropriately issued permit. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Hydraulic Fracturing

We supply frac sand to hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing is an important and increasingly common practice that is used to stimulate production of natural gas and/or oil from low permeability hydrocarbon bearing subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants, and chemicals under pressure into the formation to fracture the surrounding rock, increase permeability and stimulate production. Although we do not directly engage in hydraulic fracturing activities, our customers purchase our frac sand for use in their hydraulic fracturing activities. Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies. Some states have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations. In addition, federal agencies have started to assert regulatory authority over the process and various studies have been conducted or are currently underway by the EPA, and other federal agencies concerning the potential environmental impacts of hydraulic fracturing activities. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation.

The adoption of new laws or regulations at the federal, state, local, or foreign levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete natural gas wells, increase our customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our frac sand. In addition, heightened political, regulatory, and public scrutiny of hydraulic fracturing practices could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly, or result in substantial legal liability or significant reputational harm. We could be directly affected by adverse litigation involving us, or indirectly affected if the cost of compliance limits the ability of our customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for our frac sand, have a material adverse effect on our business, financial condition and results of operations.

Non-Hazardous and Hazardous Wastes

The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws control the management and disposal of hazardous and non-hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes that we generate. In the course of our operations, we generate waste that are regulated as non-hazardous wastes and hazardous wastes, obligating us to comply with applicable standards relating to the management and disposal of such wastes.

Site Remediation

The CERCLA and comparable state laws impose strict, joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a disposal site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances released at the site. Under CERCLA, such persons may be liable for the costs of remediating the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. In addition, where contamination may be present, it is not uncommon for the neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. We have not received notification that we may be potentially responsible for cleanup costs under CERCLA at any site.

Endangered Species

The Endangered Species Act (“ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. As a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to consider listing numerous species as endangered or threatened under the Endangered Species Act before the completion of the agency’s 2017 fiscal year. Current ESA listings and the designation of previously unprotected species as threatened or endangered in areas where we or our customers operate could cause us or our customers to incur increased costs arising from species protection measures and could result in delays or limitations in our or our customers’ performance of operations, which could adversely affect or reduce demand for our frac sand.

Mining and Workplace Safety

Our sand mining operations are subject to mining safety regulation. MSHA is the primary regulatory organization governing frac sand mining and processing. Accordingly, MSHA regulates quarries, surface mines, underground mines and the industrial mineral processing facilities associated with and located at quarries and mines. The mission of MSHA is to administer the provisions of the Federal Mine Safety and Health Act of 1977 and to enforce compliance with mandatory miner safety and health standards. As part of MSHA’s oversight, representatives perform at least two unannounced inspections annually for each above-ground facility. To date, these inspections have not resulted in any citations for material violations of MSHA standards.

We also are subject to the requirements of the United States Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA Hazard Communication Standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. OSHA regulates the customers and users of frac sand and provides detailed regulations requiring employers to protect employees from overexposure to silica through the enforcement of permissible exposure limits and the OSHA Hazard Communication Standard.

State and Local Regulation

We are also subject to a variety of state and local environmental review and permitting requirements. Some states, including Wisconsin where our current projects are located, have state laws similar to NEPA; thus our development of a new site or the expansion of an existing site may be subject to comprehensive state environmental reviews even if it is not subject to NEPA. In some cases, the state environmental review may be more stringent than the federal review. Our operations may require state-law based permits in addition to federal permits, requiring state agencies to consider a range of issues, many the same as federal agencies, including, among other things, a project’s impact on wildlife and their habitats, historic and archaeological sites, aesthetics, agricultural operations, and scenic areas. Wisconsin has specific permitting and review processes for commercial silica mining operations, and state agencies may impose different or additional monitoring or mitigation requirements than federal agencies. The development of new sites and our existing operations also are subject to a variety of local environmental and regulatory requirements, including land use, zoning, building, and transportation requirements.

As demand for frac sand in the oil and natural gas industry has driven a significant increase in current and expected future production of frac sand, some local communities have expressed concern regarding silica sand mining operations. These concerns have generally included exposure to ambient silica sand dust, truck traffic, water usage and blasting. In response, certain state and local communities have developed or are in the process of developing regulations or zoning restrictions intended to minimize dust from becoming airborne, control the flow of truck traffic, significantly curtail the amount of practicable area for mining activities, provide compensation to local residents for potential impacts of mining activities and, in some cases, ban issuance of new permits for mining activities. To date, we have not experienced any material impact to our existing mining operations or planned capacity expansions as a result of these types of concerns.

In August 2014, we were accepted as a “Tier 1” participant in Wisconsin’s voluntary “Green Tier” program, which encourages, recognizes and rewards companies for voluntarily exceeding environmental, health and safety legal requirements. Successful Tier 1 participants are required to demonstrate a strong record of environmental compliance, develop and implement an environmental management system meeting certain criteria, conduct and submit annual performance reviews to the Wisconsin Department of Natural Resources, promptly correct any findings of non-compliance discovered during these annual performance reviews, and make certain commitments regarding future environmental program improvements.

Employees

We will be managed and operated by the officers and directors of Smart Sand GP LLC, our general partner. Immediately following the closing of this offering, we expect to employ approximately 107 people through our general partner. None of our employees are subject to collective bargaining agreements. We consider our employee relations to be good.

Legal Proceedings

From time to time we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings that we believe would have a material adverse effect on our financial position, results of operations or cash flows and are not aware of any material legal proceedings contemplated by governmental authorities.

MANAGEMENT

Management of Smart Sand Partners LP

We are managed by the directors and executive officers of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Our sponsor owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

At the completion of this offering, we expect that our general partner will have seven directors, including two director nominees who will become members of our board of directors prior to or in connection with the listing of our common units on the NYSE. In accordance with the NYSE’s phase-in rules, we will have at least three independent directors within one year following the effective date of the registration statement of which this prospectus forms a part. We expect that our board will determine that each of              and             , our director nominees who will become members of our board of directors prior to or in connection with the listing of our common units on the NYSE, is independent under the independence standards of the NYSE.

In evaluating director candidates, our sponsor will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the ability of our board of directors to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board of directors of our general partner to fulfill their duties.

Neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are employed by our general partner or its affiliates, but we sometimes refer to these individuals in this prospectus as our employees. All of the executive officers and many of the directors of our general partner also currently serve as executive officers and/or directors of our sponsor. We expect that the executive officers of our general partner will devote approximately 70% of their time to our operations.

Director Independence

Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. In accordance with the NYSE’s corporate governance standards, we must have at least one independent member on our audit committee who satisfies the independence and experience requirements by the date our common units are listed on the NYSE, at least a majority of independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part and a fully independent audit committee within one year of such effective date.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee, and may have such other committees (including a conflicts committee) as the board of directors shall determine from time to time.

Audit Committee

Our general partner will have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee. We expect that             and             will serve as the initial members of the audit committee. We expect that each of             and             will satisfy the definition of audit committee financial expert for purposes of the SEC’s rules. Our sponsor will appoint a third member to the audit committee within one year following the effective date of the registration statement of which this prospectus forms a part.

Conflicts Committee

The board of directors of our general partner has the ability to establish a conflicts committee under our partnership agreement. If established, at least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates (including our sponsor), and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our long-term incentive plan. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Directors and Executive Officers of Smart Sand GP LLC

Directors are elected by our sponsor and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors, director nominees and executive officers of our general partner.

Name	Age	Position with Smart Sand GP LLC
Charles E. Young	46	Chief Executive Officer and Director
Lee E. Beckelman	49	Chief Financial Officer
John Robert Behling	43	Executive Vice President—Legal and Regulatory
Robert Kiszka	47	Executive Vice President of Operations
William John Young	40	Vice President of Sales and Logistics
Susan Neumann	35	Controller and Secretary
José E. Feliciano	41	Co-Chairman of the Board
Colin Leonard	32	Director
Timothy Pawlenty	53	Director
Andrew Speaker	51	Co-Chairman of the Board
		Director Nominee

Charles E. Young

Charles E. Young was named Chief Executive Officer of our general partner and appointed to the board of directors of our general partner in August 2014. Mr. Young has also served as a director of Smart Sand, Inc. since September, 2011. Mr. Young founded Smart Sand, LLC and served as its President from November 2009 to August 2011. Mr. Young was named President and Secretary of Smart Sand, Inc. and held that position from September 2011 to July 2014. Mr. Young was named Chief Executive Officer of Smart Sand, Inc. in July 2014. Mr. Young has over 20 years of executive and entrepreneurial experience in the high-technology, telecommunications and renewable energy industries. He previously served as the President and Founder of Premier Building Systems, a construction, solar, geothermal and energy audit company in Pennsylvania and New Jersey from 2006 to 2011. Mr. Young received a B.A. in Political Science from Miami University. Mr. Young is the brother of William John Young. We believe that Mr. Young’s industry experience and deep knowledge of our business makes him well-suited to serve as Chief Executive Officer and Director.

Lee E. Beckelman

Lee E. Beckelman was named Chief Financial Officer of our general partner in August 2014. Mr. Beckelman previously served from December 2009 to February 2014 as Executive Vice President and Chief Financial Officer of Hilcorp Energy Company, an exploration and production company. From February 2008 to October 2009, he served as the Executive Vice President and Chief Financial Officer of Price Gregory Services, Incorporated, a crude oil and natural gas pipeline construction firm until its sale to Quanta Services. Prior thereto, Mr. Beckelman served in various roles from 2002 to 2007 at Hanover Compressor Company, an international oil field service company, until its merger with Universal Compression to form Exterran Holdings. Mr. Beckelman received his BBA in Finance with High Honors from the University of Texas at Austin.

John Robert Behling

John Robert Behling was named Executive Vice President—Legal and Regulatory of our general partner in August 2014. He has also served as Executive Vice President of Regulatory Affairs and General Counsel of Smart Sand, Inc. since August 2014. From 2000 to August 2014, Mr. Behling was a partner at Weld, Riley, Prenn & Ricci, S.C. (“Weld Riley”) and served as counsel to Smart Sand Inc., with regard to permitting and regulatory matters for the Oakdale and Hixton facilities. At Weld Riley,

Mr. Behling served as the firm’s Vice-President and was a member of the Management Committee. During his time at Weld Riley, Mr. Behling represented multiple oil and gas companies and mining and industrial companies and was recognized four consecutive years by Law and Politics as a rising star in administrative law. Mr. Behling also serves on the University of Wisconsin Board of Regents. Mr. Behling received a B.S. in Political Science and Economics from the University of Wisconsin. He also attended Georgetown University of Economics and received his law degree from the University of Wisconsin Law School.

Robert Kiszka

Robert Kiszka was named Executive Vice President of Operations of our general partner in August 2014. Mr. Kiszka has served as the Vice President of Operations of Smart Sand, Inc. since September 2011. Mr. Kiszka has over 20 years of construction, real estate, renewable energy and mining experience. Prior to joining Smart Sand, Mr. Kiszka was President of A-1 Bracket Group Inc. from 2005 to 2011 and a member of Premier Building Systems LLC from 2010 to 2011. Mr. Kiszka attended Pedagogical University in Krakow, Poland and Rutgers University.

William John Young

William John Young was named Vice President of Sales and Logistics of our general partner in August 2014. Mr. Young has also served as Vice President of Sales for Smart Sand, Inc. since May 2014 and was Director of Sales for Smart Sand, Inc. from November 2011 to April 2014. Prior to joining Smart Sand, Inc., Mr. Young was Director of Sales for Comcast Corporation from 2002 to 2011. Mr. Young brings over 20 years of experience in the mining, commercial telecommunications, and broadband industries. Mr. Young received a BSc in Biology from Dalhousie University. Mr. Young is the brother of Charles E. Young.

Susan Neumann

Susan Neumann was named Controller and Secretary of our general partner in August 2014. Ms. Neumann has served as the Controller and Secretary of Smart Sand, Inc. since July 2014 and March 2014, respectively. Prior to joining Smart Sand, Inc. in April 2013, Ms. Neumann was an assurance senior manager at BDO USA, LLP (“BDO”). At BDO, she served in various roles in the assurance group from September 2000 to March 2013. Ms. Neumann received an MBA with a Global Perspective from Arcadia University in March 2008, and a B.A. in Accounting from Beaver College (currently Arcadia University) in May 2000.

José E. Feliciano

José E. Feliciano was appointed co-Chairman of the board of directors of our general partner in August 2014. Mr. Feliciano has served as a Partner of Clearlake Capital Group, L.P. (and predecessor) since he co-founded the firm in December 2006. Mr. Feliciano also serves as co-Chairman of the board of directors of Smart Sand, Inc., a position he has held since June 2014. He was the sole Chairman of the board from September 2011 to June 2014. Prior to founding Clearlake, Mr. Feliciano was a Partner of Tennenbaum Capital Partners, LLC, a private investment firm focused on turnarounds and special situation investment opportunities, where he served in various capacities from April 2001 to December 2006. Prior to Tennenbaum, Mr. Feliciano worked for almost two years at govWorks, Inc. in various capacities and for three years as an investment banker at Goldman, Sachs & Co. Mr. Feliciano holds a B.S.E. in Mechanical and Aerospace Engineering from Princeton University and an MBA from the Graduate School of Business at Stanford University. We believe Mr. Feliciano’s experience in, and knowledge of, the energy industry, business leadership skills and experience as a director of numerous privately-held companies make him well-qualified to serve on the board of directors of our general partner.

Colin M. Leonard

Colin M. Leonard was appointed as a member of the board of directors of our general partner in August 2014. Mr. Leonard has also served as a director of Smart Sand, Inc. since September 2011. Since 2007, Mr. Leonard has served as an investment professional of Clearlake Capital Group, L.P., where he is currently a Vice President. Prior to joining Clearlake, he was an investment professional at HBK Investments L.P., a global investment management firm. Mr. Leonard has over 10 years of finance and private equity investment experience and is, or has been, a director of numerous privately-held companies. Mr. Leonard received a B.S. in Economics from the University of Pennsylvania. We believe that Mr. Leonard’s business leadership skills and knowledge of our business make him well-qualified to serve on the board of directors of our general partner.

Timothy Pawlenty

Timothy Pawlenty was appointed as a member of the board of directors of our general partner in August 2014. Mr. Pawlenty has also served as a director of Smart Sand, Inc. since June 2012. Since November 2012, Mr. Pawlenty has served as President and Chief Executive Officer of Financial Services Roundtable, a leading advocacy organization for America’s financial services industry. From January 2011 to November 2012, Mr. Pawlenty served as an independent consultant. Mr. Pawlenty previously served as Governor of the State of Minnesota for two terms from 2003 to 2011. During his tenure as Governor, Mr. Pawlenty was responsible for overseeing a $60 billion biennial budget and 30,000 employees, and worked closely with state agencies including those dealing with natural resource and transportation issues. Mr. Pawlenty has served as a director of Digital River, Inc., a company that provides global e-commerce solutions, since December 2011. Mr. Pawlenty also serves as a member of Digital River’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Mr. Pawlenty also serves as a director of several privately-held companies. Mr. Pawlenty received a degree in Political Science from University of Minnesota. He also received his law degree from the University of Minnesota. We believe that Mr. Pawlenty’s knowledge of our business and legal, regulatory and business oversight make him well-qualified to serve on the board of directors of our general partner.

Andrew Speaker

Andrew Speaker was appointed co-Chairman of the board of directors of our general partner in August 2014. Mr. Speaker has also served as co-Chairman of the board of directors of Smart Sand, Inc. since June 2014. Mr. Speaker served as the Chief Executive Officer of Smart Sand, Inc. from April 2011 to June 2014. Prior to joining Smart Sand, Inc., Mr. Speaker was the President and Chief Executive Officer of Mercer Insurance Group, Inc. and its subsidiaries since 2000. At Mercer, Mr. Speaker held various offices including Chief Financial Officer and Chief Operating Officer. Mr. Speaker received a BS in Accounting from LaSalle University. We believe that Mr. Speaker’s industry experience and deep knowledge of our business makes him well-suited to serve on the board of directors of our general partner.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Compensation of Our Officers

We do not directly employ any of the persons responsible for managing our business. Our general partner, under the direction of its board of directors is responsible for managing our operations. Neither we nor our general partner employ any of the individuals who serve as executive officers of our general partner, all of which individuals are employed by our sponsor. However, we sometimes refer to the employees and officers of our general partner as our employees and officers in this prospectus. For prior periods, we refer to the employees and officers of our sponsor as our employees and officers. The compensation payable to the officers of our general partner is paid by our general partner and an allocable portion of such payments are reimbursed by us. For more information, please read “Certain Relationships and Related Party Transaction—Agreements Governing the Transactions—Omnibus Agreement.” All of the executive officers and many of the directors of our general partner also currently serve as executive officers and/or directors of our sponsor. We expect that the executive officers of our general partner will devote approximately 70% of their time to our operations.

This executive compensation disclosure provides an overview of the executive compensation program for the named executive officers identified below. For the year ended December 31, 2013, our sponsor’s named executive officers, or the NEOs, were:

•	Andrew Speaker, Co-Chairman and former Chief Executive Officer;

•	Charles E. Young, Current Chief Executive Officer and, during 2013, our President and Secretary; and

•	Robert Kiszka, Current Executive Vice President of Operations and, during 2013, our Vice President of Operations.

Summary Compensation Table For 2013

The following table sets forth certain information with respect to the compensation paid to our NEOs for the year ended December 31, 2013. The amounts shown below include all compensation paid to these individuals by our sponsor for services in 2013, which included services to our sponsor that were not directly related to our assets.

Name and Principal Position	Year	Salary ($)	Bonus ($)(4)	All Other Compensation ($)		Total ($)
Andrew Speaker	2013	400,000	—	17,290	(5)	417,290
Co-Chairman of the Board; Former Chief Executive Officer(1)
Charles E. Young	2013	400,000	75,000	20,006	(6)	495,006
Chief Executive Officer(2)
Robert Kiszka	2013	300,000	50,000	12,250	(7)	362,250
Executive Vice President, Operations(3)

(1)	Mr. Speaker served as our Chief Executive Officer for the year ended December 31, 2013 and became Co-Chairman effective July 1, 2014.
(2)	Mr. Young served as our President and Secretary for the year ended December 31, 2013 and became Chief Executive Officer effective July 1, 2014.
(3)	Mr. Kiszka became Executive Vice President, Operations effective May 15, 2014.
(4)	Amounts shown represent cash incentive awards earned under our sponsor’s annual bonus program for 2013, which are determined annually on a discretionary basis by the board of directors of our sponsor after taking into account the achievement of individual and company performance objectives, without regard to any predetermined targets.

(5)	Amount shown represents costs associated with providing Mr. Speaker use of a company-owned automobile ($4,468), employer contributions made under our 401(k) Plan ($6,692) and reimbursement of club membership dues ($6,130).
(6)	Amount shown represents costs associated with providing Mr. Young use of a company-owned automobile ($5,684), employer contributions made under our 401(k) Plan ($8,192) and reimbursement of club membership dues ($6,130).
(7)	Amount shown represents costs associated with providing Mr. Kiszka use of a company-owned automobile ($5,251) and employer contributions made under our 401(k) Plan ($6,999).

Narrative Disclosure to Summary Compensation Table

Our general partner provides compensation to its executives, including our NEOs, in the form of base salaries, annual cash incentive awards and participation in various employee benefit plans and arrangements, including participation in a qualified 401(k) retirement plan and health and welfare benefits on the same basis as offered to other full-time employees, in addition to the perquisites identified in the Summary Compensation Table above. Base salaries are intended to recognize performance of job responsibilities and have historically been set at levels deemed necessary to attract and retain individuals with superior talent. Annual cash incentive awards have historically been determined by the board of directors of our sponsor on a discretionary basis. In making individual bonus decisions, the board of directors of our sponsor does not rely on predetermined financial performance targets or metrics. Instead, determinations regarding annual cash incentive awards are based on a subjective assessment of individual and company performance. For 2013, individual bonus amounts were determined on a discretionary basis taking into account the strengthening operating performance of our Oakdale facility and the fact that annual bonuses had not been awarded to the executives in previous years.

Executive Officer Transition and New Employment Agreements

Effective July 1, 2014, Mr. Speaker transitioned from Chief Executive Officer to Co-Chairman of our sponsor’s board of directors. In connection with his new role, Mr. Speaker’s base salary was reduced to $200,000 and he will be entitled to receive a one-time bonus in an amount of $300,000 (payable in the form of cash or equity interests in us or our sponsor) upon the successful completion of certain strategic transactions involving our sponsor, including upon the consummation of this offering.

In connection with the promotion of Mr. Young to Chief Executive Officer effective July 1, 2014 and of Mr. Kiszka to Executive Vice President of Operations effective May 15, 2014, Messrs. Young and Kiszka received base salary increases of $100,000 and $75,000, respectively, and entered into amended employment agreements with our sponsor. For 2014, Mr. Young’s base salary is $500,000 and he is eligible to receive a cash incentive award under our annual cash bonus program of up to 100% of his base salary. Mr. Kiszka’s 2014 base salary is $375,000 and he is eligible to receive a cash incentive award under our annual cash incentive bonus program of up to 50% of his base salary. Mr. Young and Mr. Kiszka also each received a one-time signing bonus from our sponsor upon entering into their amended employment agreements in amounts equal to $100,000 and $25,000, respectively, and Mr. Kiszka will receive an additional one-time special bonus of $50,000 upon the achievement of an 80% operational capacity threshold involving the dryers at our Oakdale facility.

Mr. Young’s amended employment agreement is for a term of three years, and Mr. Kiszka’s amended employment agreement is for a term of two years. The agreements provide for an annual base salary in amounts as described above, an annual bonus and participation in the benefit plans maintained by our general partner from time to time. If the employment of Messrs. Young or Kiszka terminates due to death or disability, then he or his estate, as applicable, will be entitled to receive an amount equal to 6 months of base salary, payable in monthly installments until the earlier to occur of (i) 6 months or (ii) February of the calendar year immediately following the year of death or termination due to disability, with the remaining amount payable in a lump sum. If the employment of Messrs. Young or Kiszka is terminated by our general partner without cause or he resigns for good reason, then he will be entitled to receive an amount equal to 12 months of base salary, or, if greater the base salary that would be paid for the remainder of the employment agreement term, payable in monthly installments until the earlier to occur of (i) 12 months or (ii) February of the calendar year immediately following the year of termination, with the remaining amount payable in a lump sum. Receipt of payments upon termination due to disability, by the general partner without cause or due to resignation for good reason is conditioned upon Messrs. Young and Kiszka signing a release of claims in favor of our general partner. In addition, Messrs. Young and Kiszka are subject to a twelve (12) month non-competition and non-solicitation period following termination of employment for any reason.

For purposes of the employment agreements, “cause” is generally defined as (i) repeated failure by the executive to perform his duties, (ii) executive’s conviction or entry of a plea of nolo contendere for fraud, misappropriation or embezzlement, or any felony or crime of moral turpitude, (iii) willful material violation of a policy which is directly and materially injurious to the company or (iv) executive’s material breach of the employment agreement; in the case of items (i), (iii) or (iv), subject to notice and a 30 day cure period. “Good reason” is generally defined as (i) material diminution by the company of executive’s authority, duties and responsibilities, which change would cause executive’s position to become one of less responsibility, importance and scope or (ii) material reduction by the company of base salary, unless such reduction is a result of a reduction of salaries to all employees and is no greater than the average of the salary reductions imposed on other employees; in each case, subject to notice and a 30 day cure period.

Outstanding Equity Awards at December 31, 2013

None of our NEOs received awards or grants of equity or equity-based compensation during 2013, and none of our NEOs hold any outstanding equity or equity-based awards in us. In anticipation of our initial public offering, our general partner intends to adopt a new long-term equity incentive plan under which our general partner expects to make periodic grants of equity and equity-based awards to our NEOs and other key employees and other service providers. The long-term equity incentive plan is discussed in more detail under “2014 Long-Term Incentive Plan” below. In addition, our NEOs are eligible to participate in our sponsor’s equity incentive programs, pursuant to which it grants periodic discretionary awards of stock options and restricted stock to eligible employees. However, none of our NEOs held any outstanding unvested equity awards in our sponsor as of December 31, 2013.

Director Compensation

In connection with this offering, our general partner intends to adopt a director compensation policy pursuant to which directors who are not officers, employees or paid consultants or advisors of us, our general partner or our sponsor or its affiliates may receive a combination of cash and equity-based awards under our 2014 Long-Term Incentive Plan, which is described in more detail below, as compensation for their services on our general partner’s board of directors. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Officers, employees or paid consultants or advisors of us or our general partner or our sponsor or its affiliates who also serve as directors will not receive additional compensation for their service as directors. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Equity Compensation Plans

2014 Long-Term Incentive Plan

Our general partner intends to adopt the Smart Sand Partners LP 2014 Long-Term Incentive Plan, or the LTIP, for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue executive officers and other service providers long-term equity-based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient’s continued service during the vesting period, as well as to align recipients’ long-term interests with those of our unitholders. The plan will be administered by our general partner’s board of directors or any committee thereof that may be established for such purpose or to which the board or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General.    The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees and any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to              common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations, or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units.    A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee’s completion of a period of service, upon the achievement of specified financial objectives or other criteria, upon a change of control (as defined in the LTIP), or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights.    The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units, or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights.    The LTIP may also permit the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards.    Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

Profits Interest Units.    Awards granted to grantees who are partners, granted to grantees in anticipation of the grantee becoming a partner, or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards.    The LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria, or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the plan administrator may determine.

Source of Common Units.    Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by us or our general partner, common units acquired by our general partner directly from us or any other person, or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control.    If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event and will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to be assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment, or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service.    The consequences of the termination of a grantee’s employment, membership on our general partner’s board of directors or other service arrangement will generally be determined by the plan administrator under the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan.    The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Smart Sand Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5.0% or more of our units, by each director, director nominee and named executive officer of our general partner and by all directors, director nominees and executive officers of our general partner as a group, assuming the underwriters do not exercise their option to purchase additional common units. The percentage of units beneficially owned is based on a total of             common units and             subordinated units outstanding immediately following this offering.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The following table does not include any common units that directors, director nominees and named executive officers of our general partner may purchase in this offering through the directed unit program described under “Underwriting.”

Name of Beneficial Owner(1)	Common Units To Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned	Percentage of Total Common Units and Subordinated Units To Be Beneficially Owned
Smart Sand, Inc.(2)				100%

Directors/Named Executive Officers
Charles E. Young			-	-
Robert Kiszka			-	-
José E. Feliciano			-	-
Colin Leonard			-	-
Timothy J. Pawlenty			-	-
Andrew Speaker			-	-

Director Nominees
			-	-
			-	-
All Directors, Director Nominees and Executive Officers as a group ( persons)			-	-

*	Less than 1%.
(1)	Unless otherwise indicated, the address for all beneficial owners in this table is c/o Smart Sand GP LLC, 24 Waterway Avenue, Suite 350, The Woodlands, Texas 77380.

(2)	Clearlake Capital Partners II (Master), L.P., a Delaware limited partnership (“CCPII”), is a fund affiliated with Clearlake and owns 65% of the voting interests in, and has the right to appoint three directors of, Smart Sand, Inc. CCPII is managed by Clearlake Capital Management II, L.P., a Delaware limited partnership (“CCMII”). CCMII’s general partner is Clearlake and Clearlake’s general partner is CCG Operations, L.L.C., a Delaware limited liability company (“CCG Ops”). CCPII’s general partner is Clearlake Capital Partners II GP, L.P., a Delaware limited partnership (“CCPII GP”). CCPII GP’s general partner is Clearlake Capital Partners, L.L.C., a Delaware limited liability company (“CCP”). CCP’s managing member is CCG Ops. Behdad Eghbali, Steve Chang and José Feliciano are managers of CCG Ops and may be deemed to control the Clearlake entities. Each of Messrs. Eghbali, Chang and Feliciano, together with CCPII, CCMII, CCG Ops, CCPII GP and CCP, are collectively referred to herein as the “Clearlake Entities.” In addition, one of our directors, Colin Leonard, serves as Vice President of Clearlake.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After the completion of this offering, our sponsor will own             common units and             subordinated units, representing a     % limited partner interest in us. If the underwriters exercise in full their option to purchase additional common units, our sponsor will own             common units and             subordinated units, representing a     % limited partner interest in us. In addition, our general partner will own a 0.0% non-economic general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates in connection with our formation	•	0.0% non-economic general partner interest; and

•	100.0% limited partner interest.

Offering Stage

The consideration received by our general partner and its affiliates in connection with this offering for the contribution of the assets and liabilities to us	•	common units;

•	subordinated units;

•	a continuation of our general partner’s 0.0% non-economic general partner interest;

•	the incentive distribution rights;

•	a cash distribution of approximately $ million from the net proceeds of this offering; and

•	if the underwriters exercise their option to purchase additional common units, we will use the net proceeds from that exercise to redeem from our sponsor a number of common units equal to the number of common units issued upon such exercise of the option at a price per unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee.

Post-IPO Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions to our unitholders pro rata, including our sponsor, as holder of an aggregate of common units and subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on their common units and subordinated units (or $ million if the underwriters exercise in full their option to purchase additional common units).

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner must determine the amount of these expenses in good faith under the terms of our partnership agreement. Please read “—Agreements Governing the Transactions—Omnibus Agreement.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties will enter into the various agreements that will effect the transactions contemplated by this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds from this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our sponsor and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds from this offering.

Omnibus Agreement

In conjunction with the closing of this offering, we will enter into an omnibus agreement with our general partner and our sponsor. Pursuant to the omnibus agreement, our sponsor will grant us a right of first offer to acquire certain of its assets should our sponsor desire to sell them, including its interests in the sand reserves and any future processing facility and related assets at the Hixton site. In addition, our right of first offer will cover any additional land, sand reserves, processing facilities, logistics assets and similar assets that our sponsor develops in the future. Our sponsor will also have the right, but not the obligation, to purchase up to              million tons of unprocessed, wet frac sand from us per year, to the extent such sand is not contracted for sale to third parties. The omnibus agreement will also provide that our general partner has the sole responsibility for providing certain personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by its affiliates or others.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement with our sponsor that will effect the transactions described under “Summary—The Organizational Transactions,” including the transfer of the Oakdale facility to us and the use of the net proceeds from this offering.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a related party transactions policy in connection with the completion of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The related party transactions policy described above will be adopted in connection with the completion of this offering and, as a result, the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including our sponsor, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a duty to manage us in a manner that it believes is in the best interests of our partnership.

Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner, which we call special approval, or from our unitholders, but our general partner is not required to do so. There is no requirement under our partnership agreement that our general partner seek special approval or unitholder approval for the resolution of any conflict of interest and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict of interest, the size of the transaction and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek special approval or unitholder approval. Whenever our general partner makes a determination to seek special approval, to seek unitholder approval or to adopt a resolution or course of action that has not received special approval or unitholder approval, then our general partner will be entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such action free of any duty or obligation whatsoever to our partnership or any limited partner, and our general partner will not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity, and our general partner in making such determination or taking or declining to take such action will be permitted to do so in its sole and absolute discretion. For a more detailed discussion of the duties applicable to our general partner, please read “—Duties of the General Partner.”

Whenever a potential conflict of interest exists or arises, any resolution or course of action by our general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners, and will not constitute a breach of our partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is:

•	approved by special approval, which our partnership agreement defines as approval by a majority of the members of the conflicts committee; or

•	approved by unitholder approval, meaning the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates.

If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval or unitholder approval, then our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, will make such determination or take or decline to take any action in good faith, and none of our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict of interest is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. In order for a determination or the taking or declining to take an action to be in “good faith” for purposes of our partnership agreement, the person or persons making such determination or taking or declining to take such action must subjectively believe that the determination or other action is in the best interests of the partnership. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received “special approval” under our partnership agreement, the board of directors of our general partner could still determine to resolve the conflict of interest solely under the good faith standard. In making any such determination, the board of directors of our general partner may take into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including our sponsor and its affiliates, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner or managing member of another entity of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including our sponsor and its affiliates, are not prohibited from engaging in other businesses or activities, including those that might compete with us. Neither our partnership agreement nor our omnibus agreement will prohibit our sponsor or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our sponsor and executive officers and directors of our general partner and its affiliates. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, our sponsor and its affiliates may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and affiliates of our general partner;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to any units it owns;

•	whether to exercise its registration rights;

•	whether to sell or otherwise dispose of units or other partnership interests that it owns;

•	whether to elect to reset target distribution levels;

•	whether to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement; and

•	whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner;

•	provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith reliance on the provisions of our partnership agreement;

•	generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith; if an affiliate transaction or the resolution of another conflict of interest does not receive special approval or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity; under our partnership agreement, it will be presumed that in making its decision our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets (though subject to any prior approval required under our partnership agreement);

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees (including officers) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read “Our Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of distributable cash flow to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding matters such as the amount and timing of:

•	asset purchases and sales, entry into joint ventures and completion of growth projects;

•	cash expenditures;

•	borrowings and repayments of indebtedness;

•	the issuance of additional partnership interests; and

•	the creation, reduction or increase of cash reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates, including our sponsor, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits under our partnership agreement. Our omnibus agreement will also address our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the completion of this offering. While neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the fees to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our contractual and other obligations.

Our general partner intends to limit its liability under contractual arrangements and other obligations so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell its common units at an undesirable time or at a price that is less than the market price on the date of purchase. Please read “Our Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent registered public accounting firm and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive calendar quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as our general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Duties of the General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and our general partner will not be subject to any higher standard under our partnership agreement or applicable law. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. These contractual standards replace the obligations to which our general partner would otherwise be held. If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval from our conflicts committee or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in actual fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Common Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges provided to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

                    will serve as the transfer agent and registrar for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except for the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book-entry notation on our partnership register and not by physical certificates.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers but no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or securities exchange regulations.

Exchange Listing

We intend to apply to list our common units on the NYSE under the symbol “SSLP.”

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the authority of our general partner to manage our business and activities, please read “Management—Management of Smart Sand Partners LP”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on August 12, 2014 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Under our partnership agreement, the purpose and nature of the business to be conducted by us shall be to engage directly or indirectly in any business activity that is approved by our general partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act; provided, however, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those related to the business of mining and producing frac sand, our general partner currently has no plans to do so and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or our limited partners. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

At the completion of this offering, our sponsor will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of its ownership of             common units and             subordinated units, representing an aggregate     % limited partner interest (or             common units and             subordinated units, representing an aggregate     % limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

Issuance of additional partnership interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2024, in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2⁄3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2024. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group to:

•	remove or replace our general partner for cause;

•	approve some amendments to our partnership agreement; or

•	take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Our subsidiaries conduct business in Wisconsin. We may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a partner or member of our subsidiaries may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying such entities to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner for cause, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine, all without the approval of any partners.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates represented by common units, subordinated units and other partnership interests that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

•	enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). At the completion of this offering, our sponsor will own             common units and             subordinated units, representing an aggregate     % limited partner interest (or             common units and             subordinated units, representing an aggregate     % limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•	mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments that do not require unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner for cause or call a meeting of unitholders, must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner for cause must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90.0% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20.0% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                     , 2024, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and by giving 90 days’ written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                     , 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50.0% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66 2⁄3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our partnership or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. The ownership of more than 33 1⁄3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the completion of this offering, our sponsor will own             common units and             subordinated units, representing an aggregate     % limited partner interest (or             common units and             subordinated units, representing an aggregate     % limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to                     , 2024, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, our sponsor and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Smart Sand GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates or any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read “—Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80.0% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this limited call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee, who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

•	any person designated by our general partner because such person’s status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries’ business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Any expenses incurred by an indemnified person in connection with any indemnification will be advanced by us.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also mail or make available summary financial information within 45 days after the close of each quarter (or such shorter period as required by the SEC).

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether such unitholder supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to such limited partner:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

Applicable Law; Exclusive Forum

Our partnership agreement is governed by Delaware law. Our partnership agreement will provide that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

If any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.

By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will hold an aggregate of             common units and             subordinated units (or             common units and             subordinated units if the underwriters exercise their option to purchase additional common units in full). All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our sponsor are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

The subordination period will end on the first business day after the date that we have earned and paid at least (1) $                     (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, nonoverlapping four quarter periods ending on or after                     , 2017, or (2) $                     (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the related distributions on the incentive distribution rights for any four-quarter period immediately preceding that date, in each case provided there are no arrearages on our common units at that time. When the subordination period ends, each outstanding subordinated unit will convert into a common unit on a one-for-one basis, and all common units will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers, directors and other affiliates of our general partner and our sponsor under our directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of our common units outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

•	common units owned by our general partner and its affiliates; and

•	any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner and our sponsor under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell those common units without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted common units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units or other limited partner interests in a registration by us of other partnership interests, including common units offered by us or by any unitholder. Smart Sand GP LLC and its affiliates will continue to have these registration rights for two years after Smart Sand GP LLC ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

We, our general partner and certain of its affiliates, the officers and directors of our general partner and our sponsor have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under our long-term incentive plan. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Smart Sand Partners LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in distributable cash flow to our unitholders and for incentive distributions to our general partner and, thus, will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”) and (iv) the availability or extent of the Section  199 deduction to our unitholders.

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation, storage and marketing of any mineral or natural resource, including silica sand. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale or other disposition of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than             % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor any of the operating subsidiaries has elected or will elect to be treated, or is otherwise treated, as a corporation for federal income tax purposes; and

•	For each taxable year, more than 90.0% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Smart Sand Partners LP will be treated as partners of Smart Sand Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Smart Sand Partners LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Smart Sand Partners LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Smart Sand Partners LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution.

Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, depletion recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the year ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be             % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual ratio of allocable taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation, depletion or amortization for federal income tax purposes or that is depreciable, depletable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50.0% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax- exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated to the unitholders in accordance with their percentage interests in us.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all of the partners in cash flow; and

•	the rights of all of the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20.0%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax, or NIIT, on certain net investment income earned by individuals, estates and trusts currently applies. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year. The Department of the Treasury and the IRS have issued guidance in the form of proposed and final Treasury Regulations regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets, or its inside basis, under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets, or common basis, and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150.0% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax bases of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax bases immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Silica Sand Depletion

In general, we are entitled to depletion deductions with respect to silica sand mined from the underlying mineral property. We generally are entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for silica sand is 5%.

Depletion deductions we claim generally will reduce the tax basis of the underlying mineral property. Depletion deductions can, however, exceed the total tax basis of the mineral property. Upon the disposition of the mineral property, a portion of the gain, if any, equal to the lesser of the deductions for depletion which reduce the adjusted tax basis of the mineral property plus deductible development and mining exploration expenses (discussed below), or the amount of gain realized upon the disposition, will be treated as ordinary income to us.

Mining Exploration and Development Expenditures

We will elect to currently deduct mining exploration expenditures that we pay or incur to determine the existence, location, extent or quality of silica sand deposits prior to the time the existence of silica sand in commercially marketable quantities has been disclosed.

If a mine reaches the producing stage in any taxable year, amounts we have deducted for mine exploration expenditures must be recaptured and reduce future depletion deductions by the amount of the recapture, as described below. In the alternative, we may elect, in such taxable year and with respect to all such mines reaching the producing stage during such taxable year, to include such amount in our taxable income. A mine reaches the producing stage when the major part of the silica sand production is obtained from working mines rather than those opened for the purpose of development or the principal activity of the mine is the production of developed silica sand rather than the development of additional silica sand for mining. Assuming the election described above is not made, this recapture is accomplished through the disallowance of both cost and percentage depletion deductions on the particular mine reaching the producing stage. This disallowance of depletion deductions continues until the amount of adjusted exploration expenditures with respect to the mine has been fully recaptured. This recapture is not applied to the full amount of the previously deducted exploration expenditures. Instead these expenditures are reduced by the amount of percentage depletion, if any, that was lost as a result of deducting these exploration expenditures.

We will generally elect to defer mine development expenses, consisting of expenditures incurred in making silica sand accessible for extraction, after the exploration process has disclosed the existence of silica sand in commercially marketable quantities, and deduct them on a ratable basis as the silica sand benefited by the expenses is sold.

Mine exploration and development expenditures are subject to recapture as ordinary income to the extent of any gain upon a sale or other disposition of our property or of your common units. Please read “—Disposition of Common Units.” Corporate unitholders are subject to an additional rule that requires them to capitalize a portion of their otherwise deductible mine exploration and development expenditures. Corporate unitholders, other than some S corporations, are required to reduce their otherwise deductible exploration expenditures by 30%. These capitalized mine exploration and development expenditures must be amortized over a 60-month period, beginning in the month paid or incurred, using a straight-line method and may not be treated as part of the basis of the property for purposes of computing depletion.

Sales of Silica Sand Reserves

If any silica sand reserves are sold or otherwise disposed of in a taxable transaction, we will recognize gain or loss measured by the difference between the amount realized (including the amount of any indebtedness assumed by the purchaser upon such disposition or to which such property is subject) and the adjusted tax basis of the property sold. Generally, the character of any gain or loss recognized upon that disposition will depend upon whether our silica sand reserves or the mined silica sand sold are held by us:

•	for sale to customers in the ordinary course of business (i.e., we are a “dealer” with respect to that property);

•	for use in a trade or business within the meaning of Section 1231 of the Internal Revenue Code; or

•	as a capital asset within the meaning of Section 1221 of the Internal Revenue Code.

In determining dealer status with respect to silica sand reserves and other types of real estate, the courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one held for investment. Any determination must be based on all the facts and circumstances surrounding the particular property and sale in question.

We intend to hold our silica sand reserves for use in a trade or business and achieve long-term capital appreciation. Although our general partner may consider strategic sales of silica sand reserves consistent with achieving long-term capital appreciation, our general partner does not anticipate frequent sales of silica sand reserves. Thus, the general partner does not believe we will be viewed as a dealer. In light of the factual nature of this question, however, there is no assurance that our purposes for holding our properties will not change and that our future activities will not cause us to be a “dealer” in silica sand reserves.

If we are not a dealer with respect to our silica sand reserves and we have held the disposed property for more than a one-year period primarily for use in our trade or business, the character of any gain or loss realized from a disposition of the property will be determined under Section 1231 of the Internal Revenue Code. If we have not held the property for more than one year at the time of the sale, gain or loss from the sale will be taxable as ordinary income.

A unitholder’s distributive share of any Section 1231 gain or loss generated by us will be aggregated with any other gains and losses realized by that unitholder from the disposition of property used in the trade or business, as defined in Section 1231(b) of the Internal Revenue Code, and from the involuntary conversion of such properties and of capital assets held in connection with a trade or business or a transaction entered into for profit for the requisite holding period. If a net gain results, all such gains and losses will be long-term capital gains and losses; if a net loss results, all such gains and losses will be ordinary income and losses. Net Section 1231 gains will be treated as ordinary income to the extent of prior net Section 1231 losses of the taxpayer or predecessor taxpayer for the five most recent prior taxable years to the extent such losses have not previously been offset against Section 1231 gains. Losses are deemed recaptured in the chronological order in which they arose.

If we are not a dealer with respect to our silica sand reserves and that property is not used in a trade or business, the property will be a “capital asset” within the meaning of Section 1221 of the

Internal Revenue Code. Gain or loss recognized from the disposition of that property will be taxable as capital gain or loss, and the character of such capital gain or loss as long-term or short-term will be based upon our holding period of such property at the time of its sale. The requisite holding period for long-term capital gain is more than one year.

Upon a disposition of silica sand reserves, a portion of the gain, if any, equal to the lesser of (1) the depletion deductions that reduced the tax basis of the disposed mineral property plus deductible development and mining exploration expenses or (2) the amount of gain recognized on the disposition, will be treated as ordinary income to us.

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, a unitholder will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to nine percent of his qualified production activities income, but not to exceed 50% of the Form W-2 wages actually or deemed paid by him during the taxable year and allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, a unitholder will aggregate his share of the qualified production activities income allocated to him by us with his qualified production activities income from other sources. A unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent that a unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at risk rules, or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by such unitholder during the calendar year that are deducted in arriving at qualified production activities income. Unitholders are treated as having been allocated IRS Form W-2 wages from us equal to such unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and Latham & Watkins LLP is unable to express any opinion, as to the availability or extent of the Section 199 deduction to our unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation and depletion recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and depletion recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated”

partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50.0% or more of the total interests in our capital and profits within a 12-month period. For purposes of determining whether the 50.0% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b)

adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non- U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30.0%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property

Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5.0% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50.0% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50.0% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1.0% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0% interest in profits or by any group of unitholders having in the aggregate at least a 5.0% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30.0% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States, or FDAP Income, or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States, or Gross Proceeds, paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30.0% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	whether the beneficial owner is:

(a)	a person that is not a U.S. person;

(b)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20.0% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150.0% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200.0% or more (or 50.0% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10.0% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200.0% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40.0%. We do not anticipate making any valuation misstatements.

In addition, the 20.0% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40.0%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We initially expect to own property or conduct business in Wisconsin, which imposes an income tax on individuals, corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local, alternative minimum or foreign tax consequences of an investment in us.

INVESTMENT IN SMART SAND PARTNERS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.” Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b)	the entity is an “operating company,”— i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors,” which is defined to mean that less than 25.0% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are acting as joing book-running managers and representatives of the underwriters.

Underwriters	Number of Common Units
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC

Total

The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             common units from us to cover sales by the underwriters of a greater number of common units than the total number set forth in the table above. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional common units.

Paid by Us	No Exercise	Full Exercise
Per Common Unit	$	$
Total	$	$

We will pay Goldman, Sachs & Co. an aggregate structuring fee equal to         % of the gross proceeds from this offering for the evaluation, analysis and structuring of our partnership.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $         per unit from the initial public offering price. After the initial offering of the common units, the representatives may change the offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our general partner and certain of its affiliates, the officers and directors of our general partner and our sponsor have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. Please read “Units Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the common units. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the common units, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list our common units on the NYSE under the symbol “SSLP.” In order to meet one of the requirements for listing the common units on the NYSE, the underwriters have undertaken to sell lots of 100 or more common units to a minimum of 400 beneficial holders.

In connection with this offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional common units for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to cover the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional common units for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common units to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common units which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common units to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common units to the public” in relation to any common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe for the common units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common units in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common units in, from or otherwise involving the United Kingdom.

Hong Kong

The common units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Directed Unit Program

The underwriters have reserved for sale at the initial public offering price up to     % of the common units being offered by this prospectus for sale to employees, consultants, directors, director nominees and executive officers of our general partner, and certain key employees of our sponsor and select individuals who may be able to assist us in developing our business. The number of common units available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same terms as the other common units. Any common units sold in the directed unit program to directors and executive officers will be subject to the 180-day lock-up agreements described above.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $         million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

VALIDITY OF THE COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Vinson  & Elkins L.L.P., Houston, Texas.

EXPERTS

The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The information appearing in this prospectus concerning estimates of our proven mineral reserves was derived from the report of John T. Boyd Company, independent mining engineers and geologists, and has been included herein on the authority of John T. Boyd Company as experts with respect to the matters covered by such report and in giving such report.

The information appearing in this prospectus concerning the crush strength of our frac sand and attributed to Stim-Lab, Inc. was derived from the results of third party testing performed by, and summarized in reports of, Stim-Lab, Inc. and has been included herein on the authority of Stim-Lab, Inc. as experts with respect to the matters covered by such reports and in giving such reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the common units offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the common units offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.                     .com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded partnership and our capital programs. All statements in this prospectus about our forecast of distributable cash flow and our forecasted results for the twelve months ending September 30, 2015 constitute forward-looking statements.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	changes in the long-term supply of and demand for oil and natural gas;

•	actions taken by our customers, competitors and third-party operators;

•	changes in the availability and cost of capital;

•	our ability to complete growth projects on time and on budget;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	the effects of existing and future laws and governmental regulations (or the interpretation thereof);

•	failure to secure or maintain contracts with our largest customers or non-performance of any of those customers under the applicable contract;

•	the effects of future litigation; and

•	other factors discussed in this prospectus.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

INDEX TO FINANCIAL STATEMENTS

Smart Sand Partners LP

Unaudited Pro Forma Condensed Consolidated Financial Statements

Introduction	F-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2014	F-3
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2014	F-4
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2013	F-5
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-6

Smart Sand Partners LP Predecessor

Historical Consolidated Financial Statements

Smart Sand Partners LP

SMART SAND PARTNERS LP

Unaudited Pro Forma Condensed Consolidated Financial Statements

Introduction

The following unaudited pro forma condensed consolidated financial statements of Smart Sand Partners LP (the “Partnership”) reflect the historical consolidated results of Smart Sand, Inc. (the “predecessor”) on a pro forma basis to give effect to the Contribution and the Offering described below.

The Contribution.    Effective upon the closing of the initial public offering of common units of the Partnership, the predecessor will contribute selected assets and related operations to the Partnership in exchange for newly issued common units, subordinated units and incentive distribution rights representing limited partner interests in the Partnership and the right to receive a cash distribution from a portion of the net proceeds from the Offering (as defined below) (the “Contribution”). For additional information about the Contribution and related transactions, please read “Summary—The Offering.” These unaudited pro forma condensed consolidated financial statements do not give effect to variable general and administrative costs to be incurred under the omnibus agreement that the Partnership will enter into with the predecessor in connection with the Offering.

The Offering.    For purposes of the unaudited pro forma condensed consolidated financial statements, the “Offering” is defined as the issuance and sale to the public of             common units of the Partnership and the application by the Partnership of the net proceeds from such issuance as described in “Use of Proceeds.”

The unaudited pro forma condensed consolidated balance sheet of the Partnership is based on the unaudited historical consolidated balance sheet of the predecessor as of June 30, 2014 and includes pro forma adjustments to give effect to the Contribution and the Offering as if they occurred on June 30, 2014.

The unaudited pro forma condensed consolidated statements of operations of the Partnership are based on the unaudited historical consolidated statements of operations of the predecessor for the six month periods ended June 30, 2014 and 2013 and the audited historical consolidated statement of operations of the predecessor for the year ended December 31, 2013 and includes pro forma adjustments to give effect to the Contribution and the Offering as if they occurred on January 1, 2013.

The unaudited pro forma condensed consolidated financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the notes accompanying these unaudited pro forma condensed consolidated financial statements and with the historical consolidated financial statements and related notes of the predecessor, found elsewhere in this prospectus.

The pro forma adjustments to the audited and unaudited historical financial statements are based on currently available information and certain estimates and assumptions. The actual effect of the Contribution and the Offering discussed in the accompanying notes ultimately may differ from the unaudited pro forma adjustments included herein. However, management believes that the assumptions used to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the Contribution and the Offering as currently contemplated and that the unaudited pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the Contribution and the Offering, and reflect those items expected to have a continuing impact on the Partnership.

The unaudited pro forma condensed consolidated financial statements of the Partnership are not necessarily indicative of the results that actually would have occurred if the Partnership had completed the Contribution and the Offering on the dates indicated or that could be achieved in the future.

SMART SAND PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

as of June 30, 2014

	Predecessor Historical	Predecessor Retained Operations (a)	Offering Adjustments			Smart Sand Partners LP Pro Forma
	(in thousands)
Assets
Current assets:
Cash	$3,095	$-	$		(d) (e) (f) (g)		$3,095
Accounts and unbilled receivables	6,038	-		-			6,038
Inventories, net	7,374	-		-			7,374
Prepaid expenses and other current assets	534	(180)		-			354
Deferred tax assets, net	1,392	(1,392)		-			-

Total current assets	18,433	(1,572)					16,861
Inventories, long-term	2,894	-		-			2,894
Property, plant and equipment, net	66,905	(7,207)		-			59,698
Deferred financing costs, net	505	(505)		1,425	(d)		1,425
Other assets	46	-		-			46

Total assets	$88,783	$(9,284)		$1,425			$80,924

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	1,005	-		-			1,005
Accrued expenses	3,937	(524)		-			3,413
Deferred revenue	-	-		-			-
Income taxes payable	302	(302)		-			-
Current portion of capital lease obligations	689	-		-			689
Current portion of notes payable	139	-		-			139

Total current liabilities	6,072	(826)		-			5,246
Revolving credit facility, non-current, net	52,825	(52,825)		-			-
Capital lease obligations, net of current portion	1,836	-		-			1,836
Notes Payable, net of current portion	110	-					110
Deferred tax liabilities, net	7,291	(7,291)					-
Asset retirement obligation	213	-					213
Redeemable Series A preferred stock	26,418	(26,418)					-

Total liabilities	94,765	(87,360)		-			7,405
Total stockholders’ equity (deficit)	(5,982)	78,076		(1,425	)(d)		70,669
					(e) (f) (g)
Public common unitholders
Smart Sand, Inc.:
Common units
Subordinated units

Total liabilities and stockholders’ equity (deficit) / partners’ capital	$88,783	$(9,284)	$		(e)	$

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

SMART SAND PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

for the six months ended June 30, 2014

	Predecessor Historical	Predecessor Retained Operations (a)	Offering Adjustments			Smart Sand Partners LP Pro Forma
	(in thousands)
Revenues	$26,204	$-	$			$26,204
Cost of goods sold	10,356	(1)				10,355

Gross profit	15,848	1		-		15,849

Operating expenses
Salaries, benefits and payroll taxes	1,553					1,553
Depreciation and amortization	61	-				61
Selling, general and administrative	1,461	(40)				1,421

Total operating expenses	3,075	(40)		-		3,035

Operating income	12,773	41		-		12,814
Other income (expense):
Preferred stock interest expense	(3,581)	3,581				-
Other interest expense	(763)	745		(525	)(b)	(543)
Other income	179	-				179

Total other income (expense)	(4,165)	4,326		(525)		(364)
Loss on extinguishment of debt	970	(970)

Income (loss) before income tax expense (benefit)	7,638	5,337		(525)		12,450
Income tax expense (benefit)	3,704	(3,704)				-

Net and comprehensive income (loss)	$3,934	$9,041		$(525)		$12,450

Pro Forma Earnings Per Unit:
Common unitholders’ interest in net income
Subordinated unitholders’ interest in net income
Net income per common unit (basic)
Net income per common unit (diluted)
Net income per subordinated unit (basic and diluted)
Weighted average common and subordinated units outstanding
Common—basic
Common—diluted
Subordinated—basic and diluted

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

SMART SAND PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

for the year ended December 31, 2013

	Predecessor Historical	Predecessor Retained Operations (a)	Offering Adjustments		Smart Sand Partners LP Pro Forma
	(in thousands)
Revenues	$26,656	$-	$-		$26,656
Cost of goods sold	9,745	-	-		9,745

Gross profit	16,911	-	-		16,911

Operating expenses
Salaries, benefits and payroll taxes	1,928	-			1,928
Depreciation and amortization	110	-			110
Selling, general and administrative	1,705	-			1,705

Total operating expenses	3,743	-	-		3,743

Operating income (loss)	13,168	-	-		13,168
Other income (expense):
Preferred stock interest expense	(9,674)	9,674			-
Other interest expense	(528)	463	(1,050	)(b)	(1,115)
Other income	72	-			72

Total other income (expense)	(10,130)	10,137	(1,050)		(1,043)

Income (loss) before income tax expense (benefit)	3,038	10,137	(1,050)		12,125
Income tax expense (benefit)	2,623	(2,623)			-

Net and comprehensive income (loss)	$415	$12,760	$(1,050)		$12,125

Pro Forma Earnings Per Unit:
Common unitholders’ interest in net income
Subordinated unitholders’ interest in net income
Net income per common unit (basic)
Net income per common unit (diluted)
Net income per subordinated unit (basic and diluted)
Weighted average common and subordinated units outstanding
Common—basic
Common—diluted
Subordinated—basic and diluted

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

SMART SAND PARTNERS LP

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The unaudited pro forma condensed consolidated balance sheet of Smart Sand Partners LP (the “Partnership”) as of June 30, 2014 is based on the unaudited historical consolidated balance sheet of Smart Sand, Inc. (“predecessor”) and includes pro forma adjustments to give effect to the Contribution and the Offering as described below as if they occurred on June 30, 2014.

The unaudited pro forma condensed consolidated statements of operations of the Partnership are based on the unaudited historical consolidated statements of operations of the predecessor for the three month periods ended June 30, 2014 and 2013 and the audited historical consolidated statement of operations of the predecessor for the year ended December 31, 2013 and includes pro forma adjustments to give effect to the Contribution and the Offering as described below as if they occurred on January 1, 2013.

The unaudited pro forma condensed consolidated financial statements give effect to the Contribution as follows:

•	our predecessor’s contribution to us of the Oakdale sand reserves, processing facility, rail infrastructure and related assets (the “Partnership Operations”);

•	our predecessor’s retention of the Hixton land and related permits;

•	our predecessor’s retention of the Series A Preferred Shares and predecessor credit facility;

•	our treatment as a partnership rather than a corporation for tax purposes, unlike our predecessor;

•	our entry into an assumed new $150 million revolving credit facility;

•	the consummation of the Offering and our issuance of (i) common units to the public, (ii) all of the incentive distribution rights to our general partner and (iii) common units and subordinated units to our predecessor; and

•	the application of the net proceeds of the Offering as described in “Use of Proceeds.”

Because the Partnership Operations are owned by the predecessor and the predecessor will control the Partnership, the contribution of the Partnership Operations to the Partnership has been accounted for as a combination of entities under common control, whereby the assets and liabilities sold and contributed and have been recognized based on the predecessor’s historical cost.

The unaudited pro forma condensed consolidated financial statements give effect to the Offering to reflect the issuance and sale by the Partnership of             common units to the public in the initial public offering at an initial public offering price of $         per unit, resulting in gross proceeds to the Partnership of $         million, before deduction of estimated underwriting discounts and fees, a structuring fee and estimated offering expenses of $         million, and the application of the net proceeds from such issuance.

Note 2—Pro Forma Adjustments and Assumptions

Unaudited pro forma condensed consolidated balance sheet

The Contribution

(a) Adjustments to reflect the assets, liabilities, revenues and expenses that will be retained by the predecessor, and thus will not be contributed to the Partnership. The adjustment was based on the carrying value of specific assets and liabilities and the specific direct operating revenues and expenses attributable to the Partnership Operations. Operating expenses are allocated based on either the direct costs attributable to the Partnership Operations and the operations that will be retained by the predecessor or management’s estimates of the costs incurred by centralized departments in providing services to the Partnership Operations and the operations that will be retained by the predecessor, as applicable. In allocating the costs incurred by centralized departments, management’s estimates were based on separate evaluations of expenses by department for each period presented.

(b) Reflects the Partnership Operations to be contributed to the Partnership by the predecessor. The net book value of the Partnership Operations is based on the historical carrying amounts of the Partnership Operations.

(c) To reflect the issuance by the Partnership of             common units,             subordinated units, incentive distribution rights and the right to receive a cash distribution from a portion of the net proceeds from the Offering to the predecessor as consideration for the contribution of the Partnership Operations.

The Offering

(d) To reflect the debt issuance costs and annual commitment fee related to the revolving credit facility.

(e) To reflect gross cash proceeds of approximately $         million from the issuance and sale of common units by the Partnership at an assumed initial public offering price of $         per unit.

(f) To record the use of the net proceeds from the Offering, including the distribution of approximately $         million to Smart Sand, Inc. For further discussion on the application of the net proceeds from the Offering, please read “Use of Proceeds.”

(g) To reflect underwriting discounts of $         million, a structuring fee of $         million and estimated offering expenses of $         million.

Unaudited pro forma statements of operations

The Contribution

(a) Reflects the revenues and direct operating expenses associated with the Partnership Operations based on the actual results of the Partnership Operations.

The Offering

(b) To reflect the debt issuance costs of a 1.0% organization fee and annual commitment fee of 50 basis points related to the revolving credit facility.

Note 3—Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the limited partners by the number of common units and subordinated units expected to be outstanding following the Offering. For purposes of this calculation, management assumed the aggregate number of common units was             and subordinated units was             . All units were assumed to have been outstanding since January 1, 2013. Basic and diluted pro forma net income per unit are equivalent because there will be no dilutive units at the date of the closing of the Offering.

SMART SAND, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	Supplemental Unaudited Pro Forma June 30, 2014	June 30, 2014 (unaudited)	December 31, 2013
	(in thousands, except per share data)
Assets
Current assets:
Cash		$3,095	$2,119
Accounts and unbilled receivables		6,038	4,211
Inventories, net		7,374	5,465
Prepaid expenses and other current assets		534	417
Deferred tax assets, net		1,392	4,864

Total current assets		18,433	17,076
Inventories, long-term		2,894	4,531
Property, plant and equipment, net		66,905	50,143
Deferred financing costs, net		505	-
Other assets		46	46

Total assets		$88,783	$71,796

Liabilities and Stockholders’ Deficit
Current liabilities:
Line of credit		$-	$9,230
Accounts payable		1,005	270
Accrued expenses		3,937	2,013
Deferred revenue		-	183
Income taxes payable		302	196
Current portion of capital lease obligations		689	366
Current portion of notes payable		139	90
Distribution payable		-	-

Total current liabilities		6,072	12,348
Revolving credit facility, non-current, net		52,825	-
Capital lease obligations, net of current portion		1,836	-
Long-term debt, net of current portion		110	32
Deferred tax liabilities, long term, net		7,291	7,291
Asset retirement obligation		213	204
Redeemable Series A preferred stock
$0.001 par value, 100,000 and 200,000 shares authorized, 28,511 and 65,040 issued and outstanding as of June 30, 2014 and December 31, 2013, respectively		26,418	61,869

Total liabilities		94,765	81,744
Commitments and Contingencies (Note 19)
Stockholders’ deficit
Common stock, $0.001 par value, 15,000 shares authorized, 10,018 and 10,008 issued and outstanding at June 30, 2014 and December 31, 2013, respectively		-	-
Additional paid in capital		2,946	2,914
Accumulated deficit		(8,928)	(12,862)

Total stockholders’ deficit		(5,982)	(9,948)

Total liabilities and stockholders’ deficit		$88,783	$71,796

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SMART SAND, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	Six Months Ended June 30,
	2014	2013
	(in thousands, except per share data)
Revenues	$26,204	$12,754
Cost of goods sold	10,356	7,228

Gross profit	15,848	5,526
Operating expenses:
Salaries, benefits, and payroll taxes	1,553	922
Depreciation and amortization	61	54
Selling, general and administrative	1,461	726

Total operating expenses	3,075	1,702

Operating income	12,773	3,824
Other (expenses) income:
Preferred stock interest expense	(3,581)	(4,661)
Other interest expense	(763)	(342)
Other income	179	50

Total other (expenses) income	(4,165)	(4,953)
Loss on extinguishment of debt	970	-

Income (loss) before income tax expense	7,638	(1,129)
Income tax expense (benefit)	3,704	(1,007)

Net income (loss) and comprehensive income (loss)	$3,934	$(122)

Per share information:
Net income per common share:
Basic	$392.69	$(12.19)
Diluted	$331.82	$(12.19)
Weighted average number of common shares:
Basic	10,018	10,008
Diluted	11,856	11,844
Net Loss per common unit (basic and diluted)

Unaudited pro forma net income per common unit (basic) (Note 2)
Unaudited pro forma net income per common unit (diluted) (Note 2)
Unaudited pro forma net income per subordinated unit (basic and diluted) (Note 2)
Unaudited pro forma weighted average common and subordinated units outstanding (Note 2)
Common—basic
Common—diluted
Subordinated—basic and diluted

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SMART SAND, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Outstanding Shares	Par Value
	(in thousands)
Balance at December 31, 2013	10,008	$-	$2,914	$(12,862)	$(9,948)

Vesting of restricted stock	10	-	-	-	-
Stock-based compensation	-	-	32	-	32
Net income and comprehensive income	-	-	-	3,934	3,934

Balance at June 30, 2014	10,018	$-	$2,946	$(8,928)	$(5,982)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SMART SAND, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2014	2013
	(in thousands)
Operating activities:
Net income (loss)	$3,934	$(122)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and depletion	1,540	1,467
Loss on extinguishment of debt	970	-
Amortization of deferred financing cost and debt discount	27	100
Accretion of debt discount	59	-
Deferred income taxes	3,472	-
Stock-based compensation	32	18
Non-cash interest expense on Series A preferred stock	3,581	4,661
Changes in assets and liabilities:
Accounts receivable	(1,827)	(1,458)
Inventory	(272)	246
Prepaid expenses and other assets	63	27
Deferred tax assets	-	(1,052)
Deferred revenue	(183)	(1,072)
Accounts payable	735	(1,578)
Accrued expenses	2,229	877
Income tax payable	(376)	45

Net cash provided by operating activities	13,984	2,159

Investing activities:
Purchases of property, plant and equipment	(15,870)	(946)

Net cash used in investing activities	(15,870)	(946)

Financing activities:
Repayment of line of credit	(9,230)	-
Repayments of notes payable	(12)	(46)
Payments under capital leases	(59)	(55)
Payment of debt issuance costs	(533)	-
Net proceeds from revolving credit facility	52,698	-
Repayment of Series A preferred stock	(39,999)	-
Cash dividend on Series A preferred stock	(3)	(1)

Net cash provided by (used in) financing activities	2,862	(102)

Net increase in cash	976	1,111
Cash at beginning of period	2,119	1,219

Cash at end of period	$3,095	$2,330

Non-cash activities:
Investing:
Asset retirement obligation	$-	$204
Financing:
Equipment purchased with debt	178	-
Equipment purchased under capital lease	2,227	-
Debt issuance costs netted against proceeds	1,139	-
Credit facility charges added directly to debt	67	-
Cash paid for:
Interest	85	206
Income taxes	135	-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SMART SAND, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2014 and 2013

(Dollars in thousands, except per share and percentage data)

1. Organization and Nature of Business

Smart Sand, Inc. and its subsidiaries (collectively, the “Company”) headquartered in The Woodlands, Texas, was incorporated in July 2011. The Company is engaged in the excavation, processing and sale of industrial sand, or proppant, for use in hydraulic fracturing operations for the oil and gas industry. The Company completed construction of its primary facility in Oakdale, Wisconsin commenced operations in July 2012.

Reverse Stock Split

The Company’s Board of Directors (the “Board”) and stockholders approved a 1,000 to 1 reverse stock split of the Company’s common stock. The reverse stock split became effective of July 1, 2013. All share and per share amounts in the financial statements and notes thereto have been adjusted to give effect to this reverse stock split.

2. Basis of Presentation

General

The accompanying unaudited interim consolidated financial statements (“interim statements”) of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X issued by the U.S. Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these interim statements have been included. The results reported in these interim statements are not necessarily indicative of the results that may be reported for the entire year. These interim statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013.

Supplemental Unaudited Pro Forma Information

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered distributions in contemplation of that offering. Upon completion of the initial public offering of Smart Sand Partners LP (the “Partnership”), the Partnership intends to distribute approximately $             million in cash to the Company. As part of the initial public offering, the Company will own, on behalf of its members, the equity interests in the Partnership’s general partner as well as common units and subordinated units in the Partnership. The unaudited basic and diluted pro forma earnings per common unit for the Partnership for the six months ended June 30, 2014 has been calculated based on the assumed capital structure of the Partnership consisting of a non-economic general partner interest, subordinated units and common units. The outstanding preferred stock, warrants and common stock of the Company have been excluded from the Partnership’s unaudited basic and diluted pro forma earnings per common unit calculation as such units will remain obligations of the Company and not the Partnership. The common units consist of units issued to the Company plus an additional              common units, which is the number of common units that the Partnership would have been required to issue to fund the $             million distribution of total proceeds to the Company. The number of common units that the Partnership would have been required to issue to fund the $             million distribution was calculated as $             million less the

Company’s net income of $             million for the six-month period ended June 30, 2014 divided by an issue price per unit of $            , which is the assumed initial public offering price of $             per common unit less the estimated underwriting discounts, the structuring fee and offering expenses. The unaudited basic and diluted pro forma earnings per unit amounts are the same for the six months ended June 30, 2014 as it has been assumed that the Partnership will not have outstanding dilutive common units.

The unaudited pro forma balance sheet as of June 30, 2014 gives pro forma effect to the assumed distribution discussed in the preceding paragraph and the effect of the change in capitalization with respect to the elimination of the Company’s preferred stock, warrants and common stock as though the transaction was effective and the distribution was payable as of that date.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these financial statements include, but are not limited to, the sand reserves and its impact on calculating the depletion expense under the units-of-production method; the depreciation associated with property and equipment, impairment considerations of those assets; estimated cost of future asset retirement obligations; stock-based compensation; recoverability of deferred tax assets; and certain liabilities. Actual results could differ from management’s best estimates as additional information or actual results become available in the future, and those differences could be material.

The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The Company determined the estimated fair value of the preferred and common stock based on a number of objective and subjective factors, including external market conditions affecting its industry, market comparables and future discounted cash flows.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed or determinable, collectability is reasonably assured, and the risk of loss is transferred to the customer. This generally means that sales are freight on board, payment made at the origination point at the Company’s facility and title passes as the product is loaded into rail cars hired by the customer. Certain spot-rate customers have shipping terms of freight on board, payment made at the destination; the Company recognizes this revenue when the sand is received at the destination.

The Company derives its revenue by mining and processing sand that its customers purchase for various uses. Its revenues are primarily a function of the price per ton realized and the volumes sold. In some instances, its revenues also include a charge for transportation services it provides to its customers. The Company’s transportation revenue fluctuates based on a number of factors, including the volume of product it transports and the distance between its plant and customers.

The Company sells a limited amount of its products under short-term price agreements or at prevailing market rates. The majority of the Company’s revenues are realized through take-or-pay supply agreements with three customers. Initial terms of these contracts expire from 2016 through 2018; certain contracts include extension periods, as defined in the respective contracts. These agreements define, among other commitments, the volume of product that its customers must purchase, the volume of product that the Company must provide and the price that the Company will charge and that its customers will pay for each ton of contracted product. Prices under these agreements are generally fixed and subject to adjustment, upward or downward, only for certain changes in published producer cost indices or market factors. As a result, the Company’s realized prices may not grow at rates consistent with broader industry pricing. For example, during periods of rapid price growth, its realized prices may grow more slowly than those of competitors, and during periods of price decline, its realized prices may outperform industry averages. With respect to the take-or-pay arrangements, if the customer is not allowed to make up deficiencies, the Company recognizes revenues to the extent of the minimum contracted quantity, assuming payment has been received or is reasonably assured. If deficiencies can be made up, receipts in excess of actual sales are recognized as deferred revenues until production is actually taken or the right to make up deficiencies expires.

At June 30, 2014, the Company determined that no amounts related to minimum commitments under customer contracts were due or payable to the Company.

Amounts invoiced or received from customers in advance of sand deliveries are recorded as deferred revenue.

Deferred Financing Charges

Direct costs incurred in connection with debt financing have been capitalized and are being amortized using the straight-line method, which approximates the effective interest method, over the life of the debt. Amortization expense is included in interest expense. Fees attributable to the lender of $1,139 are presented as a discount to the carrying value of debt.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued expenses, approximates their fair value due to the short maturity of such instruments. Financial instruments also consist of debt for which fair value approximates carrying values as the debt bears interest at a variable rate which is reflective of current rates otherwise available to the Company. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Fair Value Measurements

The Company’s financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable, which are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—Unobservable inputs that reflect the Company’s assumptions that market participants would use in pricing assets or liabilities based on the best information available.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of ASC Topic 718, Compensation—Stock Compensation (ASC 718), which requires the recognition of expense related to the fair value of stock-based compensation awards in the Statements of Operations and Comprehensive Loss.

For restricted stock issued to employees and members of the Board for their services on the Board, the Company estimates the grant date fair value of each share of restricted stock at issuance. For awards subject to service-based vesting conditions, the Company recognizes stock-based compensation expense, net of estimated forfeitures, equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. For awards subject to both performance and service-based vesting conditions, the Company recognizes stock-based compensation expense using the straight-line recognition method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Share-based payments issued to non-employees are recorded at their fair values, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period in accordance with the provisions of ASC 718 and ASC Topic 505, Equity. The grant date fair value was calculated based on a weighted analysis of (i) publicly-traded companies in similar line of business to the Company (market comparable method) – Level 2 inputs, and (ii) discounted cash flows of the Company – Level 3 inputs.

Income Taxes

The Company applies the provisions of ASC Topic 740 “Income Taxes” (“ASC 740”), which principally utilizes a balance sheet approach to provide for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of net operating loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The impact of an uncertain income tax position on the income tax returns must be recognized at the largest amount that is more-likely-than-not to be required to be recognized upon audit by the relevant taxing authority. This standard also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting for interim periods, disclosure and transition issues with respect to tax positions. The Company includes interest and penalties as a component of income tax expense in the consolidated statement of operations. For the periods presented, no interest and penalties were recorded.

Deferred Revenue

The Company receives advance payments from certain customers in order to secure and procure a reliable provision and delivery of product. The Company classifies such advances as current or noncurrent liabilities depending upon the anticipated timing of delivery of the supplied product. Revenue is recognized upon the delivery of the product.

Environmental Matters

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Management has established procedures for the ongoing evaluation of the Company’s operations, to identify potential environmental exposures and to comply with regulatory policies and procedures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed as incurred. Liabilities are recorded when environmental costs are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. As of June 30, 2014 and December 31, 2013, there were no probable environmental matters.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) was equal to net income (loss) for all periods presented.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment. All long-lived assets of the Company reside in the United States.

Basic and Diluted Net Income (Loss) Per Share of Common Stock

Basic net income (loss) per share of common stock is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, excluding the dilutive effects of preferred stock, warrants to purchase common stock and restricted stock. Diluted net income (loss) per share of common stock is computed by dividing the net income (loss) attributable to common stockholders by the sum of the weighted-average number of shares of common stock outstanding during the period plus the potential dilutive effects of preferred stock and warrants to purchase common stock, and restricted stock outstanding during the period calculated in accordance with the treasury stock method, although these shares, restricted stock and warrants are excluded if their effect is anti-dilutive. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between basic and diluted net loss per share of common stock for the six months ended June 30, 2013.

The following table sets reconciles the weighted-average common shares outstanding used in the calculation of basic net income per share to the weighted average common shares outstanding used in the calculation of diluted net income per share for the six months ended June 30, 2014:

For six months ended June 30,	2014	2013
Determination of shares:
Weighted average common shares outstanding	10,018	10,008
Assumed conversion of warrant	1,818	1,818
Assumed conversion of restricted stock	20	18

Diluted weighted-average common stock outstanding	11,856	11,844

Recent Accounting Pronouncements

On April 5, 2012, the Jump-Start Our Business Startups Act (the JOBS Act) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” The Company is considered an emerging growth company, but has elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. As a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, (“ASU 2014-09”), “Revenue from Contracts with Customers”. The objective of ASU 2014-19 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new guidance, an entity will (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the contract’s performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. The new guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016 for public companies. Early adoption is not permitted. Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. The Company is currently evaluating the new guidance and has not determined the impact this standard may have on its consolidated financial statements nor decided upon the method of adoption.

In July 2013, the FASB amended Accounting Standards Codification (“ASC Topic 740”), “Income Taxes.” The amendment provides guidance on the consolidated financial statement presentation of an unrecognized tax benefit, as either a reduction of a deferred tax asset or as a liability, when a net operating loss carry-forward, a similar tax loss or a tax credit carry-forward exists. The amendment will be effective for interim and annual periods beginning after December 15, 2013 and may be applied on a retrospective basis. Early adoption is permitted. The Company does not expect the adoption of this amendment to have a material effect on the Company’s consolidated financial statements.

In February 2013, the FASB issued amended guidance on the recognition, measurement, and disclosure of certain obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Such arrangements may include debt, other contractual obligations, and settled litigation and judicial rulings. The amended guidance is to be applied retrospectively to all prior periods presented. This guidance will be effective for the Company beginning January 1, 2014. The Company anticipates that the adoption of this amended guidance will not materially affect its consolidated financial position, result of operations or cash flows.

In December 2011 and January 2013, the FASB issued amended guidance on disclosures pertaining to certain assets and liabilities that are either offset in an entity’s financial statements or those that are subject to a master netting agreement or similar arrangement. The scope of these disclosures is limited to derivatives, repurchase agreements and securities lending transactions. The Company adopted this guidance effective January 1, 2013, and, as it only impacts disclosures, it did not affect the Company’s consolidated financial position, result of operations or cash flows.

4. Inventories

Inventories consisted of the following:

	June 30, 2014	December 31, 2013
Raw material	$106	$365
Work-in-progress	9,948	9,484
Finished goods	193	105
Spare parts	21	42

Total	10,268	9,996
Less: current portion	7,374	5,465

Inventories, long-term	$2,894	$4,531

5. Property, Plant and Equipment

Property, plant and equipment consists of:

	June 30, 2014	December 31, 2013
Machinery, equipment and tooling	$4,076	$1,470
Vehicles	516	309
Furniture and fixtures	59	40
Plant and building	30,667	30,605
Real estate properties	1,786	1,220
Railroad and sidings	7,070	7,070
Land and improvements	8,329	7,534
Asset retirement obligation	204	204
Mineral properties	8,781	5,999
Construction in progress	11,391	126

	72,879	54,577
Less: accumulated depreciation and depletion	(5,974)	(4,434)

Property, plant and equipment, net	$66,905	$50,143

Depreciation expense was $1,545 and $1,452 for the six months ended June 30, 2014 and June 30, 2013, respectively. During the six months ended June 30, 2014 the Company capitalized no interest during the construction period of the plant and buildings.

6. Accrued Expenses

Accrued expenses were comprised of the following:

	June 30, 2014	December 31, 2013
Employee related expenses	$473	$107
Retainage accrual	570	636
Accrued real estate taxes	472	498
Accrued freight charges	50	135
Accrued site work	1,306	280
Accrued Interest line of credit	524	-
Other accrued liabilities	543	357

Total Accrued Expenses	$3,938	$2,013

7. Line of Credit

On July 2, 2012, the Company obtained a one-year $10,000 line of credit from a bank. The line of credit had an interest rate of Prime plus 1%. In July 2012, the Company borrowed $6,000 under the line of credit. In August 2012, the Company borrowed the remaining $4,000 under the line of credit. The majority holder of the Company’s common stock (and the sole holder of the Series A Preferred Stock) guaranteed the line of credit. In connection with the guarantee, the Company agreed to pay the holder of the Series A Preferred Stock additional stock dividends of 0.32% per annum through the maturity date of the line of credit. In July 2013, the line of credit was extended through July 9, 2014 and bore an interest rate of Prime plus 0.35% (3.60% as of June 30, 2014). Once a portion of the line of credit has been repaid, it cannot be re-borrowed. There were no financial covenants associated with the agreement. Interest expense under the line of credit was approximately $80 and $215 for the six months ended June 30, 2014 and June 30, 2013, respectively. On March 28, 2014, the outstanding balance of $9,256, which included accrued interest, was paid in full.

On March 28, 2014, Smart Sand Inc. and its wholly-owned subsidiary Fairview Cranberry Company, LLC entered into a $72,500 revolving credit and security agreement (“the Credit Agreement”) as borrowers (“the Borrowers”), and PNC Bank National Association, as administrative agent and collateral agent. The Credit Agreement provides for a $72,500 variable rate senior secured revolving credit facility (“revolving credit facility”) which was available to repay a $40,000 portion of the outstanding Preferred Shares (Note 10) and the outstanding balance of the line of credit described above. In addition, the revolving credit facility was available to fund fees and expenses totaling $1,672 incurred in connection with the credit facility, and for general business purposes, including working capital requirements, capital expenditures, and permitted acquisitions. In addition, the Credit Agreement includes a sublimit of up to $5,000 for the issuance of letters of credit. Substantially all of the assets of the Borrowers are pledged as collateral under the Credit Agreement. The revolving credit facility matures on March 28, 2019.

Loans under the revolving credit facility bear interest at the Borrowers’ option at either:

•	A Base Rate (as defined in the Credit Agreement), which will be the base commercial lending rate of PNC Bank, as publicly announced to be in effect from time to time, plus an applicable margin ranging from 2.50% to 3.00% based on our total leverage ratio; or

•	LIBOR plus an applicable margin ranging from 3.50% to 4.00% based on our total leverage ratio

The Company also incurred certain commitment fees on committed amounts that are neither used for borrowings nor under letters of credit.

The Company initially borrowed $53,837. Of the $1,672 of direct financing costs, $1,139 was recorded as debt discount against the amount borrowed, resulting in net proceeds of $52,698. The debt discount is being amortized to interest expense over the remaining term of the credit facility using the effective interest rate method. The unamortized debt discount balance was $1.1 million as of June 30, 2014. The remaining direct costs for professional and legal fees of $533 were recorded as deferred financing costs. As a result of this transaction, the Company recognized an approximate $970 loss on extinguishment of debt.

The Credit Agreement contains various covenants and restrictive provisions and requires maintenance of financial covenants, including a fixed charge coverage ratio and a total leverage ratio (as defined in the Credit Agreement).

At June 30, 2014, the Company was in compliance with the financial covenants and had undrawn availability under this credit facility totaling $17,825. At June 30, 2014 the Company’s outstanding borrowings under the Credit Agreement bears interest at a weighted-average rate of 3.98%.

8. Capital Leases

During 2012, the Company entered into a lease arrangement to lease equipment. The Company evaluated the lease at inception and determined the agreement contained a bargain purchase option. Accordingly, the equipment with a cost of $626 has been capitalized and included in the Company’s property, plant and equipment. During 2014, the Company entered into approximately $2,227 of new capital lease arrangements to lease equipment. Total assets under capital lease were $2,853 as of June 30, 2014. Depreciation expense under capital lease assets was approximately $88 and $63 for the six months ended June 30, 2014 and June 30, 2013, respectively.

Future minimum lease payments for capital leases as of June 30, 2014 are as follows:

Period ending June 30,	Amount
2015	$792
2016	483
2017	803
2018	716
2019	10

Total minimum lease payments	$2,804
Amount representing interest at 4.8% - 6.3%	(279)

Present value of net minimum lease payments	$2,525
Less: current portion	(689)

Capital Lease Obligations, net of current portion	$1,836

9. Notes Payable

The Company financed certain equipment and automobile purchases by entering into various debt agreements. Interest rates on these notes ranged from 0% to 8.39%. Aggregate maturities of notes payable are as follows:

Period ending June 30,
2015	$139
2016	95
2017	15

Total	249
Less: current portion	(139)

Long-Term Debt	$110

10. Asset Retirement Obligation

The Company had a post closure reclamation and site restoration obligation of $213 as of June 30, 2014. The following is a reconciliation of the total reclamation liability for asset retirement obligations:

Balance at December 31, 2013	$204
Additions to liabilities	-
Accretion expenses	9

Balance at June 30, 2014	$213

11. Mandatorily Redeemable Series A Preferred Stock

On September 13, 2011, the Company entered into a financing agreement with an Investor (“Series A Investor”). The agreement provides for the sale of Series A Preferred Stock (“Preferred Shares”) to the Company in three tranches. As part of this agreement, the investor received 22,000 Preferred Shares with an issuance price of $1,000 per share as well as 6,500 shares of common stock in exchange for gross proceeds of $22,000 in September 2011. The second tranche of 26,000 Preferred Shares was issued in January 2012, in exchange for gross proceeds of $26,000. The third tranche of up to 27,000 Preferred Shares is available to the Company at the discretion of the Company’s board of directors.

The Company authorized 200,000 shares of Series A Preferred Stock. Effective July 1, 2013, the Company reduced the number of authorized Preferred Shares to 100,000. The holders of the Preferred Shares are not entitled to vote, but are entitled to elect three of the five directors on the board of directors. In the event of liquidation, after provision for payment of all debts and liabilities of the Company, the holders of the Preferred Shares, before any payment shall be made to the holders of common stock, shall be entitled to receive the original issuance price per share, for all outstanding preferred shares plus any unpaid accrued dividends. If upon any such liquidation event the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which otherwise be respectively entitled. Dividends accrue and accumulate on the Preferred Shares, whether or not earned or declared, at the rate of 15% per annum and compound quarterly on April 1, July 1, October 1 and January 1. Dividends are paid in-kind with additional Preferred Shares; fractional share portion of calculated dividends are paid in cash. In-kind dividends are accounted for as interest expense and are accrued as part of the long-term liability in the consolidated balance sheets. The Company issued 2,042 and 4,368 Preferred Shares for dividends in the six months ended June 30, 2014 and 2013, respectively. For the six months ended June 30, 2014 and June 30, 2013, the Company incurred $3,581 and $4,661 of interest expense related to the Preferred Shares, respectively; none of this expense was capitalized into property, plant and equipment in the consolidated balance sheets.

The Preferred Shares are mandatorily redeemable on September 13, 2016. The redemption price is the original issuance price per share of all outstanding preferred shares plus any unpaid accrued dividends. The Company has an option to repay the Preferred Shares before September 13, 2016; if this option is exercised, the Company must repay at least $1,000. The Preferred Shares are not convertible into common stock or any other security issued by the Company. As a result of the Preferred Shares’ mandatory redemption feature, the Company classified these securities as long-term liabilities in the accompanying consolidated balance sheets as of June 30, 2014 and December 31, 2013, respectively.

The Company incurred $1,698 of transaction costs in connection with the issuance of the first tranche of the Preferred Shares. The transaction costs and the allocation of value to the common shares (see Note 12) have been recorded as a reduction of the carrying amount of the Preferred Shares long-term liability. The Company incurred $1,639 of transaction costs in connection with the issuance of the second tranche of the Preferred Shares. The Preferred Shares liability will be accreted to the face value with a corresponding charge to interest expense over the remaining term of the Preferred Shares to present the face value of the Preferred Shares mandatory redemption date value on September 13, 2016.

On March 28, 2014, as part of the financing transaction disclosed in Note 7, $40,000 was redeemed by and paid to the holders of Preferred Shares. As a result of this transaction, the Company recognized a $970 loss on extinguishment of debt as a result of the repayment.

At June 30, 2014, the Series A Redeemable Convertible Preferred Stock consisted of:

Face value	$26,469
Unaccreted allocation of value to common stock	(579)
Unaccreted issuance costs	(1,722)
Accumulated dividends	2,042
Accretion of transaction costs	208

Total Series A Redeemable Convertible Preferred Stock	$26,418

At June 30, 2014 the liquidation value of the Series A Preferred Stock is $28,511.

12. Common Stock

The Company had 15,000 authorized and 10,018 issued shares of common stock at June 30, 2014. The holders of the common stock are entitled to one vote per share.

The stockholders’ agreement provides certain restrictions on all classes of stock for the transfer of shares or the issuance of additional shares. In the event a stockholder proposes to sell their shares, other investors in the Company and then the Company itself have a right of first refusal to purchase the shares, as defined. Alternatively, if a stockholder proposes to sell their shares, other stockholders have the right to participate in the sale based on a formula, as defined. Additionally, the stockholders’ agreement also restricts the Company from selling or issuing additional shares of stock, securities convertible into stock or options, warrants or rights to purchase stock without stockholder approval, as defined.

In the event of a sale of the Company, as defined, where the board of directors of the Company and at least a majority of the Preferred Shares and common stockholders agree to sell substantially all the assets or capital stock of the Company, all remaining stockholders are required to participate in the transaction.

The holder of the Series A Preferred Shares was issued 6,500 shares of common stock for no cash consideration in 2011. As a result and in order to recognize the value of the common stock issued, $1,179 was bifurcated from the proceeds of the Series A Preferred Shares and allocated to the 6,500 shares of common stock received by Series A Investor. The Company used a current value method to determine the fair value of the shares at the issuance date since the company was at such an early stage of development that no material progress had been made to the Company’s business plan. As discussed in Note 11, the amount allocated to the Series A Investor’s common shares will be accreted to the face value of the Preferred Shares with a corresponding charge to interest expense over the 5-year term of the Preferred Shares.

Certain management stockholders have pledged 2,680 shares of common stock as a guarantee of performance on the Series A Preferred Shares (Note 11).

13. Warrants

Contemporaneous with the financing transaction in 2012 described in Note 11, the Company issued certain management stockholders warrants to purchase 1,818 shares of common stock for a purchase price of $10.00 per share. The warrants are scheduled to expire 8 years after issuance. The warrants are exercisable upon the achievement of certain triggering events, as defined, in the warrant agreements. No expense was recorded related to these warrants during the six months ended June 30, 2014 and 2013, because the performance criteria were not met.

14. Stock-Based Compensation

In May 2012, the Board approved the 2012 Equity Incentive Plan (“Plan”), which provides for the issuance of Awards (as defined in the Plan) of up to a maximum of 200 shares of the Company’s common stock to employees, non-employee members of the Board, and consultants of the Corporation. The awards can be issued in the form of incentive stock options, non-qualified stock options or restricted stock, and have expiration dates of 5 or 10 years after issuance, depending whether the recipient already holds above 10% of the voting power of all classes of the Company’s shares. The exercise price will be based on the fair market value of the share on the date of issuance; vesting periods will be determined by the board upon issuance of the Award.

During the six months ended June 30, 2014, 100 shares of restricted stock were issued under the Plan. The grant date fair value of the restricted stock ranged from $4,160 - $17,732 per share. The grant date fair value was calculated based on a weighted analysis of (i) publicly-traded companies in similar line of business to the Company (market comparable method)—Level 2 inputs, and (ii) discounted cash flows of the Company—Level 3 inputs. The Company recognized $32 and $18 of compensation expense for the vested restricted stock during the six months ended June 30, 2014 and 2013, respectively. As of June 30, 2014 the Company had unrecognized compensation expense of $944.

The following table summarizes restricted stock activity under the Plan from January 1, 2013 through June 30, 2014:

	Number of Shares	Weighted Average
January 1, 2013	25.0	$4,160

Granted	7.5	6,097
Vested	(8.3)	(4,160)
Forfeiture	-	-

Unvested, December 31 2013	24.2	4,761

Granted	100	17,732
Vested	(9.3)	(4,564)
Forfeiture	-	-

Unvested, June 30, 2014	114.9	$17,232

The total fair value of the granted restricted stock is determined by utilizing the underlying fair value of the common stock at the date of grant. The grant date fair value was calculated based on a weighted analysis of (i) publicly-traded companies in similar line of business to the Company (market comparable method)—Level 2 inputs, and (ii) discounted cash flows of the Company—Level 3 inputs.

From July 1, 2014 through the date the financial statements were available to be issued, the Company issued an additional 52 shares of restricted stock under the Plan. Additionally, the Plan was amended to provide for the issuance of Awards of up to a maximum of 400 shares of the Company’s common stock to employees, non-employee members of the Board, and consultants of the Corporation.

15. Income Taxes

The Company calculates its interim income tax provision in accordance with ASC 740. At the end of each interim period, the Company makes an estimate of the annual expected effective tax rate and applies that rate to its ordinary year-to-date earnings or loss. In addition, the effect of changes in enacted tax laws, rates or tax status is recognized in the interim period in which the change occurs.

The computation of the annual expected effective tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected operating income for the year, projections of the proportion of income (or loss) earned and taxed in foreign jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired or additional information is obtained. The computation of the annual effective tax rate includes modifications, which were projected for the year, for share based compensation, the domestic manufacturing deduction and state research and development credits among others.

For the six months ended June 30, 2014, the Company recorded a tax provision of $3,704, for federal and state income taxes. For the six months ended June 30, 2013, the Company recorded a benefit of $1,007.

16. 401(k) Plan

The Company has a defined contribution plan that covers all employees over the age of 21 who have been employed for at least 90 days. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. In accordance with the provisions of the plan, the Company may make discretionary contribution to the account of each participant. During the six months ended June 30, 2014 and 2013, the Company made contributions of $32 and $45, respectively.

17. Concentrations

As of June 30, 2014 and December 31, 2013, three suppliers accounted for 61% and two suppliers accounted for 51% of the Company’s accounts payable, respectively. For the six months ended June 30, 2014 and 2013, three suppliers accounted for 40% and one supplier accounted for 14% of the Company’s cost of goods sold, respectively.

As of June 30, 2014, two customers accounted for 57% and 21% of the Company’s accounts receivable. As of December 31, 2013, two customers accounted for 78% and 11% of the Company’s accounts receivable.

For the six months ended June 30, 2014, two customers accounted for 39% and 36% of the Company’s revenue. For the six months ended June 30, 2013, two customers accounted for 78% and 16% of the Company’s revenue.

The Company’s inventory and operations are located in Wisconsin. There is a risk of loss if there are significant environmental, legal or economic change to this geographic area.

18. Related Party Transactions

For the six months ended June 30, 2014 and 2013, the Company reimbursed the Series A Investor $32 and $0 respectively, for certain out-of-pocket and other expenses in connection certain management and administrative support services provided. For the six months ended June 30, 2014 and 2013, the Company expensed $72 and $40, respectively, for services under a consulting agreement from a relative of a Company stockholder.

19. Commitments and Contingencies

Leases

The Company is obligated under certain operating leases and rental agreements for railroad cars, office space, and other equipment. Future minimum annual commitments under such operating leases at June 30, 2014 are as follows:

Period ending June 30,
2015	$1,114
2016	1,040
2017	980
2018	—
2019	—
Thereafter	—

Expense related to operating leases and rental agreements was $445 and $52 for the six months ended June 30, 2014 and 2013.

Subsequent to June 30, 2014, the Company entered into various additional operating leases for plant and rail equipment and office space.

Litigation

The Company is periodically involved in litigation and claims incidental to its operation. Management believes that any pending litigation will not have a material impact the Company’s financial position.

Employment Agreements

Certain of the Company’s executives are employed under employment agreements, the terms of which provide for, among other things, a base salary plus additional compensation including an annual bonus based on the percentage as defined and agreed upon by the board based on service and/or performance in a given calendar year. The agreements, which contain one year automatic renewals, provide for benefits that are customary for senior-level employees. The Company is required to pay severance under these agreements under certain conditions, as defined, in the event employment of these key executives is terminated. The Company’s commitment under these agreements is $1,100 as of December 31, 2013. The agreements which were originally scheduled to expire in September 2013 were extended until May 15, 2016; the remaining agreements are scheduled to expire in May 15, 2017. The Company’s commitment under these amended agreements is $875.

Consulting Agreements

On August 1, 2010, the Company entered into a consulting agreement related to the purchase of land with a third party. The third party acted as an agent for the Company to obtain options to purchase certain identified real property in Wisconsin, as well as obtain permits and approvals necessary to open, construct and operate a sand mining and processing facility on such real property. The agreement continues for two years after the closing of one or more of the identified real properties. The third party’s compensation consists of $10 per month through the end of the agreement, reimbursement of expenses, and $1 per each acre purchased as a closing fee. For the six months ended June 30, 2014 and 2013, the Company paid the third party $0 and $60, respectively, in consulting fees, expense reimbursements and closing costs. These costs have been capitalized in property and equipment in the accompanying consolidated balance sheets as they relate to the acquisition of land.

In addition to the aforementioned fees, the third-party agreement provides for tonnage fees based upon mining operations. The payment of $0.50 per sold ton of certain grades of sand that were mined and sold from the properties acquired under the agreement begins with the second year of operations of the plant and continues indefinitely. The minimum annual tonnage fee is $200. During the six months ended June 30, 2014 and 2013, the Company incurred $151 and $125 related to tonnage fees, respectively.

Letters of Credit

As of June 30, 2014, the Company has an outstanding letter of credit to the favor of Monroe County, Wisconsin for $770. The Company provided this letter of credit to assure performance under the reclamation plan filed with Monroe County.

During July 2014, the Company issued a letter of credit for approximately $1,250 to a fuel pipeline common carrier to expand the pipeline capability to the Company’s plant location.

Other

In connection with a planned plant expansion the Company was committed to expenditures of approximately $1,500 at June 30, 2014, which we expect to be fulfilled by end of 2014. The Company anticipates incurring additional expenditures in the second half of 2014 related to this plant expansion.

Subsequent to June 30, 2014 and through the date the financial statements were available to be issued, the Company entered into a seven-year long-term fuel arrangement with third party to provide certain services/products. The Company’s minimum obligation over the term of these contracts is $2,132.

20. Subsequent Events

The Company has evaluated events and transactions subsequent to the balance sheet date and through August 28, 2014, the date of this report and the date the financial statements were available to be issued. Based on this evaluation, except for those events or transactions disclosed in Note 19, the Company is not aware of any events or transactions that occurred subsequent to December 31, 2013 through August 28, 2014 that would require recognition or disclosure in the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and General Partner

Smart Sand Partners LP

We have audited the accompanying consolidated balance sheets of Smart Sand, Inc. and Subsidiaries (collectively “Predecessor Entity”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Predecessor Entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor Entity’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor Entity’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smart Sand, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain adjustments were made to correct errors in the previously issued 2012 and 2013 consolidated financial statements.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

August 28, 2014

SMART SAND, INC.

CONSOLIDATED BALANCE SHEETS

	Supplemental Unaudited Pro Forma December 31, 2013	December 31,
		2013	2012
	(in thousands, except per share data)
Assets
Current assets:
Cash		$2,119	$1,219
Accounts receivable		4,211	1,656
Inventories, net		5,465	3,282
Prepaid expenses and other current assets		417	273
Deferred tax assets, net		4,864	-

Total current assets		17,076	6,430
Inventories, long-term		4,531	-
Property, plant and equipment, net		50,143	51,695
Other assets		46	41

Total assets		$71,796	$58,166

Liabilities and Stockholders’ Deficit
Current liabilities:
Line of credit		$9,230	$10,000
Accounts payable		270	2,035
Accrued expenses		2,013	1,582
Deferred revenue		183	2,067
Income taxes payable		196	-
Current portion of capital lease obligations		366	112
Current portion of notes payable		90	88
Distribution payable		-	-

Total current liabilities		12,348	15,884
Capital lease obligations, net of current portion		-	366
Notes payable, net of current portion		32	122
Deferred tax liabilities, net		7,291	-
Asset retirement obligation		204	-
Redeemable Series A preferred stock
$0.001 par value, 100,000 and 200,000 shares authorized, 65,040 and 22,985 issued and outstanding at December 31, 2013 and 2012, respectively		61,869	52,197

Total liabilities		81,744	68,569
Commitments and contingencies (Note 18)
Stockholders’ deficit
Common stock, $0.001 par value, 15,000 shares authorized, 10,008 and 10,000 issued and outstanding at December 31, 2013 and 2012, respectively		-	-
Additional paid in capital		2,914	2,874
Accumulated deficit		(12,862)	(13,277)

Total stockholders’ deficit		(9,948)	(10,403)

Total liabilities and stockholders’ deficit		$71,796	$58,166

The accompanying notes are an integral part of these financial statements.

SMART SAND, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2013	2012
	(in thousands, except per share data)
Revenues	$26,656	$6,925
Cost of goods sold	9,745	6,023

Gross profit	16,911	902
Operating expenses:
Salaries, benefits, and payroll taxes	1,928	1,616
Depreciation and amortization	110	296
Selling, general and administrative	1,705	1,539

Total operating expenses	3,743	3,451

Operating income (loss)	13,168	(2,549)
Other (expenses) income:
Preferred stock interest expense	(9,674)	(6,827)
Other interest expense	(528)	(331)
Other income	72	22

Total other (expenses) income	(10,130)	(7,136)

Income (loss) before income tax expense	3,038	(9,685)
Income tax expense (benefit)	2,623	(11)

Net income (loss) and comprehensive income (loss)	$415	$(9,674)

Per share information:
Net income (loss) per common share:
Basic	$41.46	$(967.40)
Diluted	$35.03	$(967.40)
Weighted average number of common shares
Basic	10,008	10,000
Diluted	11,848	11,826
Net Loss per common unit (basic and diluted)

Unaudited pro forma net income per common unit (basic) (Note 3)
Unaudited pro forma net income per common unit (diluted) (Note 3)
Unaudited pro forma net income per subordinated unit (basic and diluted) (Note 3)
Unaudited pro forma weighted average common and subordinated units outstanding (Note 3)
Common—basic
Common—diluted
Subordinated—basic and diluted

The accompanying notes are an integral part of these financial statements.

SMART SAND, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Outstanding Shares	Par Value
	(in thousands)
Balance at December 31, 2011	10,000	$-	$2,854	$(3,603)	$(749)
Stock-based compensation	-	-	20		20
Net and comprehensive loss	-	-	-	(9,674)	(9,674)

Balance at December 31, 2012	10,000	$-	$2,874	$(13,277)	$(10,403)
Vesting of restricted stock	8	-	-	-	-
Stock-based compensation	-	-	40	-	40
Net and comprehensive income	-	-	-	415	415

Balance at December 31, 2013	10,008	$-	$2,914	$(12,862)	$(9,948)

The accompanying notes are an integral part of these financial statements.

SMART SAND, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012
	(in thousands)
Operating activities:
Net income (loss)	$415	$(9,674)

Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and depletion	2,967	1,464
Loss of disposal on assets	2	—
Amortization of non-compete agreement	—	175
Amortization of deferred financing charges	100	100
Deferred income taxes	2,427	—
Stock-based compensation	40	20
Non-cash interest expense on Series A preferred stock	9,674	6,827
Changes in assets and liabilities:
Accounts receivable	(2,556)	(1,656)
Inventory	(6,714)	(3,282)
Prepaid expenses and other assets	(249)	(283)
Deferred revenue	(1,883)	2,067
Accounts payable	(1,765)	2,035
Accrued expenses	282	1,025
Income tax payable	196	(2)

Net cash provided by (used in) operating activities	2,936	(1,184)

Investing activities:
Proceeds from disposal of assets	49	—
Purchases of property, plant and equipment	(1,091)	(40,626)

Net cash used in investing activities	(1,042)	(40,626)

Financing activities:
(Repayment of) proceeds from line of credit	(770)	10,000
Repayments of long-term debt	(109)	(36)
Payments under capital leases	(112)	(58)
Proceeds from issuance of Series A preferred stock	—	26,000
Preferred stock transaction costs	—	(1,639)
Cash dividends on Series A preferred stock	(3)	(8)

Net cash (used in) provided by financing activities	(994)	34,259

Net increase (decrease) in cash	900	(7,551)
Cash at beginning of period	1,219	8,770

Cash at end of period	$2,119	$1,219

Non-cash activities:
Investing:
Asset retirement obligation	$204	$—
Financing:
Equipment purchased with debt	21	66
Equipment purchased under capital lease	—	532
Capitalized non-cash interest in property, plant and equipment	—	811
Capitalized expenditures in accrued expenses	555	488
Cash paid for:
Interest	435	194
Income taxes	157	2

The accompanying notes are an integral part of these financial statements.

SMART SAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2013 and 2012

(Dollars in thousands, except per share and percentage data)

1. Organization and Nature of Business

Smart Sand, Inc. and its subsidiaries (collectively, the “Company”) headquartered in The Woodlands, Texas, was incorporated in July 2011. The Company is engaged in the excavation, processing and sale of industrial sand, or proppant, for use in hydraulic fracturing operations for the oil and gas industry. The Company completed construction of its primary facility in Oakdale, Wisconsin and commenced operations in July 2012.

Reverse Stock Split

The Company’s Board of Directors (the “Board”) and stockholders approved a 1,000 to 1 reverse stock split of the Company’s common stock. The reverse stock split became effective of July 1, 2013. All share and per share amounts in the financial statements and notes thereto have been adjusted to give effect to this reverse stock split.

2. Correction of prior period errors

During the preparation of the Company’s financial statements, the Company discovered a number of accounting errors related to transactions that had been recorded in the consolidated financial statements as of December 31, 2013 and 2012 and for the years then ended. The errors in the Company’s previously issued consolidated financial statements have been corrected during the preparation of the accompanying consolidated financial statements.

	Year Ended December 31, 2012
	2012	Restatement Adjustments			2012
	(previously issued)				(restated)
Balance Sheet:
Inventories, net	$4,831	$(1,549)	(a	)	$3,282
Prepaid and other current assets	(11)	11	(c	)	-
Total assets	59,704	(1,538)			58,166
Redeemable Series A preferred stock	53,175	(978)	(b	)	52,197
Total liabilities	69,547	(978)			68,569
Additional paid in capital	1,937	937	(b	)	2,874
Accumulated deficit	(11,780)	(1,497)			(13,277)
Total stockholders’ deficit	(9,843)	(560)			(10,403)
Total liabilities and stockholders’ deficit	59,704	(1,538)			58,166

Statement of Operations and Comprehensive Income (Loss):
Cost of goods sold	$4,474	$1,549	(a	)	$6,023
Preferred stock interest expense	(6,852)	25	(b	)	(6,827)
Income tax expense (benefit)	-	(11)	(c	)	(11)
Net income (loss) and comprehensive income (loss)	(8,161)	(1,513)			(9,674)

Per share information:
Net income (loss) per common share:
Basic	$(816.11)	$(151.29)			$(967.40)
Diluted	$(816.11)	$(151.29)			$(967.40)

	Year Ended December 31, 2012
	2012	Restatement Adjustments			2012
	(previously issued)				(restated)
Weighted average number of common shares
Basic	10,000				10,000
Diluted	11,826				11,826

Statement of Cash Flows:
Operating Activities:
Net income (loss)	$(8,161)	$(1,513)			$(9,674)
Non-cash interest expense on Series A preferred stock	6,852	(25)	(b	)	6,827
Changes in assets and liabilities:
Inventory	(4,831)	1,549	(a	)	(3,282)
Income taxes payable	9	(11)	(b	)	(2)
Net cash (used in) provided by operating activities	(4,210)	3,026			(1,184)

	Year Ended December 31, 2013
	2013	Restatement Adjustments			2013
	(previously issued)				(restated)
Balance Sheet:
Inventories, net	$5,895	$(430)	(a	)	$5,465
Deferred tax assets, net	4,348	516	(c	)	4,864
Inventories, long term	5,280	(749)			4,531
Total assets	72,293	(497)			71,796
Income taxes payable	116	80	(c	)	196
Deferred tax liabilities, net	8,454	(1,163)	(c	)	7,291
Redeemable Series A preferred stock	63,003	(1,134)	(b	)	61,869
Additional paid in capital	1,926	988	(b	)	2,914
Accumulated deficit	(13,728)	866			(12,862)
Total stockholders’ deficit	(11,792)	1,844			(9,948)
Total liabilities and stockholders’ deficit	72,293	(497)			71,796

Statement of Operations and Comprehensive Income (Loss):
Cost of goods sold	$10,200	$(455)	(a	)	$9,745
Preferred stock interest expense	(9,831)	157	(b	)	(9,674)
Income tax expense (benefit)	4,377	(1,754)	(c	)	2,623
Net income (loss) and comprehensive income (loss)	(1,887)	2,302			415

Per share information:
Net income (loss) per common share:
Basic	$(188.70)	$230.02			$41.46
Diluted	$(188.70)	$194.29			$35.03
Weighted average number of common shares
Basic	10,008				10,008
Diluted	11,848				11,848

	Year Ended December 31, 2013
	2013	Restatement Adjustments			2013
	(previously issued)				(restated)

Statement of Cash Flows:
Operating Activities:
Net income (loss)	$(1,887)	$2,302			$415
Deferred income taxes	4,105	(1,678)	(c	)	2,427
Non-cash interest expense on Series A preferred stock	9,830	(156)	(b	)	9,674
Changes in assets and liabilities:
Inventory	(6,269)	(445)	(a	)	(6,714)
Income taxes payable	116	80	(c	)	196
Net cash provided by operating activities	2,861	75			2,936

The most significant of these errors related to a) valuation method of the Company’s inventory in 2013 and 2012, b) the treatment of the value assigned to the preferred shares and common shares received by the Series A Investor, as defined in Note 10, in September 2011, and c) the tax implications of errors a) and b).

3. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Consolidation

The accompanying consolidated financial statements include the accounts of Smart Sand, Inc., its wholly-owned subsidiaries Fairview Cranberry Company, LLC and Will Logistics, LLC. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these financial statements include, but are not limited to, the sand reserves and its impact on calculating the depletion expense under the units-of-production method; the depreciation associated with property and equipment, impairment considerations of those assets; estimated cost of future asset retirement obligations; stock-based compensation; recoverability of deferred tax assets; and certain liabilities. Actual results could differ from management’s best estimates as additional information or actual results become available in the future, and those differences could be material.

The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The Company determined the estimated fair value of the preferred and common stock based on a number of objective and subjective factors, including external market conditions affecting its industry, market comparables and future discounted cash flows.

Cash

Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits of $250 at each financial institution. The Company has not experienced any losses related to these balances.

Accounts Receivable

Accounts receivable are due within 30 days, or in accordance with terms agreed with customers, and are stated at amounts due from customers net of any allowance for doubtful accounts. The Company considers accounts outstanding longer than the payment terms past due. The Company determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Accounts receivable are written off when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2013 and 2012, the Company did not deem an allowance for doubtful accounts necessary.

Deferred Financing Charges

Direct costs incurred in connection with debt financing have been capitalized and are being amortized using the straight-line method, which approximates the effective interest method, over the life of the debt. Amortization expense is included in interest expense and was $100 for each of the years ended December 31, 2013 and 2012.

Inventories

The Company’s sand inventory consists of raw material (sand that has been excavated but not processed), work-in-progress (sand that has undergone some but not all processing) and finished goods (sand that has been completely processed and is ready for sale). The spare parts inventory consists of critical spare parts.

Sand inventory is stated at the lower of cost or market using the average cost method. For the years ended December 31, 2013 and 2012, the Company had no write down of inventory as a result of any lower of cost or market assessment. Costs applied to the inventory include direct excavation costs, processing costs, overhead allocation, depreciation and depletion. Stockpile tonnages are calculated by measuring the number of tons added and removed from the stockpile. Costs are calculated on a per ton basis and are applied to the stockpiles based on the number of tons in the stockpile. The Company performs periodic physical inventory measurements to verify the quantity of inventory on hand. Due to variation in sand density and moisture content and production processes utilized to manufacture the Company’s products, physical inventories will not necessarily detect all variances. To mitigate this risk, the Company recognizes a yield adjustment on its inventories.

Spare parts inventory is accounted for on a first-in, first-out basis at the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Costs related to researching, surveying, drilling, and related activities are recorded at cost and capitalized once a determination has been made that the Company’s property has proven and probable reserves. Capitalized mining costs are depleted using the units-of-production method. Construction in progress is primarily comprised of machinery & equipment which has not been placed in service and is not depreciated until the related assets or improvements are ready to be placed in service. Depreciation is calculated using the straight-line method over the estimated useful lives of the property and equipment, which are:

Years
Land improvements	10
Plant and buildings	5-15
Real estate properties	10-40
Rail spur	30
Vehicles	3-5
Machinery, equipment and tooling	3-15
Furniture and fixtures	3-10

Expenditures for maintenance and repairs are charged against income as incurred; betterments that increase the value or materially extend the life of the related assets are capitalized. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recognized in the consolidated statement of operations.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down will be recorded to reduce the related asset to its estimated fair value. Management has determined that no impairments occurred during the years ended December 31, 2013 and 2012.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, the sales price charged is fixed or determinable, collectability is reasonably assured, and the risk of loss is transferred to the customer. This generally means that sales are freight on board, payment made at the origination point at the Company’s facility and title passes as the product is loaded into rail cars hired by the customer. Certain spot-rate customers have shipping terms of freight on board, payment made at the destination; the Company recognizes this revenue when the sand is received at the destination.

The Company derives its revenue by mining and processing sand that its customers purchase. Its revenues are primarily a function of the price per ton realized and the volumes sold. In some instances, its revenues also include a charge for transportation services it provides to its customers. The Company’s transportation revenue fluctuates based on a number of factors, including the volume of product it transports and the distance between its plant and customers.

The Company sells a limited amount of its products under short-term price agreements or at prevailing market rates. The majority of the Company’s revenues are realized through take-or-pay supply agreements with two customers. Initial terms of these contracts expire in 2016; both contracts include extension periods, as defined in the respective contracts. These agreements define, among other commitments, the volume of product that its customers must purchase, the volume of product that the Company must provide and the price that the Company will charge and that its customers will pay for each ton of contracted product. Prices under these agreements are generally fixed and subject to adjustment, upward or downward, only for certain changes in published producer cost indices or market factors. As a result, the Company’s realized prices may not grow at rates consistent with broader industry pricing. For example, during periods of rapid price growth, its realized prices may grow more slowly than those of competitors, and during periods of price decline, its realized prices may outperform industry averages. With respect to the take-or-pay arrangements, if the customer is not allowed to make up deficiencies, the Company recognizes revenues to the extent of the minimum contracted quantity, assuming payment has been received or is reasonably assured. If deficiencies can be made up, receipts in excess of actual sales are recognized as deferred revenues until production is actually taken or the right to make up deficiencies expires.

At December 31, 2013 and 2012, the Company determined that no amounts related to minimum commitments under customer contracts were due or payable to the Company.

Amounts invoiced or received from customers in advance of sand deliveries are recorded as deferred revenue.

Deferred Revenue

The Company receives advanced payments from certain customers in order to secure and procure a reliable provision and delivery of product. The Company classifies such advances as current or non-current liabilities depending upon the anticipated timing of delivery of the supplied product.

In February 2012, the Company received $3,000 in an advance payment from a customer, based on the terms of the customer long-term contract, for a certain volume of product to be delivered starting in July 2012. Revenue is recognized as product is delivered and the deferred revenue is reduced. At December 31, 2013 and 2012 the balance of deferred revenue was $183 and $2,067, respectively.

Asset Retirement Obligation

In accordance with ASC 410-20, “Asset Retirement Obligation”, the Company recognizes reclamation obligations when extraction occurs and records them as liabilities at estimated fair value. In addition, a corresponding increase in the carrying amount of the related asset is recorded and depreciated over such asset’s useful life or the estimated number of years of extraction. The reclamation liability is accreted to expense over the estimated productive life of the related asset and is subject to adjustments to reflect changes in value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. At December 31, 2013, the Company’s net asset retirement obligation was $204. At December 31, 2012, the Company’s asset retirement obligation was determined to be immaterial. The accretion expense in 2013 and 2012 was insignificant.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued expenses, approximates their fair value due to the short maturity of such instruments. Financial instruments also consist of debt for which fair value approximates carrying values as the debt bears interest at a variable rate which is reflective of current rates otherwise available to the Company. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Fair Value Measurements

The Company’s financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable, which are as follows:

•	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—Unobservable inputs that reflect the Company’s assumptions that market participants would use in pricing assets or liabilities based on the best information available.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of ASC Topic 718, Compensation—Stock Compensation (ASC 718), which requires the recognition of expense related to the fair value of stock-based compensation awards in the Statements of Operations and Comprehensive Loss.

For restricted stock issued to employees and members of the Board for their services on the Board, the Company estimates the grant date fair value of each share of restricted stock at issuance. For awards subject to service-based vesting conditions, the Company recognizes stock-based compensation expense, net of estimated forfeitures, equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. For awards subject to both performance and service-based vesting conditions, the Company recognizes stock-based compensation expense using the straight-line recognition method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Share-based payments issued to non-employees are recorded at their fair values, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period in accordance with the provisions of ASC 718 and ASC Topic 505, Equity. The grant date fair value was calculated based on a weighted analysis of (i) publicly-traded companies in similar line of business to the Company (market comparable method) – Level 2 inputs, and (ii) discounted cash flows of the Company – Level 3 inputs.

Income Taxes

The Company applies the provisions of ASC Topic 740 “Income Taxes” (“ASC 740”), which principally utilizes a balance sheet approach to provide for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of net operating loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The impact of an uncertain income tax position on the income tax returns must be recognized at the largest amount that is more-likely-than-not to be required to be recognized upon audit by the relevant taxing authority. This standard also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting for interim periods, disclosure and transition issues with respect to tax positions. The Company includes interest and penalties as a component of income tax expense in the consolidated statement of operations. For the periods presented, no interest and penalties were recorded. The Company is open to examination by taxing authorities since incorporation.

Environmental Matters

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Management has established procedures for the ongoing evaluation of the Company’s operations, to identify potential environmental exposures and to comply with regulatory policies and procedures. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed as incurred. Liabilities are recorded when environmental costs are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. As of December 31, 2013 and 2012, there were no environmental matters deemed probable.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) was equal to net income (loss) for all periods presented.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment. All long-lived assets of the Company reside in the United States.

Basic and Diluted Net Income (Loss) Per Share of Common Stock

Basic net income (loss) per share of common stock is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, excluding the dilutive effects of preferred stock, warrants to purchase common stock and restricted stock. Diluted net income (loss) per share of common stock is computed by dividing the net income (loss) attributable to common stockholders by the sum of the weighted-average number of shares of common stock outstanding during the period plus the potential dilutive effects of preferred stock and warrants to purchase common stock, and restricted stock outstanding during the period calculated in accordance with the treasury stock method, although these shares, restricted stock and warrants are excluded if their effect is anti-dilutive. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between basic and diluted net loss per share of common stock for the year ended December 31, 2012.

The following table sets reconciles the weighted-average common shares outstanding used in the calculation of basic net income per share to the weighted average common shares outstanding used in the calculation of diluted net income per share for the year ended December 31, 2013:

Year ending December 31,	2013	2012
Determination of shares:
Weighted average common shares outstanding	10,008	10,000
Assumed conversion of warrant	1,818	1,818
Assumed conversion of restrictive stock	22	8

Diluted weighted-average common stock outstanding	11,848	11,826

Recent Accounting Pronouncements

On April 5, 2012, the Jump-Start Our Business Startups Act (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” The Company is considered an emerging growth company, but has elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. As a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, (“ASU 2014-09”), “Revenue from Contracts with Customers”. The objective of ASU 2014-19 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new guidance, an entity will (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the contract’s performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. The new guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016 for public companies. Early adoption is not permitted. Entities have the option of using either a full retrospective or modified approach to adopt ASU 2014-09. The Company is currently evaluating the new guidance and has not determined the impact this standard may have on its consolidated financial statements nor decided upon the method of adoption.

In July 2013, the FASB amended Accounting Standards Codification (“ASC Topic 740”), “Income Taxes.” The amendment provides guidance on the consolidated financial statement presentation of an unrecognized tax benefit, as either a reduction of a deferred tax asset or as a liability, when a net operating loss carry-forward, a similar tax loss or a tax credit carry-forward exists. The amendment will be effective for interim and annual periods beginning after December 15, 2013 and may be applied on a retrospective basis. Early adoption is permitted. The Company does not expect the adoption of this amendment to have a material effect on the Company’s consolidated financial statements.

In February 2013, the FASB issued amended guidance on the recognition, measurement, and disclosure of certain obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Such arrangements may include debt, other contractual obligations, and settled litigation and judicial rulings. The amended guidance is to be applied retrospectively to all prior periods presented. This guidance will be effective for the Company beginning January 1, 2014. The Company anticipates that the adoption of this amended guidance will not materially affect its consolidated financial position, result of operations or cash flows.

In December 2011 and January 2013, the FASB issued amended guidance on disclosures pertaining to certain assets and liabilities that are either offset in an entity’s financial statements or those that are subject to a master netting agreement or similar arrangement. The scope of these disclosures is limited to derivatives, repurchase agreements and securities lending transactions. The Company adopted this guidance effective January 1, 2013, and, as it only impacts disclosures, it did not affect the Company’s consolidated financial position, result of operations or cash flows.

Supplemental Unaudited Pro Forma Information

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered distributions in contemplation of that offering. Upon completion of the initial public offering of Smart Sand Partners LP (the “Partnership”), the Partnership intends to distribute approximately $             million in cash to the Company. As part of the initial public offering, the Company will own, on behalf of its members, the equity interests in the Partnership’s general partner as well as common units and subordinated units in the Partnership. The unaudited basic and diluted pro forma earnings per common unit for the Partnership for the year ended December 31, 2013 has been calculated based on the assumed capital structure of the Partnership consisting of a non-economic general partner interest, subordinated units and common units. The outstanding preferred stock, warrants and common stock of the Company have been excluded from the Partnership’s unaudited basic and diluted pro forma earnings per common unit calculation as such units will remain obligations of the Company and not the Partnership. The common units consist of units issued to the Company plus an additional              common units, which is the number of common units that the Partnership would have been required to issue to fund the $             million distribution of total proceeds to the Company. The number of common units that the Partnership would have been required to issue to fund the $             million distribution was calculated as $             million less the Company’s net income of $             million for the year ended December 31, 2013 divided by an issue price per unit of $             , which is the assumed initial public offering price of $             per common unit less the estimated underwriting discounts, the structuring fee and offering expenses. The unaudited basic and diluted pro forma earnings per unit amounts are the same for the year ended December 31, 2013 as it has been assumed that the Partnership will not have outstanding dilutive common units.

4. Inventories

Inventories consisted of the following at December 31, 2013 and 2012:

	2013	2012
Raw material	$365	$163
Work-in-progress	9,484	2,695
Finished goods	105	405
Spare parts	42	19

Total	9,996	3,282
Less: current portion	5,465	3,282

Inventories, long-term	$4,531	$-

In November 2013, the Company signed a long-term contract with a customer to purchase sand that was previously not capitalized by the Company in inventory. The Company recorded an adjustment of $6,459 to capitalize the estimated sand necessary to fulfill minimum contract requirements over the life of the contract. Long-term inventories represent the estimated minimum quantity of sand to fulfill this contract beyond the next twelve months.

5. Property, Plant and Equipment

Property, plant and equipment consists of the following at December 21, 2013 and 2012:

	2013	2012
Machinery, equipment and tooling	$1,470	$1,137
Vehicles	309	331
Furniture and fixtures	40	13
Plant and building	30,605	30,497
Real estate properties	1,220	1,211
Railroad and sidings	7,070	7,070
Land and improvements	7,534	6,825
Asset retirement obligation	204	-
Mineral properties	5,999	5,999
Construction in progress	126	105

	54,577	53,188
Less: accumulated depreciation and depletion	(4,434)	(1,493)

Property, plant and equipment, net	$50,143	$51,695

Depreciation expense was $2,932 and $1,461 for the years ended December 31, 2013 and 2012, respectively. Depletion expense was $35 and $3 for the years ended December 31, 2013 and 2012, respectively. In 2013, the Company did not capitalize any interest. In 2012, the Company capitalized $811 of interest during the construction period of the plant and buildings.

6. Accrued Expenses

As of December 31, 2013 and 2012, accrued expenses were comprised of the following:

	2013	2012
Employee related expenses	$107	$55
Retainage accrual	636	1,158
Accrued real estate taxes	498	-
Accrued freight charges	135	-
Accrued site work	280	-
Other accrued liabilities	357	369

Total Accrued Expenses	$2,013	$1,582

7. Line of Credit

On July 2, 2012, the Company obtained a one-year $10,000 line of credit from a bank. The line of credit had an interest rate of Prime plus 1% (4.25% as of December 31, 2012). In July 2012, the Company borrowed $6,000 under the line of credit. In August 2012, the Company borrowed the remaining $4,000 under the line of credit. The majority holder of the Company’s common stock (and the sole holder of the Series A Preferred Stock) guaranteed the line of credit. In connection with the guarantee, the Company agreed to pay the holder of the Series A Preferred Stock additional stock dividends of 0.32% per annum through the maturity date of the line of credit. In July 2013, the line of credit was extended through July 9, 2014 and bore an interest rate of Prime plus 0.35% (3.60% as of December 31, 2013). Once a portion of the line of credit has been repaid, it cannot be re-borrowed. There are no financial covenants associated with the agreement. Interest expense under the line of credit was $376 and $202 for the years ended December 31, 2013 and 2012, respectively.

On March 28, 2014, as part of the financing transaction disclosed in Note 19, the outstanding balance of $9,256, which included accrued interest, was paid in full.

8. Capital Leases

During 2012, the Company entered into a lease arrangement to lease equipment. The Company evaluated the lease at inception and determined the agreement contained a bargain purchase option. Accordingly, the equipment with a cost of $626 has been capitalized and included in the Company’s property, plant and equipment. Depreciation expense under capital lease assets was $125 and $63 for the years ended December 31, 2013 and 2012, respectively.

Future minimum lease payments for capital leases at December 31, 2013 are as follows:

Amount
Year ending December 31, 2014	$378

Total minimum lease payments	378
Amount representing interest at 6.3%	(12)

Present value of net minimum lease payments	366
Less: current portion	(366)

Capital Lease Obligations, net of current portion	$-

During 2014, through the date the financial statements were available to be issued, the Company entered into $2,227 of new capital lease arrangements to lease equipment.

9. Notes Payable

The Company financed certain equipment and automobile purchases by entering into various debt agreements. Interest rates on these notes ranged from 0% to 8.39%. Aggregate maturities of notes payable are as follows:

Year ending December 31,
2014	$90
2015	18
2016	14

Total	122
Less: current portion	(90)

Long-Term Debt	$32

10. Mandatorily Redeemable Series A Preferred Stock

On September 13, 2011, the Company entered into a financing agreement with an Investor (“Series A Investor”). The agreement provides for the sale of Series A Preferred Stock (“Preferred Shares”) to the Company in three tranches. As part of this agreement, the investor received 22,000 Preferred Shares with an issuance price of $1,000 per share as well as 6,500 shares of common stock in exchange for gross proceeds of $22,000 in September 2011. The second tranche of 26,000 Preferred Shares was issued in January 2012, in exchange for gross proceeds of $26,000. The third tranche of up to 27,000 Preferred Shares is available to the Company at the discretion of the Company’s board of directors.

The Company authorized 200,000 shares of Series A Preferred Stock. Effective July 1, 2013, the Company reduced the number of authorized Preferred Shares to 100,000. The holders of the Preferred Shares are not entitled to vote, but are entitled to elect three of the five directors on the board of directors. In the event of liquidation, after provision for payment of all debts and liabilities of the Company, the holders of the Preferred Shares, before any payment shall be made to the holders of common stock, shall be entitled to receive the original issuance price per share, for all outstanding preferred shares plus any unpaid accrued dividends. If upon any such liquidation event the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled, the holders of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which otherwise be respectively entitled. Dividends accrue and accumulate on the Preferred Shares, whether or not earned or declared, at the rate of 15% per annum and compound quarterly on April 1, July 1, October 1 and January 1. Dividends are paid in-kind with additional Preferred Shares; fractional share portion of calculated dividends are paid in cash. In-kind dividends are accounted for as interest expense and are accrued as part of the long-term liability in the consolidated balance sheets. The Company issued 9,077 and 6,978 Preferred Shares for dividends in December 31, 2013 and 2012, respectively. In 2013 and 2012, the Company incurred $9,674 and $7,638 of interest expense related to the Preferred Shares, respectively. In 2013, the Company did not capitalize any interest expense related to the Preferred Shares. In 2012, the Company capitalized $811 of such interest expense into property, plant and equipment in the consolidated balance sheets.

The Preferred Shares are mandatorily redeemable on September 13, 2016. The redemption price is the original issuance price per share of all outstanding preferred shares plus any unpaid accrued dividends. The Company has an option to repay the Preferred Shares before September 13, 2016; if this option is exercised, the Company must repay at least $1,000. The Preferred Shares are not convertible into common stock or any other security issued by the Company. As a result of the Preferred Shares’ mandatory redemption feature, the Company classified these securities as long-term liabilities in the accompanying consolidated balance sheets as of December 31, 2013 and December 31, 2012, respectively.

The Company incurred $1,698 of transaction costs in connection with the issuance of the first tranche of the Preferred Shares. The transaction costs and the allocation of value to the common shares (see Note 11) have been recorded as a reduction of the carrying amount of the Preferred Shares long-term liability. The Company incurred $1,639 of transaction costs in connection with the issuance of the second tranche of the Preferred Shares. The Preferred Shares liability will be accreted to the face value with a corresponding charge to interest expense over the remaining term of the Preferred Shares to present the face value of the Preferred Shares mandatory redemption date value on September 13, 2016.

At December 31, 2013 and 2012, the Series A Redeemable Preferred Stock consisted of:

December 31,	2013	2012
Face value	$48,000	$48,000
Allocation of value to common stock	(1,178)	(1,178)
Issuance costs	(3,336)	(3,336)
Accumulated dividends	17,040	7,963
Accretion of transaction costs	1,343	748

Total Series A Redeemable Preferred Stock	$61,869	$52,197

At December 31, 2013 and 2012, the liquidation value of the Series A Preferred Stock is $65,040 and $55,963.

On March 28, 2014, as part of the financing transaction disclosed in Note 19, approximately $40,000 was redeemed by the Company and paid to the holders of Preferred Shares.

11. Common Stock

The Company had 15,000 authorized and 10,008 and 10,000 issued shares of common stock at December 31, 2013, and 2012, respectively. The holders of the common stock are entitled to one vote per share.

The stockholders’ agreement provides certain restrictions on all classes of stock for the transfer of shares or the issuance of additional shares. In the event a stockholder proposes to sell their shares, other investors in the Company and then the Company itself have a right of first refusal to purchase the shares, as defined. Alternatively, if a stockholder proposes to sell their shares, other stockholders have the right to participate in the sale based on a formula, as defined. Additionally, the stockholders’ agreement also restricts the Company from selling or issuing additional shares of stock, securities convertible into stock or options, warrants or rights to purchase stock without stockholder approval, as defined.

In the event of a sale of the Company, as defined, where the board of directors of the Company and at least a majority of the Preferred Shares and common stockholders agree to sell substantially all the assets or capital stock of the Company, all remaining stockholders are required to participate in the transaction.

The holder of the Series A Preferred Shares was issued 6,500 shares of common stock for no cash consideration in 2011. As a result and in order to recognize the value of the common stock issued, $1,178 was bifurcated from the proceeds of the Series A Preferred Shares and allocated to the 6,500 shares of common stock received by Series A Investor. The Company used a current value method to determine the fair value of the shares at the issuance date since the Company was at such an early stage of development that no material progress had been made to the Company’s business plan. As discussed in Note 10, the amount allocated to the Series A Investor’s common shares will be accreted to the face value of the Preferred Shares with a corresponding charge to interest expense over the 5-year term of the Preferred Shares.

Certain management stockholders have pledged 2,680 shares of common stock as a guarantee of performance on the Series A Preferred Shares (Note 10).

12. Warrants

Contemporaneous with the financing transaction in 2012 described in Note 10, the Company issued certain management stockholders warrants to purchase 1,818 shares of common stock for a purchase price of $10 per share. The warrants are scheduled to expire 8 years after issuance. The warrants are exercisable upon the achievement of certain triggering events, as defined, in the warrant agreements. No expense was recorded related to these warrants during the years ended December 31, 2013 and 2012, because the performance criteria were not met.

13. Stock-Based Compensation

In May 2012, the Board approved the 2012 Equity Incentive Plan (“Plan”), which provides for the issuance of Awards (as defined in the Plan) of up to a maximum of 200 shares of the Company’s common stock to employees, non-employee members of the Board, and consultants of the Corporation. The awards can be issued in the form of incentive stock options, non-qualified stock options or restricted stock, and have expiration dates of 5 or 10 years after issuance, depending whether the recipient already holds above 10% of the voting power of all classes of the Company’s shares. The exercise price will be based on the fair market value of the share on the date of issuance; vesting periods will be determined by the board upon issuance of the Award.

During 2013 and 2012, 7.5 and 25 shares of restricted stock were issued under the Plan, respectively. The grant date fair value of the restricted stock ranged from $4,160 - $6,660 per share. The shares vest over three to five years from their respective grant dates. The grant date fair value was calculated based on a weighted analysis of (i) publicly-traded companies in similar line of business to the Company (market comparable method)—Level 2 inputs, and (ii) discounted cash flows of the Company—Level 3 inputs. The Company recognized $40 and $20 of compensation expense for the vested restricted stock during 2013 and 2012, respectively, in operating expenses on the consolidated statement of operations. At December 31, 2013 the Company had unrecognized compensation expense of $89. That expense is expected to be recognized as follows:

Year ending December 31,
2014	$44
2015	23
2016	9
2017	9
2018	4

$89

The following table summarizes restricted stock activity under the Plan from January 1, 2012 through December 31, 2013:

	Number of Shares	Weighted Average
January 1, 2012
Granted	25.0	$4,160
Vested	-	-
Forfeiture	-	-

Unvested, December 31 2012	25.0	4,160
Granted	7.5	6,097
Vested	(8.3)	(4,160)
Forfeiture	-	-

Unvested, December 31 2013	24.2	$4,761

The total fair value of the granted restricted stock is determined by utilizing the underlying fair value of the common stock at the date of grant.

During 2014, through the date the financial statements were available to be issued, the Company issued an additional 152 shares of restricted stock under the Plan. Additionally, the Plan was amended to provide for the issuance of Awards of up to a maximum of 400 shares of the Company’s common stock to employees, non-employee members of the Board, and consultants of the Corporation.

14. Income Taxes

The provision for income taxes consists of the following:

	2013	2012
Current:
Federal	$196	$(11)
State and local	-	-

Total current expense (benefit)	196	(11)

Deferred:
Federal	2,579	1,616
State and local	(152)	258
Valuation allowance	-	(1,874)

Total deferred expense	2,427	-

Total income tax expense (benefit)	$2,623	$(11)

Income tax expense (benefit) related to operations differs from the amounts computed by applying the statutory income tax rate of 34% to pretax loss as follows:

	2013	2012
At statutory rate	$1,033	$(3,293)
Non-deductible interest expense	3,289	2,322
State taxes, net of US federal benefit	96	(187)
Change in valuation allowance	(1,864)	1,021
Other	69	126

Total income tax expense (benefit)	$2,623	$(11)

Deferred income taxes reflect the net tax effects of loss and credit carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets for federal and state income taxes are as follows:

December 31,	2013	2012
Deferred tax assets:
Net operating loss carryforwards	$4,556	$8,287
AMT credit carryforwards	215	-
Reserves and accruals	1,025	1,137

Total gross deferred tax assets	5,796	9,424

Deferred tax liabilities:
Prepaid expenses and other	(40)	(49)
Depreciation, amortization and depletion	(8,173)	(7,501)

Total gross deferred tax liabilities	(8,213)	(7,550)
Less: valuation allowance	(10)	(1,874)
Less: current net deferred tax assets	(4,864)	-

Noncurrent deferred tax liabilities, net	$(7,291)	$-

In assessing the realizability of deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. At December 31, 2012, due to the Company’s lack of earnings history, management determined it was more likely than not that the Company will not be able to realize the benefits of the deductible temporary differences. Therefore, the Company has recorded a valuation allowance against the net deferred tax assets as of December 31, 2012. At December 31, 2013, based on the Company’s future income projections, management determined it was more likely than not that the Company will be able to realize the benefits of the deductible temporary differences. Therefore, the Company recorded a valuation allowance of $10 only against certain state deferred tax assets as of December 31, 2013. The net change in the valuation allowance during the year was a reduction of $1,864.

At December 31, 2013 and 2012, the Company has federal and state net operating losses (NOLs) of approximately $12,661 and $29,611, respectively. The federal NOL will expire in 2032. The state NOL will expire between 2027 and 2032.

The Company has evaluated its tax positions taken as of December 31, 2013 and believes all positions taken would be upheld under examination from income taxing authorities. Therefore, no liability for the effects of uncertain tax positions has been recorded in the accompanying consolidated balance sheets as of December 31, 2013 or 2012. The Company is open to examination by taxing authorities since incorporation.

15. 401(k) Plan

The Company has a defined contribution plan that covers all employees over the age of 21 who have been employed for at least 90 days. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. In accordance with the provisions of the plan, the Company may make discretionary contribution to the account of each participant. During the years ended December 31, 2013 and 2012, the Company made contributions of $71 and $35, respectively.

16. Concentrations

As of December 31, 2013, two suppliers accounted for 51% of the Company’s accounts payable, respectively. As of December 31, 2012, one supplier accounted for 92% of the Company’s accounts payable, respectively. For the years ended December 31, 2013 and 2012, two suppliers accounted for 68% and 88% of the Company’s cost of goods sold, respectively.

As of December 31, 2013, two customers accounted for 78% and 11% of the Company’s accounts receivable. As of December 31, 2012, one customer accounted for 100% of the Company’s accounts receivable.

For the year ended December 31, 2013, two customers accounted for 75% and 20% of the Company’s revenue. One customer accounted for 100% of the Company’s revenue for the year ended December 31, 2012.

The Company’s inventory and operations are located in Wisconsin. There is a risk of loss if there are significant environmental, legal or economic change to this geographic area.

17. Related Party Transactions

During 2013 and 2012, the Company reimbursed the Series A Investor $32 and $50, respectively, for certain out-of-pocket and other expenses in connection certain management and administrative support services provided. During 2013 and 2012, the Company expensed $95 and $4, respectively, for services under a consulting agreement from a relative of a Company stockholder. During 2013 the Company purchased a vehicle from two Company stockholders for $28.

18. Commitments and Contingencies

Leases

We are obligated under certain operating leases and rental agreements for railroad cars, office space, and other equipment. Future minimum annual commitments under such operating leases at December 31, 2013 are as follows:

Year ended December 31,
2014	$150
2015	101
2016	34
2017	—
2018	—
Thereafter	—

Expense related to operating leases and rental agreements was $324 and $74 for the years ended December 31, 2013 and 2012.

During 2014, through the date the financial statements were available to be issued, the Company entered into various additional long-term operating lease agreements for plant and rail equipment and office space.

Litigation

The Company is periodically involved in litigation and claims incidental to its operation. Management believes that any pending litigation will not have a material impact the Company’s financial position.

Employment Agreements

Certain of the Company’s executives are employed under employment agreements, the terms of which provide for, among other things, a base salary plus additional compensation including an annual bonus based on the percentage as defined and agreed upon by the board based on service and/or performance in a given calendar year. The agreements, which contain one year automatic renewals, provide for benefits that are customary for senior-level employees. The Company is required to pay severance under these agreements under certain conditions, as defined, in the event employment of these key executives is terminated. The Company’s commitment under these agreements is $1,100 as of December 31, 2013. The agreements which were originally scheduled to expire in September 2013 have been amended and are scheduled to expire through May 2017. The Company’s commitment under these amended new agreements is $875.

Consulting Agreements

On August 1, 2010, the Company entered into a consulting agreement related to the purchase of land with a third party. The third party acted as an agent for the Company to obtain options to purchase certain identified real property in Wisconsin, as well as obtain permits and approvals necessary to open, construct and operate a sand mining and processing facility on such real property. The agreement continues for two years after the closing of one or more of the identified real properties. The third party’s compensation consists of $10 per month through the end of the agreement, reimbursement of expenses, and $1 per each acre purchased as a closing fee. In 2013 and 2012, the Company paid the third party $90 and $120, respectively, in consulting fees, expense reimbursements and closing costs. These costs have been capitalized in property and equipment in the accompanying consolidated balance sheets as they relate to the acquisition of land.

In addition to the aforementioned fees, the consulting agreement provides for tonnage fees based upon mining operations. The payment of $0.50 per sold ton of certain grades of sand that were mined and sold from the properties acquired under the consulting agreement begins with the second year of operations of the plant and continues indefinitely. The minimum annual tonnage fee is $200 per contract year, which runs from August 1 to July 31. During the years ended December 31, 2013 and 2012, the Company incurred $236 and $47 related to tonnage fees, respectively.

In March 2011, the Company entered into an agreement with an investment banking firm to assist the Company in the search to find appropriate financing. The investment banking firm received 6% of the aggregate funds as a placement fee and would have received additional consideration of 2% of the fully diluted equity of the Company if equity funding had exceeded $60 million; however, this last condition of the engagement was not met as of December 31, 2013. During 2012, the Company paid the investment banking firm $1,560 associated with the second tranche of Preferred Share funding (Note 10). In July 2012, the Company paid an additional $200 related to the line of credit (Note 7) to the investment banking firm. There were no payments made to the investment banking firm during 2013. The Company amortized this payment as a deferred financing charge over the life of the line of credit.

Letters of Credit

As of December 31, 2013, the Company has an outstanding letter of credit to the favor of Monroe County, Wisconsin for $770. The Company provided this letter of credit to assure performance under the reclamation plan filed with Monroe County.

In July 2014, the Company issued a letter of credit for $1,250 to a fuel pipeline common carrier to expand the pipeline capability to the Company’s plant location.

Other

In connection with a planned plant expansion, the Company was committed to expenditures of approximately $2,400 at December 31, 2013 which we expect to be fulfilled by the end of 2014. The Company incurred additional expenditures in 2014 related to this plant expansion.

During 2014, through the date the financial statements were available to be issued, the Company entered into a seven-year long-term fuel arrangement with third party to provide certain services/products. The Company’s minimum obligation over the term of these contracts is $2,132.

19. Subsequent Events

The Company has evaluated events and transactions subsequent to the balance sheet date and through August 28, 2014, the date the financial statements were available to be issued. Based on this evaluation, except for those events or transactions disclosed in Notes 7, 8, 10, 13, 18 and below, the Company is not aware of any events or transactions that occurred subsequent to December 31, 2013 through August 28, 2014 that would require recognition or disclosure in the consolidated financial statements.

On March 28, 2014, the Company entered into a $72,500 revolving credit and security agreement (the “Credit Agreement”) among Smart Sand Inc. and its wholly-owned subsidiary Fairview Cranberry Company, LLC as borrowers (the “Borrowers”), and PNC Bank, National Association, as administrative agent and collateral agent. The Credit Agreement provides for a $72,500 variable rate senior secured revolving credit facility (the “Revolving credit facility”) which was available to repay $40,000 of the outstanding Preferred Shares (Note 10) and the outstanding balance of our line of credit (Note 7), and to fund fees and expenses totaling $1,582 incurred in connection with the credit facility, and for general business purposes, including working capital requirements, capital expenditures, and permitted acquisitions. In addition, the Credit Agreement includes a sublimit of up to $5,000 for the issuance of letters of credit. Substantially all of the assets of the Borrowers are pledged as collateral under the Credit Agreement. The revolving credit facility matures on March 28, 2019.

Loans under the revolving credit facility bear interest at our option at either:

•	a Base Rate (as defined in the Credit Agreement), which will be the base commercial lending rate of PNC Bank, as publicly announced to be in effect from time to time, plus an applicable margin ranging from 2.50% to 3.00% based on our total leverage ratio; or

•	LIBOR plus an applicable margin ranging from 3.50% to 4.00% based on our total leverage ratio.

The Company also incurs certain commitment fees on committed amounts that are neither used for borrowings nor under letters of credit.

The Company initially borrowed $53,837. Of the $1,672 of direct financing costs, $1,139 was recorded as debt discount against the amount borrowed, resulting in net proceeds of $52,698. The remaining direct costs for professional and legal fees of $533, were recorded as deferred financing cost. As a result of this transaction, the Company recognized an approximate $970 loss on extinguishment of debt.

The Credit Agreement contains various covenants and restrictive provisions and requires maintenance of financial covenants, including a fixed charge coverage ratio and a total leverage ratio (as defined in the Credit Agreement).

At June 30, 2014, we were in compliance with our financial covenants and had undrawn availability under this credit facility totaling $17,825.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

Smart Sand Partners LP

We have audited the accompanying consolidated balance sheet of Smart Sand Partners LP (the “Partnership”) (a Delaware Limited Partnership) as of August 12, 2014 (date of inception). This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Partnership as of August 12, 2014 (date of inception) in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia PA

August 28, 2014

SMART SAND PARTNERS LP

BALANCE SHEET

August 12, 2014

Assets
Cash	$-

Total assets	$-

Partners’ capital
Limited partner’s capital	$1,000
General partner’s capital	-
Receivable from partners	(1,000)

Total partners’ capital	$-

See accompanying note to balance sheet.

SMART SAND PARTNERS LP

NOTE TO BALANCE SHEET

1. Organization and Operations

Smart Sand Partners LP (the “Partnership”) is a Delaware limited partnership formed on August 12, 2014 to acquire selected sand reserves and related processing and transportation facilities of Smart Sand, Inc. In connection with its formation, the Partnership has issued (a) a non-economic general partner interest to Smart Sand GP LLC, its general partner, and (b) a 100.0% limited partner interest to Smart Sand, Inc., its organizational limited partner.

The Partnership, upon the transfer of the contributed assets, will be engaged in substantially the same business and revenue generating activities as its predecessor. Accordingly, separate statements of operations, changes in partners’ capital and cash flows have not been presented because the Partnership has no business activities.

The accompanying balance sheet reflects the financial position of the Partnership immediately subsequent to its initial capitalization. There have been no other transactions involving the Partnership subsequent to August 12, 2014 and through the date of this filing.

APPENDIX A:

FORM OF FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

SMART SAND PARTNERS LP

A Delaware Limited Partnership

Dated as of

                    , 2014

[To be filed by amendment.]

A-1

APPENDIX B:

GLOSSARY OF TERMS

100 mesh frac sand:    Sand that passes through a sieve with 70 holes per linear inch and is retained by a sieve with 140 holes per linear inch.

20/40 mesh frac sand:    Sand that passes through a sieve with 20 holes per linear inch and is retained by a sieve with 40 holes per linear inch.

30/50 mesh frac sand:    Sand that passes through a sieve with 30 holes per linear inch and is retained by a sieve with 50 holes per linear inch.

40/70 mesh frac sand:    Sand that passes through a sieve with 40 holes per linear inch and is retained by a sieve with 70 holes per linear inch.

API:    American Petroleum Institute.

Ceramic proppant:    Artificially manufactured proppants of consistent size and sphere shape that offers a high crush strength.

Coarse sand:    Sand of mesh size equal to or less than 70.

Crush strength:    Ability to withstand high pressures. Crush strength is measured according to the pounds per square inch of pressure that can be withstood before the proppant breaks down into finer granules.

Dry plant:    An industrial site where slurried sand product is fed through a dryer and screening system to be dried and screened in varying gradations. The finished product that emerges from the dry plant is then stored in silos before being transported to customers. Dry plants may also include a stone breaking machine and stone crusher.

Energy Information Administration (EIA):    The statistical and analytical agency within the U.S. Department of Energy.

Fine sand:    Sand of mesh size greater than 70.

Frac sand:    A proppant used in the completion and re-completion of unconventional oil and natural gas wells to stimulate and maintain oil and natural gas production through the process of hydraulic fracturing.

Hydraulic fracturing:    The process of pumping fluids, mixed with granular proppants, into a geological formation at pressures sufficient to create fractures in the hydrocarbon-bearing rock.

Mesh size:    Measurement of the size of a grain of sand indicating it will pass through a sieve of a certain size.

Monocrystalline:    Consisting of a single crystal rather than multiple crystals bonded together (polycrystalline). Monocrystalline frac sand typically exhibits higher crush strength than polycrystalline sand, as these structures are more prone to breaking down under high pressures than a single crystal.

B-1

Natural gas:    A mixture of hydrocarbons (principally methane, ethane, propane, butanes and pentanes), water vapor, hydrogen sulfide, carbon dioxide, helium, nitrogen and other chemicals that occur naturally underground in a gaseous state.

Northern White sand:    A monocrystalline sand with greater sphericity and roundness enabling higher crush strengths and conductivity.

Overburden:    The material that lies above an area of economic interest.

Probable reserves:    Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proppant:    A sized particle mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment.

Proven reserves:    Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserves:    Sand that can be economically extracted or produced at the time of determination based on relevant legal, economic and technical considerations.

Resin-coated sand:    Raw sand that is coated with a resin that increases the sand’s crush strength and prevents crushed sand from dispersing throughout the fracture.

Roundness:    A measure of how round the curvatures of an object are. The opposite of round is angular. It is possible for an object to be round but not spherical (e.g., an egg-shaped particle is round, but not spherical). When used to describe proppant, roundness is a reference to having a curved shape which promotes hydrocarbon flow, as the curvature creates a space through which the hydrocarbons can flow.

Silica:    A chemically resistant dioxide of silicon that occurs in crystalline, amorphous and cryptocrystalline forms.

Sphericity:    A measure of how well an object is formed in a shape where all points are equidistant from the center. The more spherical a proppant, the more it promotes hydrocarbon flow.

Shale Play:    A geological formation that contains petroleum and/or natural gas in nonporous rock that requires special drilling and completion techniques.

Turbidity:    A measure of the level of contaminants, such as silt and clay, in a sample.

Wet plant:    An industrial site where quarried sand is slurried into the plant. The sand ore is then scrubbed and hydrosized by washers or scrubbers to remove the deleterious materials from the ore, and then separated using a vibrating screen and waterway system to generate separate frac sand stockpiles, providing a uniform feedstock for the dryer. The ultra-fine materials are typically sent to a mechanical thickener, and eventually to settling ponds.

B-2

Smart Sand Partners LP

             Common Units

Representing Limited Partner Interests

Prospectus

                    , 2014

Goldman, Sachs & Co.

Credit Suisse

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Smart Sand Partners LP.    Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against any and all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Smart Sand Partners LP and our general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

Smart Sand GP LLC.    Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Under the limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

•	any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;

•	any person who is or was serving at the request of our general partner or any affiliate of our general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; and

•	any person designated by our general partner.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

Item 15. Recent Sales of Unregistered Securities

On August 12, 2013, in connection with the formation of the partnership, Smart Sand Partners LP issued to (i) Smart Sand GP LLC a non-economic general partner interest in the partnership for $0 and (ii) Smart Sand, Inc. a 100% limited partner interest in the partnership for $1,000 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit number	Description

1.1*	Form of Underwriting Agreement (including form of lock-up agreement)

3.1*	Certificate of Limited Partnership of Smart Sand Partners LP

3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Smart Sand Partners LP (included as Appendix A to the prospectus)

5.1*	Form of opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	Form of opinion of Latham & Watkins LLP relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2*#	Form of Smart Sand Partners LP 2014 Long-Term Incentive Plan

10.3*	Form of Omnibus Agreement

10.4*	Form of Credit Agreement

10.5*#	Employment Agreement between Smart Sand, Inc. and Charles Young

10.6*#	Employment Agreement between Smart Sand, Inc. and Robert Kiszka

21.1*	List of Subsidiaries of Smart Sand Partners LP

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of John T. Boyd Company

23.3*	Consent of Stim-Lab Inc.

23.4*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.5*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.6*	Consent of Director Nominee

24.1*	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.
#	Compensatory plan, contract or arrangement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(c) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(d) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(e) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Smart Sand GP LLC, our general partner, or its affiliates and of fees, commissions, compensation and other benefits paid, or accrued to Smart Sand GP LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, Texas, on                     , 2014.

Smart Sand Partners LP

By:	Smart Sand GP LLC, its general partner

By:
Charles E. Young Chief Executive Officer

Each person whose signature appears below appoints Charles E. Young and Lee E. Beckelman, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

Charles E. Young	Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Lee E. Beckelman	Chief Financial Officer (Principal Financial Officer)	, 2014

Susan Neumann	Controller and Secretary (Principal Accounting Officer)	, 2014

José E. Feliciano	Director (Co-Chairman of the Board)	, 2014

Colin Leonard	Director	, 2014

Timothy J. Pawlenty	Director	, 2014

Andrew Speaker	Director (Co-Chairman of the Board)	, 2014

EXHIBIT INDEX

Exhibit number	Description

1.1*	Form of Underwriting Agreement (including form of lock-up agreement)

3.1*	Certificate of Limited Partnership of Smart Sand Partners LP

3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Smart Sand Partners LP (included as Appendix A to the prospectus)

5.1*	Form of opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1*	Form of opinion of Latham & Watkins LLP relating to tax matters

10.1*	Form of Contribution, Conveyance and Assumption Agreement

10.2*#	Form of Smart Sand Partners LP 2014 Long-Term Incentive Plan

10.3*	Form of Omnibus Agreement

10.4*	Form of Credit Agreement

10.5*#	Employment Agreement between Smart Sand, Inc. and Charles Young

10.6*#	Employment Agreement between Smart Sand, Inc. and Robert Kiszka

21.1*	List of Subsidiaries of Smart Sand Partners LP

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of John T. Boyd Company

23.3*	Consent of Stim-Lab Inc.

23.4*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.5*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

23.6*	Consent of Director Nominee

24.1*	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.
#	Compensatory plan, contract or arrangement.